Exhibit 99.1

CORE ZONE PURCHASE AGREEMENT
EXECUTION COPY

SHARE PURCHASE AGREEMENT

BHP BILLITON CANADA INC.

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BHP PERU HOLDINGS INC.

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     HARRY WINSTON DIAMOND MINES LTD.

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HARRY WINSTON DIAMOND CORPORATION

__________________________

November 13, 2012
__________________________

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION

1.1	Defined Terms	2
1.2	Rules of Construction	18
1.3	Entire Agreement	18
1.4	Time of Essence	19
1.5	Governing Law and Submission to Jurisdiction	19
1.6	Severability	19
1.7	Knowledge	19

ARTICLE 2 PURCHASE AND SALE

2.1	Purchase and Sale	19
2.2	Purchase Price	20
2.3	Certificate of Compliance	21

ARTICLE 3 EFFECTIVE PERIOD

3.1	Effective Date Principles	22
3.2	Effective Period Reporting	23
3.3	Effective Period Payment	24
3.4	Effective Period Payment True Up	25
3.5	Disputes	25

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BHP BILLITON CANADA

4.1	Organization	27
4.2	Authorization	27
4.3	BBDNV Ordinary Shares, BCDC Preferred Shares and Capitalization	27
4.4	Participating Interests	27
4.5	No Other Agreements to Purchase	28
4.6	No Options	28
4.7	No Violation	28
4.8	EKATI Financial Statements	28
4.9	Absence of Changes	29
4.10	Financial Sureties	29
4.11	Core Zone Leases	29
4.12	Permits	29
4.13	Agreements and Commitments	30
4.14	EKATI Leased Real Property	30
4.15	Title to Other Property	30
4.16	Insurance	31
4.17	Environmental Matters	31
4.18	Compliance with Laws	31
4.19	Litigation	31
4.20	Employment Matters	31
4.21	Collective Agreements	33
4.22	Intellectual Property	33
4.23	Royalties	33
4.24	Core Zone Joint Venture Books and Records	33

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4.25	Organization of BBDNV	34
4.26	BBDNV Financial Statements	34
4.27	Absence of Changes of BBDNV	34
4.28	BBDNV Agreements and Commitments	34
4.29	Subsidiaries of BBDNV	35
4.30	Business of BBDNV	35
4.31	BBDNV Leased Real Property	35
4.32	BBDNV Compliance with Laws	35
4.33	BBDNV Books and Records	35
4.34	BBDNV Taxes	35
4.35	BBDNV Litigation	36
4.36	BBDNV Employment Matters	36

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BHP PERU

5.1	Organization	37
5.2	Authorization	37
5.3	BCDC Common Shares and Capitalization	37
5.4	Participating Interests	37
5.5	No Other Agreements to Purchase	38
5.6	No Violation	38
5.7	Organization of BCDC	39
5.8	No Violation by BCDC	39
5.9	No Options	39
5.10	Subsidiaries	39
5.11	BCDC Financial Statements	40
5.12	Absence of Changes	40
5.13	Assets	40
5.14	Books and Records	40
5.15	Taxes	40
5.16	Litigation	42
5.17	Employment Matters	42

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PURCHASER

6.1	Organization	43
6.2	Ownership	43
6.3	Authorization	43
6.4	No Violation	43
6.5	Consents and Approvals	43
6.6	Financing	43
6.7	Diavik Material Adverse Change	44

ARTICLE 7 SURVIVAL OF REPRESENTATIONS AND WARRANTIES

7.1	Survival of Representations and Warranties of the BHP Billiton Parties	44
7.2	Survival of Representations and Warranties of Purchaser	45

ARTICLE 8 COVENANTS

8.1	Conduct Prior to Closing	45
8.2	Reorganization	49
8.3	Actions to Satisfy Closing Conditions	50

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8.4	Further Assurances	51
8.5	Access	51
8.6	Public Statements	52
8.7	Books and Records	53
8.8	Tax Matters	53
8.9	Control over Tax Proceedings	53
8.10	Insurance	54
8.11	Non-EKATI Former Employees Annuities	55
8.12	BBDNV Secondees	55
8.13	Non-Solicitation of Transferred Employees	55

ARTICLE 9 ADDITIONAL PURCHASER COVENANTS

9.1	Replacement of Environmental Guarantee and Financial Sureties	56
9.2	Employee Matters	56
9.3	Non-Solicitation of EKATI Secondees	57
9.4	BCDC Obligations	57
9.5	Sale Restrictions	57
9.6	Financing	57
9.7	Parent Guarantee	58

ARTICLE 10 CONDITIONS OF CLOSING

10.1	Mutual Conditions	58
10.2	Conditions of Closing in Favour of BHP Billiton Parties	59
10.3	Conditions of Closing in Favour of Purchaser	60

ARTICLE 11 CLOSING ARRANGEMENTS

11.1	Closing	61
11.2	Closing Deliveries by the BHP Billiton Parties	61
11.3	Closing Deliveries by Purchaser	62

ARTICLE 12 INDEMNIFICATION

12.1	Indemnification by BHP Billiton Canada	62
12.2	Tax Indemnity	63
12.3	Tax Adjustment	64
12.4	Indemnification by Purchaser	64
12.5	Limitation of Liability	65
12.6	Notice of Claim	66
12.7	Direct Claims	66
12.8	Third Party Claims	67
12.9	Tax Claims	68
12.10	Environmental Liability Claims	68
12.11	Exclusivity	68

ARTICLE 13 TERMINATION

13.1	Termination	69
13.2	Effect of Termination	70
13.3	Termination Fees	70

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13.4	Surviving Provisions on Termination	71
13.5	Remedies	71

ARTICLE 14 MISCELLANEOUS
14.1	Notices	71
14.2	Amendments and Waivers	72
14.3	Assignment	72
14.4	Successors and Assigns	73
14.5	Expenses	73
14.6	Counterparts	73

Schedule A – EFFECTIVE PERIOD NOTIONAL TAXES
Schedule B – BUFFER ZONE LEASES
Schedule C – CORE ZONE LEASES
Schedule 1.1(a) – ESCROW AGREEMENT
Schedule 3.3(a) – STATEMENT OF EFFECTIVE PERIOD PAYMENT
Schedule 8.2 – REORGANIZATION STEPS

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THIS AGREEMENT made as of the 13th day of November, 2012,

B E T W E E N:

BHP BILLITON CANADA INC.,
a corporation existing under the laws of
Canada,

(hereinafter referred to as "BHP Billiton Canada"),

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BHP PERU HOLDINGS INC.,
a corporation existing under the laws of Delaware,

(hereinafter referred to as "BHP Peru"),

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HARRY WINSTON DIAMOND MINES LTD.,
a corporation existing under the laws of
the Northwest Territories,

(hereinafter referred to as "Purchaser")

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HARRY WINSTON DIAMOND
CORPORATION,
a corporation existing under the laws of
Canada,

(hereinafter referred to as "Parent").

WHEREAS BHP Billiton Canada and BCDC (as defined below) intend to complete an internal reorganization pursuant to which BHP Billiton Canada will transfer all of its interests in the Core Zone Joint Venture (defined below) and rights as operator of the Core Zone Joint Venture to BCDC and BCDC will assume certain of BHP Billiton Canada's liabilities and obligations in connection with the Core Zone Joint Venture together with certain of BHP Billiton Canada's liabilities and obligations as operator of the Core Zone Joint Venture;

AND WHEREAS, as part of such internal reorganization, BCDC will transfer all of its interests in the Buffer Zone Joint Venture (defined below) to an Affiliate (as defined below) and such Affiliate will assume BCDC's liabilities and obligations in connection with the Buffer Zone Joint Venture;

AND WHEREAS, following completion of such internal reorganization, BHP Peru wishes to sell to Purchaser, and Purchaser wishes to purchase from BHP Peru, all of the common shares of BCDC held by BHP Peru on the terms hereinafter set forth;

AND WHEREAS, following completion of such internal reorganization, BHP Billiton Canada wishes to sell to Purchaser, and Purchaser wishes to purchase from BHP Billiton Canada, all of the ordinary shares of BBDNV (as defined below) held by BHP Billiton Canada and all of the preferred shares of BCDC to be held by BHP Billiton Canada following completion of such internal reorganization on the terms hereinafter set forth;

AND WHEREAS Parent has agreed to guarantee certain obligations of Purchaser hereunder and, solely for that purpose, to become a party to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

For the purpose of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"AANDC" means the Government of Canada (as represented by the Minister of Aboriginal Affairs and Northern Development);

"Affiliate" means a body corporate which directly or indirectly controls, is controlled by or is controlled by an entity which controls a party. In the case of the BHP Billiton Parties, it is also deemed to mean:

(a)	BHP Billiton Plc;

(b)	any body corporate controlled by BHP Billiton Plc;

(c)

any body corporate jointly controlled by BHP Billiton Limited or BHP Billiton Plc taking into account the aggregate percentage interests of their respective direct or indirect shareholdings in that body corporate; and

(d)	any body corporate controlled by the body corporate referred to in sub-clause (c).

For the purposes of this definition, one body corporate controls another when at the relevant time it owns either directly or indirectly not less than 50% of the shares entitled to vote at general meetings of that other corporate body;

"Antitrust Approvals" means (i) Canada Competition Act Approval and (ii) Belgian Competition Act Approval;

"Antitrust Laws" means (i) the Canada Competition Act and (ii) the Belgian Competition Act;

"Assessment" has the meaning set out in Section 8.9(b);

"Assumed Contracts" means all Contracts to which BHP Billiton Canada is a party, whether in its own right or in its capacity as operator of the Core Zone Joint Venture, that relate primarily to the Core Zone Joint Venture, the Core Zone Property and/or the BBDNV Business, excluding the Confidentiality Agreement;

"Assumed Employees" means (i) all Transferred Employees and (ii) all BBDNV Employees, and "Assumed Employee" means any one of them;

"Assumed Employee Obligations" means any and all obligations and liabilities of any kind, character or nature whatsoever relating to the EKATI Former Employees and the employment of the Assumed Employees prior to, on or after the Closing Date, provided that the BHP Billiton Canada Employee Plans (other than the BHP Billiton Canada DB Plan) themselves, and the Contracts creating or establishing them, shall not be considered to be Assumed Employee Obligations;

"Assumed Liabilities" means any and all obligations and liabilities of any kind, character or nature whatsoever (whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise and whether arising or to be performed prior to, on or after the Closing Date) of BHP Billiton Canada with respect to (A) the Core Zone Joint Venture, the Core Zone Property and/or the BBDNV Business and/or (B) the BHP Billiton Canada DB Plan, including any and all such obligations and liabilities with respect to the following: (i) BHP Billiton Canada's 51% Core Zone Participating Interest, (ii) BHP Billiton Canada being a party to the Core Zone JVA, including funding obligations arising thereunder, (iii) all Assumed Contracts, (iv) BHP Billiton Canada's activities as operator of the Core Zone Joint Venture, (v) operations of the Core Zone Joint Venture (including, for greater certainty, those operations conducted on the Core Zone Property and elsewhere), (vi) all EKATI Permits, (vii) all Environmental Liabilities and (viii) all Assumed Employee Obligations, provided that the BHP Billiton Canada Employee Plans (other than the BHP Billiton Canada DB Plan) themselves, and the Contracts creating or establishing them, shall not be considered to be Assumed Employee Obligations;

"BBDNV" means BHP Billiton Diamonds (Belgium) N.V.;

"BBDNV Business" has the meaning set out in Section 4.30;

"BBDNV Effective Date Statements" means the audited balance sheet and unaudited statement of working capital for BBDNV as of the Effective Date;

"BBDNV Employee Plans" means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, (A) in which the BBDNV Employees participate or (B) under which BBDNV has, or will have, any liability or contingent liability to, or pursuant to which payments are made or benefits are provided to, or an entitlement to payments or benefits may arise with respect to, any of the BBDNV Employees, or any former employees, directors or officers of BBDNV (or any spouses, dependants, survivors or beneficiaries of any such persons), excluding (i) Statutory Plans and (ii) any plans, arrangements, agreements, programs, policies, practices or undertakings in which the BBDNV Secondees but no other BBDNV Employees participate or under which the BBDNV Secondees but no other BBDNV Employees are entitled to benefits;

"BBDNV Employees" has the meaning set out in Section 4.36(a);

"BBDNV Financial Statements" means the audited financial statements of BBDNV for the years ended June 30, 2012, 2011 and 2010, copies of which have been provided to Purchaser;

"BBDNV Ordinary Shares" means the 287,162 ordinary shares in the capital of BBDNV held and owned by BHP Billiton Canada;

"BBDNV Secondees" has the meaning set out in Section 4.36(a);

"BCDC" means BHP Canadian Diamonds Company;

"BCDC Common Shares" means the 399,871,464 common shares in the capital of BCDC held and beneficially owned by BHP Peru;

"BCDC Financial Statements" means the unaudited financial statements of BCDC for the years ended June 30, 2012, 2011 and 2010, copies of which have been provided to Purchaser;

"BCDC Preferred Shares" means all of the issued and outstanding preferred shares in the capital of BCDC to be issued to BHP Billiton Canada in connection with the Reorganization;

"Belgian Competition Act" means the Belgian Act for the protection of economic competition, coordinated on 15 September 2006 ("Loi sur la protection de la concurrence économique, coordonnée le 15 septembre 2006" / "Wet tot bescherming van de economische mededinging, gecoördineerd op 15 september 2006"), as amended, restated or replaced from time to time;

"Belgian Competition Act Approval" means the occurrence of any one or more of the following: (i) the Belgian Competition Authority shall have approved the Transaction (whether pursuant to Article 58, Article 59, or Article 61 of the Belgian Competition Act or their successor provisions) either without imposing any conditions or obligations, or subject to conditions and/or obligations acceptable to Purchaser, acting reasonably, or (ii) the applicable time-limit for a decision by the Belgian Competition Authority (whether pursuant to Article 58, section 2 or section 3, Article 59, section 6, or Article 61, section 6, of the Belgian Competition Act or their successor provisions) shall have expired without the Belgian Competition Authority having taken a decision and that shall result in the Transaction being deemed to be admissible or to have been approved;

"BHP Billiton Canada DB Plan" means the BHP Billiton Canada Retirement Plan (PBSA registration no. 57064);

"BHP Billiton Canada Employee Plans" means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, (A) in which the EKATI Mine Employees and/or the EKATI Former Employees participate or (B) under which BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, has, or will have, any liability or contingent liability to, or pursuant to which payments are made or benefits are provided to, or an entitlement to payments or benefits may arise with respect to, any of the EKATI Mine Employees or the EKATI Former Employees (or any spouses, dependants, survivors or beneficiaries of any such persons), excluding (i) Statutory Plans and (ii) any plans, arrangements, agreements, programs, policies, practices or undertakings in which the EKATI Secondees but no other EKATI Mine Employees participate or under which the EKATI Secondees but no other EKATI Mine Employees are entitled to benefits other than the BHP Billiton Group management award plan;

"BHP Billiton Canada Income Tax Payment" means an amount equal to the product of (i) 26.5% in respect of taxable income allocable to 2013, (ii) 51% and (iii) taxable income arising from the Core Zone Joint Venture allocable to the portion of the Effective Period prior to the Reorganization Closing Time as calculated in accordance with Schedule A, which amount is intended to be a notional calculation of the best estimate of Canadian income tax under applicable Law arising from BHP Billiton Canada's interest in the Core Zone Joint Venture and allocable to the portion of the Effective Period prior to the Reorganization Closing Time;

"BHP Billiton Canada Reclamation Undertaking" means the undertaking provided by BHP Billiton Canada under the reclamation liability agreement dated June 30, 2011 between BHP Billiton Canada, BCDC, Charles Fipke and C. Fipke Holdings Ltd. pursuant to which BHP Billiton Canada undertook to satisfy its and BCDC's share of the reclamation obligations in respect of the Core Zone Joint Venture as and when required pursuant to the terms of the Core Zone JVA and by any relevant Governmental Authority;

"BHP Billiton Canada Supplementary DB Plan" means the BHP Billiton Canada Supplementary Retirement Plan effective January 1, 1998;

"BHP Billiton Employer" has the meaning set out in Section 9.2(a);

"BHP Billiton Parties" means, collectively, BHP Peru and BHP Billiton Canada and "BHP Billiton Party" means any one of them;

"BHP Billiton Threshold Amount" has the meaning set out in Section 12.5(a);

"Buffer Zone Contribution" means:

(A) if BCDC's legal and beneficial right, title and interest in the Buffer Zone JVA and its 7.8% Buffer Zone Participating Interest is transferred to an Affiliate for cash, such cash proceeds minus the applicable Buffer Zone Sale Taxes, which net amount shall be deemed to be contributed by BHP Peru to BCDC on the date of such transfer; and

(B) if BCDC's legal and beneficial right, title and interest in the Buffer Zone JVA and its 7.8% Buffer Zone Participating Interest is transferred to an Affiliate for shares and any such shares are subsequently sold for cash, the proceeds from the sale of such shares minus the applicable Buffer Zone Sale Taxes, which amount shall be deemed to be contributed by BHP Peru to BCDC on the date of the sale of such shares;

"Buffer Zone Joint Venture" means the unincorporated joint venture established pursuant to the Buffer Zone JVA to undertake the exploration, development and mining of the Buffer Zone Property;

"Buffer Zone JVA" means the joint venture agreement – Buffer Zone property dated April 17, 1997 between BHP Billiton Canada, BCDC, C. Fipke Holdings Ltd. and Archon Minerals Limited, as amended;

"Buffer Zone Leases" means all of the mining leases constituting the Buffer Zone Property listed in Schedule B;

"Buffer Zone Participating Interest" means an undivided beneficial interest in the Buffer Zone Property and the improvements thereto, and all diamonds, ore, minerals and mineral resources produced from the Buffer Zone Property under the Buffer Zone JVA, and all other property held by the operator of the Buffer Zone Joint Venture for the benefit of the parties to the Buffer Zone JVA;

"Buffer Zone Property" means the exploration property known as the "EKATI Buffer Zone" located in the Northwest Territories, including the Buffer Zone Leases, the immoveable property, and all easements, servitudes and rights of way related thereto and all plants, buildings, structures, improvements and fixtures (including fixed machinery and fixed equipment) located thereon and forming part thereof, if any;

"Buffer Zone Sale Taxes" means:

(A) if BCDC's legal and beneficial right, title and interest in the Buffer Zone JVA and its 7.8% Buffer Zone Participating is transferred to an Affiliate for cash, the product of such cash proceeds and 26.5%; and

(B) if BCDC's legal and beneficial right, title and interest in the Buffer Zone JVA and its 7.8% Buffer Zone Participating Interest is transferred to an Affiliate for shares and any such shares are subsequently sold for cash, the product of (x) (i) the proceeds from the sale of such shares minus (ii) the adjusted cost base of such shares minus (iii) any costs incurred for the purpose of selling such shares, in each case as determined in accordance with the Tax Act and (y) 13.25%;

"Buffer Zone Transaction" means (i) the transfer by BCDC to an Affiliate of BCDC's legal and beneficial right, title and interest in the Buffer Zone JVA and its 7.8% Buffer Zone Participating Interest and (ii) if such transfer is in exchange for shares of such Affiliate, the sale of such shares;

"Business Day" means any day, other than a Saturday, Sunday or a day on which commercial banks located in Saskatoon, Saskatchewan, Yellowknife, Northwest Territories, London, England or Toronto, Ontario are authorized or obligated by Law to be closed;

"Canada Competition Act" means the Competition Act (Canada), R.S.C. 1985, c. C-34, as amended, and the regulations promulgated in connection therewith;

"Canada Competition Act Approval" means the occurrence of any one or more of the following: (i) the relevant waiting period in section 123 of the Canada Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner of Competition (the "Commissioner") for an order under section 92 or 100 of the Canada Competition Act; (ii) the Commissioner shall have waived the obligation to submit a notification under paragraph 113(c) of the Canada Competition Act; or (iii) the Commissioner shall have issued an advance ruling certificate pursuant to section 102 of the Canada Competition Act, provided that in the case of (i) or (ii) above, the Commissioner shall have issued a "no action letter" indicating that the Commissioner has determined not to make, at that time, an application for an order under section 92 of the Canada Competition Act;

"Certificate of Compliance" means a certificate issued to BHP Peru and Purchaser pursuant to subsections 116(2) or 116(4) of the Tax Act dealing with the sale of the BCDC Common Shares;

"Certificate Limit" means the certificate limit fixed by the Certificate of Compliance as contemplated in subsection 116(5)(d) of the Tax Act or such other amount as clearly set out in the Certificate of Compliance that may be released to BHP Peru free of withholding under section 116 of the Tax Act;

"Change of Control" means, in respect of an entity, a person becoming, directly or indirectly, the beneficial or legal owner of, or, directly or indirectly, acquiring voting control over, securities of the entity which (together with securities in which persons acting jointly or in concert with such person have, directly or indirectly, beneficial or legal ownership of, or voting control over) carry 20% or more of the voting rights attached to the securities of such entity;

"Claim" has the meaning set out in Section 12.6;

"Closing" has the meaning set out in Section 11.1;

"Closing Date" has the meaning set out in Section 11.1;

"Comfort Letter" means a letter issued by the CRA in respect of BHP Peru confirming that the CRA does not require Purchaser to remit amounts withheld by it in accordance with subsection 116(5) of the Tax Act to the Receiver General of Canada within the time required under such subsection and advising Purchaser to retain withheld funds pending further instructions;

"Confidentiality Agreement" means the confidentiality agreement between BHP Billiton Canada and Parent dated December 20, 2011, as amended by an amending agreement dated the date hereof;

"Contract" means any agreement, indenture, contract, lease, royalty or similar entitlement, deed of trust, licence, option, instrument or other commitment, whether written or oral;

"Core Zone Joint Venture" means the unincorporated joint venture established pursuant to the Core Zone JVA to undertake the exploration, development and mining of the Core Zone Property;

"Core Zone JVA" means the joint venture agreement – Core Zone property dated April 17, 1997 between BHP Billiton Canada, BCDC, C. Fipke Holdings Ltd. and Dr. Stewart Blusson, as amended;

"Core Zone JV Parties" means C. Fipke Holdings Ltd. and Dr. Stewart Blusson;

"Core Zone Leases" means all of the mining leases constituting the Core Zone Property listed in Schedule C;

"Core Zone Participating Interest" means an undivided beneficial interest in the Core Zone Property and the improvements thereto, and all diamonds, ore, minerals and mineral resources produced from the Core Zone Property under the Core Zone JVA, and all other property held by the operator of the Core Zone Joint Venture for the benefit of the parties to the Core Zone JVA;

"Core Zone Property" means the property known as the "EKATI Core Zone" located in the Northwest Territories, including the mine known as the "EKATI Diamond Mine", the Core Zone Leases, the immoveable property, and all easements, servitudes, and rights of way related thereto and all plants, buildings, structures, improvements and fixtures (including fixed machinery and fixed equipment) located thereon and forming part thereof;

"CRA" means Canada Revenue Agency;

"Credit Facility" means the credit facility agreement dated April 19, 2006 between Royal Bank of Canada, BHP Billiton Canada, BCDC, C. Fipke Holdings Ltd. and Dr. Stewart Blusson, as amended by an amending agreement dated July 15, 2011;

"Diavik Material Adverse Change" means a change, effect, circumstance or event (or a series of changes, effects, circumstances or events) that is individually or collectively material and adverse to the business, properties, assets, liabilities, operations, financial condition or results of operations of the Diavik Mine; provided, however, that no change, solely to the extent arising from or relating to any of the following, shall be deemed to constitute a Diavik Material Adverse Change, or shall be taken into account in determining whether a Diavik Material Adverse Change has occurred: (i) any change or condition generally affecting the mining industry or the diamond mining industry (provided that such change or condition does not have a materially disproportionate effect on the Diavik Mine), (ii) the state of the securities or commodity markets in general, (iii) any change in the price of diamonds, or (iv) general political, economic or financial conditions;

"Diavik Mine" means the mine known as the "Diavik Diamond Mine" located in the Northwest Territories;

"Direct Claim" has the meaning set out in Section 12.6(a);

"Disclosure Letter" means the disclosure letter dated the date hereof executed by BHP Peru and BHP Billiton Canada and delivered to Purchaser in connection with the execution of this Agreement;

"Effective Date" means the close of business on June 30, 2012;

"Effective Date Statements" means (A) the (i) audited balance sheet and unaudited statement of working capital for the Core Zone Joint Venture, (ii) the unaudited pro forma balance sheet and statement of working capital for the BHP Billiton Parties' interests in the Core Zone Joint Venture which are being sold to Purchaser pursuant to this Agreement indirectly through the sale of the BCDC Common Shares and the BCDC Preferred Shares to Purchaser, in each case as at the Effective Date, and (B) the BBDNV Effective Date Statements, copies of which have been provided to Purchaser;

"Effective Period" means the period from (but not including) the Effective Date up to and including the Closing Date;

"Effective Period Contributions" means (A) all cash contributions made by BHP Billiton Canada in its capacity as joint venture partner to the Core Zone Joint Venture, (B) all cash capital contributions made by BHP Peru to BCDC, (C) all cash capital contributions made by BHP Billiton Canada to BBDNV, (D) all cash distributions made by the Buffer Zone Joint Venture to BCDC in its capacity as joint venture partner, in each case during the Effective Period, (E) Cdn$143,004,800 held by BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, on behalf of BHP Billiton Canada and BCDC as of the Effective Date plus any interest earned thereon during the Effective Period, which amount shall be deemed to have been contributed to the Core Zone Joint Venture on the Effective Date, (F) the Buffer Zone Contribution and (G) $12,254,813.87 held by BBDNV or owed by an Affiliate to BBDNV as of the Effective Date plus any interest earned thereon during the Effective Period, which amount shall be deemed to have been contributed to BBDNV on the Effective Date;

"Effective Period Distributions" means (A) all cash distributions made by the Core Zone Joint Venture to BHP Billiton Canada in its capacity as joint venture partner, including any cash distributed to BHP Billiton Canada as contemplated by Section 8.1(a)(iii)(C), (B) all cash distributions made by BCDC to or on behalf of BHP Peru other than any cash distributions made to BHP Peru in connection with the reduction of BCDC's share capital in respect of the BCDC Common Shares as part of the Reorganization, (C) all cash contributions made by BCDC in its capacity as joint venture partner to the Buffer Zone Joint Venture, (D) all cash distributions made by BBDNV to or on behalf of BHP Billiton Canada and (E) all payments made by BCDC and BBDNV on account of Taxes owing in respect of a period prior to the Effective Date, in each case during the Effective Period;

"Effective Period Net Cash" means the Effective Period Distributions less the sum of the Effective Period Contributions and the Effective Period Notional Taxes;

"Effective Period Notional Taxes" means the sum of the NWT Royalty Payment and the BHP Billiton Canada Income Tax Payment;

"Effective Period Payment" has the meaning set out in Section 3.3(b);

"Effective Period Reporting Statements" means the monthly statements delivered pursuant to Section 3.2;

"EKATI CBA" means the collective bargaining agreement between BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, and the Public Service Alliance of Canada Local X3050 with an expiry date of August 31, 2014, as well as any memoranda of understanding, settlement or other binding agreements between the parties to the collective bargaining agreement relating thereto;

"EKATI Financial Statements" means the audited financial statements of the Core Zone Joint Venture for the years ended June 30, 2012 and 2011, copies of which have been provided to Purchaser;

"EKATI Former Employees" means those persons who were formerly employed by BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, and their beneficiaries, who are not EKATI Mine Employees;

"EKATI Leased Real Property" has the meaning set out in Section 4.14;

"EKATI Mine Employees" has the meaning set out in Section 4.20(a);

"EKATI Permits" means all permits, licenses, leases, registrations, qualifications, certifications and other approvals required under applicable Laws from a Governmental Authority in connection with the Core Zone Joint Venture's ownership of the Core Zone Property and the use or operation of the Core Zone Property as currently conducted;

"EKATI Real Property Leases" has the meaning set out in Section 4.14;

"EKATI Secondees" has the meaning set out in Section 4.20(a);

"Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege or any Contract to create any of the foregoing;

"Environmental Agreement" means the environmental agreement dated January 6, 1997 between BHP Billiton Canada, AANDC and the Government of the Northwest Territories, as amended;

"Environmental Guarantee" means the guarantee dated August 27, 1997 provided by BHP Billiton Limited in favour of AANDC in respect of BHP Billiton Canada's obligations under the Environmental Agreement;

"Environmental Laws" means all applicable Laws relating to the environment and includes those relating to pollution or protection, quality, use or conservation of the environment or natural resources, the protection of public and employee health and safety, Hazardous Substances, the protection of wildlife or fishery resources or the reclamation, rehabilitation or other restoration of mining properties including accumulation areas at such properties and of the environment. For greater certainty, an Environmental Law pertaining to the protection, quality, use or conservation of the environment shall include all such Environmental Laws relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, transport, labelling, handling, Release, clean-up, containment or removal of any tailings, waste rock, sedimentation ponds, tailings ponds, Hazardous Substances or residual materials, or otherwise relating to a condition or occurrence which may affect the quality or quantity or use of soil, surface, water, groundwater, air, vegetation, wildlife or property or to the life, health, safety, welfare or comfort of human beings;

"Environmental Liabilities" means, with respect to the Core Zone Joint Venture and the Core Zone Property any and all manner of actions, causes of action, Losses, duties, requirements, Orders, covenants, injunctions, decisions, judgments, directives, or rights of action of any nature (known or unknown, fixed or contingent) instituted, required, made, imposed, rendered, issued or in any way arising out of or under or pursuant to any Environmental Law, whether instituted, required, made, imposed, rendered or issued by a Governmental Authority or by a third party;

"Escrow Agent" means the escrow agent appointed pursuant to the Escrow Agreement;

"Escrow Agreement" means the escrow agreement to be executed prior to Closing in substantially the form of the agreement attached as Schedule 1.1(a);

"Excluded Employees" means the EKATI Secondees, the graduates employed by BHP Billiton Canada who as part of their employment provide services to various parts of BHP Billiton Canada's business on a rotational basis, including to the Core Zone Joint Venture, and the individuals identified by BHP Billiton Canada in writing on the date hereof as Excluded Employees;

"Existing Letters of Credit" means any letter of credit issued by Royal Bank of Canada under the Credit Facility, including any letter of credit issued thereunder between the date hereof and the Time of Closing;

"Financial Sureties" means all bonds, sureties, deposits, letters of credit, guarantees and similar guarantees of performance which have been delivered in connection with the ownership, use, operation or closure of the Core Zone Joint Venture and/or the Core Zone Property, including all such bonds, sureties, deposits, letters of credit, guarantees and similar guarantees of performance which have been delivered between the date hereof and the Time of Closing;

"GAAP" means, at any time, generally accepted accounting principles in effect in Canada at that time, as established by the Canadian Institute of Chartered Accountants;

"Governmental Authority" means any (a) federal, provincial, territorial, state, municipal, local or other government (whether domestic or foreign), (b) any governmental or quasi-governmental authority of any nature, including any governmental ministry, agency, branch, department, commission, board, tribunal, bureau or instrumentality (whether domestic or foreign), (c) any body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature, including for greater certainty any court, or (d) any stock exchange;

"Hazardous Substances" means any substance, material or waste defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos;

"IBAs" means (a) the impact and benefits agreement dated October 18, 1996 between BHP Billiton Canada (and on behalf of and as operator) and the Dogrib Treaty 11 Council (now the Tlicho Government), (b) the impact and benefits agreement dated November 14, 1996 between BHP Billiton Canada (and on behalf of and as operator) and the Akaitcho Treaty 8, (c) the impact and benefits agreement dated December 7, 1998 between BHP Billiton Canada (and on behalf of and as operator), the Hamlet of Kugluktuk and the Kitikmeot Inuit Association and (d) the impact and benefits agreement dated July 14, 1998 between BHP Billiton Canada (and on behalf of and as operator) and North Slave Métis Alliance;

"ICA Approval" means: (i) the approval or deemed approval by the applicable minister(s) under the Investment Canada Act of the Transaction, and (ii) that Purchaser has not received a notice under subsection 25.2(1) of the Investment Canada Act and the Governor in Council has not made an order under subsection 25.3(1) of the Investment Canada Act in relation to the Transaction or, if such a notice has been sent or such an order has been made, Purchaser has subsequently received (A) a notice under paragraph 25.2(4)(a) of the Investment Canada Act indicating that a review of the Transaction on grounds of national security will not be made, (B) a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the Transaction or (C) a copy of an order under paragraph 25.4(1)(b) authorizing the Transaction;

"Indemnified Liabilities" means:

(A) any and all obligations and liabilities of any kind, character or nature whatsoever of BHP Billiton Canada (whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise) arising or to be performed prior to the Effective Date with respect to the Core Zone Joint Venture, the Core Zone Property and/or the BBDNV Business including any and all such obligations and liabilities of BHP Billiton Canada with respect to the following: (i) BHP Billiton Canada's 51% Core Zone Participating Interest, (ii) BHP Billiton Canada being a party to the Core Zone JVA, including funding obligations arising thereunder, (iii) all Assumed Contracts, (iv) BHP Billiton Canada's activities as operator of the Core Zone Joint Venture, (v) operations of the Core Zone Joint Venture (including, for greater certainty, those operations conducted on the Core Zone Property and elsewhere), (vi) all EKATI Permits and (vii) all Environmental Liabilities, except (x) in each case, to the extent that such obligations or liabilities are reflected in the Effective Date Statements (excluding paragraph B of that definition), (y) any and all obligations and liabilities of any kind, character or nature whatsoever (whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise and whether arising or to be performed prior to, on or after the Closing Date) of BHP Billiton Canada with respect to the BHP Billiton Canada DB Plan and (z) any and all Assumed Employee Obligations other than any obligations or liabilities resulting from a failure by BHP Billiton Canada to comply in all material respects with the terms and conditions of the BHP Billiton Canada Employee Plans;

(B) all liabilities in respect of Taxes of BHP Billiton Canada;

(C) all liabilities of the Core Zone Joint Venture, BCDC or BHP Billiton Canada arising during the Effective Period as a direct result of the negligence, wilful misconduct or material non-compliance with applicable Laws of BHP Billiton Canada or, following the Reorganization Closing Time, BCDC, in each case as finally determined by a court of competent jurisdiction, in carrying out its obligations as the operator of the Core Zone Joint Venture during the Effective Period; and

(D) all liabilities of BCDC and BBDNV arising during the Effective Period as a direct result of the negligence, wilful misconduct or material non-compliance with applicable Laws of BCDC and BBDNV, respectively, during the Effective Period, in each case as finally determined by a court of competent jurisdiction;

"Indemnified Party" has the meaning set out in Section 12.6(a);

"Indemnifying Party" has the meaning set out in Section 12.6(a);

"Investment Canada Act" means the Investment Canada Act (Canada), R.S.C. 1985, c. 28 (1st Supp.), as amended, and the regulations promulgated in connection therewith;

"JV Pre-Emptive Rights" means the rights set forth in Section 13.1 of the Core Zone JVA;

"Laws" or "Law" means any applicable laws, including international, national, provincial, territorial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, or other requirements of any Governmental Authority having the force of law;

"Loss" or "Losses" means all claims, demands, proceedings, fines, losses, damages, liabilities, deficiencies, costs and expenses (including all legal and other professional fees and disbursements, interest, penalties, judgments and amounts paid in settlement) arising directly or indirectly as a consequence of the matter giving rise to such Loss or Losses;

"Material Adverse Change" means a change, effect, circumstance or event that is material and adverse to the business, properties, assets, liabilities, operations, financial condition or results of operations of the Core Zone Joint Venture, BBDNV and BCDC taken as a whole; provided, however, that no change, solely to the extent arising from or relating to any of the following, shall be deemed to constitute a Material Adverse Change, or shall be taken into account in determining whether a Material Adverse Change has occurred: (i) any change or condition generally affecting the mining industry or the diamond mining industry (provided that such change or condition does not have a materially disproportionate effect on the Core Zone Joint Venture, BBDNV and BCDC, taken as a whole), (ii) the state of the securities or commodity markets in general, (iii) any change in the price of diamonds, (iv) the announcement of the execution of this Agreement or the implementation of any of the transactions contemplated herein, (v) general political, economic or financial conditions, including in Canada or Belgium or (vi) the Buffer Zone Transaction;

"Material Contract" means: (i) the IBAs, (ii) any Assumed Contract other than the Core Zone JVA (A) which, if terminated or modified or if it ceased to be in effect, would result in a Material Adverse Change, (B) that has annual payment obligations that are in excess of $10 million, or (C) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $10 million, and (iii) in respect of a Contract to which BBDNV is a party, any Contract (A) which, if terminated or modified or if it ceased to be in effect, would reasonably be expected to result in a Material Adverse Change, (B) that has annual payment obligations that are in excess of $10 million, or (C) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $10 million, excluding in each case under (iii) any Contract that is terminable on twelve (12) months' notice or less each of which Contracts shall be deemed not to be a Material Contract;

"Non-EKATI Former Employees" means those persons who were formerly employed by BHP Billiton Canada other than in its capacity as the operator of the Core Zone Joint Venture and their beneficiaries, who are entitled to benefits under the BHP Billiton Canada DB Plan and, for greater certainty, who are not EKATI Mine Employees or EKATI Former Employees;

"NWT Royalty Payment" means an amount equal to the product of (i) 51%, (ii) the net value of mine output arising from the Core Zone Joint Venture allocable to the portion of the Effective Period prior to the Reorganization Closing Time as calculated in accordance with Schedule A ("Value of Output"), and (iii) the lesser of 13% and the effective royalty rate percentage arrived at by applying the chart contained in paragraph 65(1)(b) of the Northwest Territories and Nunavut Mining Regulations ("Royalty Regulations") to the Value of Output, which amount is intended to be a notional calculation of the best estimate of the royalties under the Territorial Lands Act and Royalty Regulations arising from BHP Billiton Canada's interest in the Core Zone Joint Venture and allocable to the portion of the Effective Period prior to the Reorganization Closing Time;

"Order" means orders, injunctions, judgments, decisions, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator;

"Outside Date" means the date that is twelve (12) months from the date of this Agreement, or such other date that the parties may agree to in writing;

"Permitted Encumbrances" means (i) the reservations in the original grant or grants from the Crown, statutory exceptions to title and liens for taxes, charges, rates or assessments not yet due and payable or which are being contested in good faith by BHP Billiton Canada, BCDC or BBDNV, as applicable, (ii) undetermined or inchoate liens and charges incidental to current construction or current operations which have not been filed or registered according to applicable Law against BHP Billiton Canada, the Core Zone Joint Venture, the Core Zone Property, BCDC or BBDNV and which relate to obligations neither due nor delinquent, (iii) easements, rights of way and other similar rights so long as the existing use of the Core Zone Property or any property of BBDNV is not materially and adversely affected thereby, (iv) agreements with municipalities or public utility or hydro commissions including development agreements, site plan agreements, subdivision agreements and other similar agreements which do not materially interfere with the existing use, operation or marketability of the Core Zone Property or any property of BBDNV, (v) any Encumbrances filed with any Governmental Authority with respect to the EKATI Permits which do not materially interfere with the existing use of or operations on the Core Zone Property, (vi) any Encumbrance created, issued, incurred or assumed by BHP Billiton Canada, BCDC or BBDNV in the ordinary course of business following the date hereof to secure any indebtedness or obligation assumed as part of, or issued or incurred to pay or provide funds to pay, the purchase price of any personal property (including a lease of such personal property), and (vii) the Encumbrances listed in section 1.1(a) of the Disclosure Letter;

"Prime Rate" means the U.S. dollar prime rate of interest as published in the Wall Street Journal;

"Proceeding" means any action, claim, demand, lawsuit, assessment, hearing, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

"Purchase Price" has the meaning set out in Section 2.2(a);

"Purchased Shares" means, collectively, the BCDC Common Shares, the BCDC Preferred Shares and the BBDNV Ordinary Shares;

"Purchaser Threshold Amount" has the meaning set out in Section 12.5(b);

"Reclamation Plan" means the EKATI Diamond Mine Interim Closure & Reclamation Plan (ICRP) Version 2.4 dated August 2011, a copy of which has been made available to Purchaser;

"Regulatory Approvals" means the Antitrust Approvals and the ICA Approvals;

"Release", when used as a verb, includes release, spill, leak, emit, deposit, discharge, migrate, pump, pour, inject, escape or dispose of into the environment or any other similar act, however defined in applicable Environmental Laws, and the term "Release" when used as a noun has a correlative meaning;

"Required Reorganization Approvals" means the consents and approvals set out in section 8.2 of the Disclosure Letter;

"Reorganization" has the meaning set out in Section 8.2(c), provided that, for greater certainty, the Reorganization does not include the Buffer Zone Transaction;

"Reorganization Assets" has the meaning given to that term in Schedule 8.2;

"Reorganization Closing Time" means the time at which the sale, transfer and assignment of all of the Reorganization Assets to BCDC is completed;

"Replacement Plans" has the meaning given to that term in Schedule 8.2;

"Statement of Effective Period Payment" has the meaning set out in Section 3.3(a);

"Statutory Plans" means statutory benefit plans that an entity is required to participate in or comply with, including plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

"Tax Act" means the Income Tax Act (Canada), as amended;

"Tax" or "Taxes" means all foreign, federal, national, provincial, state, city or municipal taxes, levies, duties, assessments, reassessments and other charges of any nature whatsoever, including, without limitation, income tax, profits tax, capital gains tax, gross receipts tax, corporation tax, mining tax, diamond mining royalties under the Territorial Lands Act (and regulations made pursuant thereto), sales and use tax, wage tax, employer health tax, payroll tax, workers' compensation levy, capital tax, stamp duty, real and personal property tax, land transfer tax, customs or excise duty, excise tax, turnover or value added tax on goods sold or services rendered, goods and services tax, withholding tax, social security, government pension plan and employment insurance charges or retirement contributions and any interest, penalties or other additions to tax;

"Tax Returns" means all reports, returns and other documents filed or required to be filed by BCDC or BBDNV, as applicable, in respect of Taxes or in respect of or pursuant to any domestic or foreign federal, provincial, state, municipal, territorial or other taxing statute;

"Territorial Lands Act" means the Territorial Lands Act (Canada) (and regulations made pursuant thereto), as amended;

"Third Party" has the meaning set out in Section 12.8(b);

"Third Party Claim" has the meaning set out in Section 12.6(a);

"Time of Closing" means 10:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as the parties may agree;

"Transaction" means the transactions contemplated herein other than the Reorganization and the Buffer Zone Transaction, including the purchase and sale of the Purchased Shares;

"Transferred Employees" has the meaning given to that term in Schedule 8.2;

"Transitional Employees" means those EKATI Mine Employees and/or BBDNV Employees who Purchaser has identified to the BHP Billiton Parties in writing on the date hereof as being necessary for post Closing operations; and

"Updated Statement of Effective Period Payment" has the meaning set out in Section 3.4(a) .

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)

the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an "Article", "Section" or "Schedule" followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the words "including", "include" and "includes" shall be deemed to mean, in each case, including, include or includes without limitation;

(f)	the terms "party" and "the parties" refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)	all dollar amounts refer to United States dollars;

(i)

any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends;

(j)

whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day; and

(k)	references to the "date hereof" shall be a reference to the date on which this document was signed, being November 13, 2012.

1.3	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein. Notwithstanding the foregoing, the parties acknowledge and agree that the Confidentiality Agreement remains in full force and effect.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Governing Law and Submission to Jurisdiction

(a) This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any party hereto.

1.7	Knowledge

References in this Agreement to "the knowledge of BHP Peru" and to "the knowledge of BHP Billiton Canada" mean the knowledge of any of Giles Hellyer (EKATI President), Katrina Blair (Head of Finance), Paul Cuthbert (General Manager), Jon Carlson (Head of Resource Planning and Development), Eric Denholm (Superintendent – Traditional Knowledge & Permitting), Deana Twissell (Superintendent of Community and External Affairs) and Martin Leake (General Manager, Diamonds Marketing), after making diligent inquiry of other responsible officers and employees of BHP Billiton Canada, BHP Peru, BCDC and BBDNV to inform themselves as to the relevant matters, but, in each case, without the requirement to make any inquiries of third parties or governmental authorities or to perform any search of any public registry office or system.

ARTICLE 2
PURCHASE AND SALE

2.1	Purchase and Sale

Subject to the terms and conditions hereof, at the Time of Closing:

(a) BHP Peru shall sell, assign and transfer to Purchaser and Purchaser shall purchase from BHP Peru all of the BCDC Common Shares; and

(b) BHP Billiton Canada shall sell, assign and transfer to Purchaser and Purchaser shall purchase from BHP Billiton Canada all of: (i) the BCDC Preferred Shares and (ii) the BBDNV Ordinary Shares.

2.2	Purchase Price

(a) Subject to any adjustments pursuant to this Section 2.2, Section 3.3(b) and Section 3.4(b), the aggregate purchase price payable in cash by Purchaser to BHP Peru and BHP Billiton Canada for the Purchased Shares shall be $400,000,000 (four hundred million dollars) (the "Purchase Price").

(b) Subject to any adjustments pursuant to this Section 2.2, Section 3.3(b) and Section 3.4(b), the Purchase Price shall be allocated and payable as follows:

(i)	$144,999,999.64 to BHP Peru as consideration for the sale, assignment and transfer of the BCDC Common Shares to Purchaser;

(ii)	$254,999,999.36 to BHP Billiton Canada as consideration for the sale, assignment and transfer of the BCDC Preferred Shares to Purchaser; and

(iii)	$1 to BHP Billiton Canada as consideration for the sale, assignment and transfer of the BBDNV Ordinary Shares to Purchaser.

(c) As an addition to the Purchase Price, Purchaser shall pay to the BHP Billiton Parties pro rata based on the Purchase Price payments to be made by Purchaser to each BHP Billiton Party pursuant to Section 2.2(b) as of the Closing Date, the sum of the Interest Amounts (defined below) calculated in respect of each day of the Effective Period, representing interest payable on the Purchase Price in respect of the Effective Period. For purposes of this Section 2.2(c), "Interest Amount" means, in respect of each day of the Effective Period, an amount equal to the product of (i) the Prime Rate on such day divided by 365 and (ii) the Purchase Price plus all Effective Period Contributions paid prior to and including such day, if any, (excluding (x) the deemed Effective Period Contribution set out in clause (E) of the definition of "Effective Period Contributions" unless and until it is necessary to actually pay in cash all or any portion of such Effective Period Contribution to the Core Zone Joint Venture to fund Core Zone Joint Venture operations and (y) the deemed Effective Period Contribution set out in clause (G) of the definition of "Effective Period Contributions") minus all Effective Period Distributions received prior to and including such day, if any; provided that if the Prime Rate is not available on any day during the Effective Period, the most recently available Prime Rate shall be used for calculating the Interest Amount on such day.

(d) At the Time of Closing, Purchaser shall pay the Purchase Price, as increased by the Interest Amount calculated pursuant to Section 2.2(c), and as adjusted plus or minus, as the case may be, by the Effective Period Payment required to be paid pursuant to Section 3.3(b), as allocated in accordance with Section 2.2(b), Section 2.2(c) and Section 3.3(b), respectively. Subject to any withholding required pursuant to Section 2.3, all payments to be made pursuant to this Section 2.2(d) shall be made by Purchaser by wire transfer to the accounts designated by BHP Peru and BHP Billiton Canada to Purchaser in writing at least two Business Days prior to the Closing Date.

2.3	Certificate of Compliance

(a) At the Closing, if available, BHP Peru shall deliver to Purchaser a Certificate of Compliance issued to BHP Peru and Purchaser in respect of the sale of the BCDC Common Shares.

(b) If a Certificate of Compliance having a Certificate Limit at least equal to the portion of the Purchase Price allocable to the BCDC Common Shares pursuant to Section 2.2(b)(i) (the "Common Share Purchase Price") has not been delivered to Purchaser on or prior to the Closing Date, Purchaser shall withhold from the Common Share Purchase Price and remit to the Escrow Agent on Closing an amount in cash equal to the Common Share Purchase Price multiplied by twenty-five (25) percent (the "Tax Escrow Amount"). The Tax Escrow Amount will be deposited with the Escrow Agent in accordance with the terms of the Escrow Agreement. The Tax Escrow Amount, together with the interest accrued thereon (if any), shall be released by the Escrow Agent or remitted to the Receiver General for Canada as set forth below.

(c) If on or before the twenty-sixth (26th) day of the calendar month following the calendar month in which the Closing Date occurs (the "Remittance Date") Purchaser receives from BHP Peru, a Certificate of Compliance with a Certificate Limit at least equal to the Common Share Purchase Price, Purchaser and BHP Peru shall, immediately after receipt of such Certificate of Compliance, direct the Escrow Agent pursuant to a joint instruction letter to deliver to BHP Peru the Tax Escrow Amount plus any income earned thereon, if any (less any applicable withholdings taxes, if any).

(d) If on or before the Remittance Date, Purchaser does not receive from BHP Peru a Certificate of Compliance with a Certificate Limit at least equal to the Common Share Purchase Price, then on the Remittance Date, Purchaser and BHP Peru shall:

(i)

jointly direct the Escrow Agent to remit to the Receiver General for Canada an amount equal to the Tax Escrow Amount in respect of BHP Peru and to deliver to BHP Peru any income earned thereon, if any (less any applicable withholdings taxes, if any); or

(ii)

if BHP Peru delivers a Certificate of Compliance to Purchaser but the Certificate of Compliance has a Certificate Limit less than the Common Share Purchase Price: (A) jointly direct the Escrow Agent to remit to the Receiver General for Canada an amount equal to twenty-five percent (25%) of the difference between the Common Share Purchase Price and the amount of the Certificate Limit on the Certificate of Compliance and (B) jointly direct the Escrow Agent to deliver to BHP Peru such portion of the Tax Escrow Amount not required to be remitted to the Receiver General for Canada (if any), together with any income earned on the Tax Escrow Amount, if any (less any applicable withholding taxes, if any).

(e) Notwithstanding anything to the contrary in this Section 2.3, if prior to the Remittance Date, Purchaser has received from BHP Peru a Comfort Letter, Purchaser shall not make or direct any remittance to the Receiver General for Canada, or any other party, on the date that would otherwise be the Remittance Date and the Escrow Agent will continue to hold the Tax Escrow Amount, provided however, if prior to Purchaser's receipt of a Certificate of Compliance, Purchaser receives notification from the CRA that the Comfort Letter is no longer in effect, the date of the receipt of such notification shall be deemed to be the Remittance Date and Purchaser and BHP Peru shall direct the Escrow Agent to make the payments as otherwise required by this Section 2.3.

(f) If Purchaser receives a Comfort Letter prior to the Remittance Date and a Certificate of Compliance is subsequently delivered by BHP Peru to Purchaser while the Comfort Letter remains in effect, then:

(i)

if the Certificate of Compliance has a Certificate Limit at least equal to the Common Share Purchase Price, Purchaser and BHP Peru shall, immediately after receipt of such Certificate of Compliance, jointly direct the Escrow Agent to deliver to BHP Peru the Tax Escrow Amount plus any income earned thereon, if any (less any applicable withholding taxes, if any); or

(ii)

if the Certificate of Compliance has a Certificate Limit less than the Common Share Purchase Price, Purchaser and BHP Peru shall, immediately after receipt of such Certificate of Compliance: (A) direct the Escrow Agent to remit to the Receiver General for Canada an amount equal to twenty-five (25) percent of the difference between such Common Share Purchase Price and the Certificate Limit specified on the Certificate of Compliance and (B) jointly direct the Escrow Agent to deliver to BHP Peru such portion of the Tax Escrow Amount not required to be remitted to the Receiver General for Canada (if any), together with any income earned on the Tax Escrow Amount, if any (less any applicable withholding taxes, if any).

(g) Purchaser will provide such cooperation as may reasonably be requested by BHP Peru for the purpose of securing a Certificate of Compliance or a Comfort Letter, or for the purpose of securing or complying with any direction or guidance from the CRA in respect of the matters contemplated in this Article 2.

ARTICLE 3
EFFECTIVE PERIOD

3.1	Effective Date Principles

(a) Without limiting any other provision in this Agreement, the BHP Billiton Parties and Purchaser agree in principle that if Closing occurs:

(i)

all economic benefits from the ownership of the BHP Billiton Parties' interests in the Core Zone Joint Venture and BBDNV received and/or accrued during the Effective Period shall be for the account of Purchaser; and

(ii)

all economic costs and expenditures pertaining to the BHP Billiton Parties' interests in the Core Zone Joint Venture and BBDNV incurred and/or accrued during the Effective Period shall be for the account of Purchaser.

(b) Any Taxes (other than those that would be an Indemnified Liability pursuant to clauses (C) or (D) of the definition of Indemnified Liabilities) arising or accruing (i) in respect of the Effective Period in connection with the operations of BBDNV or the direct interest of BCDC in the Core Zone Joint Venture and (ii) in respect of the portion of the Effective Period prior to the Reorganization Closing Time in connection with the direct interest of BHP Billiton Canada in the Core Zone Joint Venture shall be for the account of Purchaser. Such obligations shall be fully and completely satisfied by the payment by Purchaser of the Effective Period Payment and for greater certainty, to the extent that BHP Billiton Canada's liability for Taxes accruing during the Effective Period is different from the Effective Period Notional Taxes, neither Purchaser nor BCDC shall have any liability to any person other than Purchaser's obligation to make the Effective Period Payment.

(c) All statements prepared under this Article 3 will be prepared as contemplated herein and in accordance with GAAP (other than the BBDNV statements which will be prepared in accordance with Belgian generally accepted accounting principles).

3.2	Effective Period Reporting

(a) Within fifteen (15) days after the last day of each month during the period from the date hereof to the Closing Date, the BHP Billiton Parties shall prepare and deliver to Purchaser statements that set forth the calculation as at the last day of such month of (i) the net working capital of the Core Zone Joint Venture and the BHP Billiton Parties' interests therein, (ii) the net working capital of BBDNV, (iii) the calculation of notional Taxes, and (iv) the calculation of net cash which shall include a written statement of the payment that would be required to be made in accordance with Article 3 if Closing had occurred on such date (the "Effective Period Reporting Statements"). The Effective Period Reporting Statements shall be prepared on the same basis and in the same format as, in the case of items (i) and (ii) the net working capital statements contained in the Effective Date Statements, in the case of item (iii) Schedule A, and in the case of item (iv) Schedule 3.3(a) .. For greater certainty, the calculation of "notional Taxes" and "net cash" referred to above shall be calculated in the same manner as Effective Period Notional Taxes and Effective Period Net Cash, respectively, except that, in each case, instead of the Effective Period, the relevant calculation period shall be the period from the date of this Agreement to the last day of the month to which the relevant Effective Period Reporting Statement relates.

(b) The BHP Billiton Parties shall respond to all reasonable enquiries of Purchaser relating to the calculations in the Effective Period Reporting Statements.

(c) If Purchaser believes in good faith that an Effective Period Reporting Statement is inaccurate, it shall, within thirty (30) days of receipt of such statement, give written notice to the BHP Billiton Parties of any such inaccuracy, including any proposed change necessary to correct the inaccuracy. The BHP Billiton Parties shall consider any such proposed changes in good faith and make such changes to the Effective Period Reporting Statements as the parties may agree. In the event of any such change, references in this Agreement to the Effective Period Reporting Statements shall refer to the Effective Period Reporting Statements, as so amended.

3.3	Effective Period Payment

(a) The BHP Billiton Parties shall prepare and deliver to Purchaser statements no later than five (5) Business Days prior to the Closing Date that set forth (i) the net working capital of the Core Zone Joint Venture and the BHP Billiton Parties' interests therein and BBDNV to the last day of the month prior to Closing prepared on the same basis and in the same format as the net working capital statements contained in the Effective Date Statements, (ii) an estimate of all current Taxes of BCDC that are accruing due as at the last day of the month prior to Closing, (iii) the calculation of the Effective Period Notional Taxes in the format set out in Schedule A and (iv) the Effective Period Net Cash in the format set out in Schedule 3.3(a) which shall include a written statement of the payment to be made in accordance with this Article 3 (the "Statement of Effective Period Payment"). In addition to the Effective Period Reporting Statements described above, the BHP Billiton Parties will make available to representatives of Purchaser all information reasonably required for Purchaser to confirm the calculations in the Statement of Effective Period Payment. The Statement of Effective Period Payment shall use reasonable estimates where actual amounts are not known at the time of preparation and shall disclose that such reasonable estimates have been used.

(b) If the net payment amount (the "Effective Period Payment") shown in the Statement of Effective Period Payment is positive, it shall be paid by the BHP Billiton Parties on the Closing Date by setting off such amount against the Purchase Price payments to be made by Purchaser pursuant to Section 2.2(d) and shall be accounted for as a reduction of the Purchase Price payments to be made by Purchaser pursuant to Section 2.2(d) . If the Effective Period Payment is negative, it shall be paid by Purchaser on the Closing Date by adding such amount to the Purchase Price payments to be made by Purchaser pursuant to Section 2.2(d) and shall be accounted for by adding such amount to the Purchase Price payments to be made by Purchaser pursuant to Section 2.2(d) . Such Purchase Price reduction or addition, as the case may be, shall be set-off or paid, as applicable, and allocated among the Purchase Price in respect of the BCDC Common Shares, the BCDC Preferred Shares and the BBDNV Ordinary Shares provided for in Section 2.2(b) as the BHP Billiton Parties and Purchaser may agree is reasonable in the circumstances.

(c) If Purchaser believes in good faith that the Statement of Effective Period Payment is inaccurate (other than the calculations of net working capital and the estimate of current Taxes of BCDC accruing due), it shall, on or before the Closing Date, give written notice to the BHP Billiton Parties of any such inaccuracy, including any proposed change necessary to correct the inaccuracy. If the Parties do not agree on Purchaser's proposed changes prior to the Closing Date, the payment required by Section 3.3(b) shall be made pursuant to the Statement of Effective Period Payment as delivered by the BHP Billiton Parties and any outstanding disputes shall be dealt with in accordance with the dispute resolution process in Section 3.5.

3.4	Effective Period Payment True Up

(a) If, and only if, the Statement of Effective Period Payment discloses that estimates of amounts have been used to calculate the Effective Period Distributions and Effective Period Contributions that constitute part of the determination of the Effective Period Payment, within thirty (30) days of Closing, the BHP Billiton Parties shall prepare and deliver to Purchaser an updated statement that sets forth the final calculation of the Effective Period Net Cash and the payment that should have been made pursuant to Section 3.3(b) (the "Updated Statement of Effective Period Payment"). The Updated Statement of Effective Period Payment shall be prepared on the same basis as the Statement of Effective Period Payment and in the same format set out in Schedule 3.3(a), except that no updated calculation of working capital or estimate of current Taxes of BCDC accruing due shall be required. The BHP Billiton Parties will make available to Purchaser all information reasonably required for Purchaser to confirm the calculations in the Updated Statement of Effective Period Payment. Purchaser shall provide, or cause to be provided, to the BHP Billiton Parties and their representatives full (but not exclusive) access to all relevant records reasonably required to prepare the Updated Statement of Effective Period Payment.

(b) The net amount shown in the Updated Statement of Effective Period Payment shall be paid by the party(ies) who in the net result are obligated to make the payment within ten (10) Business Days of receipt by Purchaser of the Updated Statement of Effective Period, and such payment shall be accounted for as an adjustment to the Purchase Price to be paid by Purchaser pursuant to Section 2.2(d) . Such Purchase Price reduction or addition, as the case may be, shall be allocated among the Purchase Price in respect of the BCDC Common Shares, the BCDC Preferred Shares and the BBDNV Ordinary Shares provided for in Section 2.2(b) as the BHP Billiton Parties and Purchaser may agree is reasonable in the circumstances. For greater certainty, if Purchaser delivers an Objection Notice on or before the Objection Date, then payment under this Section shall be replaced by any payment required in accordance with the provisions of Section 3.5.

3.5	Disputes

(a) If Purchaser disagrees with either (i) the Statement of Effective Period Payment as prepared by the BHP Billiton Parties and the parties have not agreed to make changes on or before the Closing Date or (ii) the Updated Statement of Effective Period Payment, Purchaser shall, on or before the date that is thirty (30) days after Closing if no Updated Statement of Effective Period Payment is to be delivered or on the date that is thirty (30) days after delivery of the Updated Statement of Effective Period Payment (the "Objection Date"), give written notice to the BHP Billiton Parties of any such disagreement and proposed changes, including the reason for such disagreement and the changes requested (an "Objection Notice"). If Purchaser does not deliver an Objection Notice on or before the applicable Objection Date, then Purchaser shall be deemed to have accepted the Statement of Effective Period Payment or the Updated Statement of Effective Period Payment, as applicable.

(b) If Purchaser delivers an Objection Notice on or before the applicable Objection Date, and if the proposed changes are disputed by the BHP Billiton Parties and the parties fail to resolve the disputes within ten (10) Business Days after the applicable Objection Date, then the parties shall submit the dispute to the Toronto office of Deloitte & Touche LLP (the "Accounting Firm") to resolve the dispute forthwith and the Accounting Firm shall be requested to render its decision without qualifications, other than the usual qualifications relating to engagements of this nature, within fourteen (14) days of the dispute being referred to it. The decision of the Accounting Firm shall be final and binding upon the BHP Billiton Parties and Purchaser and shall not be subject to appeal by any of the parties. The fees and expenses of the Accounting Firm shall be shared, one half to the BHP Billiton Parties and one half to Purchaser.

(c) If the Accounting Firm cannot or will not make a decision in the manner provided above, the BHP Billiton Parties and Purchaser shall refer such matter to a mutually acceptable third party arbitrator (the "Arbitrator") to arbitrate the dispute as a single arbitrator in accordance with the Arbitration Act (Ontario) within sixty (60) days after the applicable Objection Date. If agreement cannot be reached between the BHP Billiton Parties and Purchaser as to the identity of the Arbitrator, a judge of the Ontario Superior Court of Justice shall select either the BHP Billiton Parties' designate or Purchaser's designate. The fees and expenses of the Arbitrator shall be shared, one half to the BHP Billiton Parties and one half to Purchaser.

(d) Upon agreement with respect to all matters in dispute, or upon a decision of the Accounting Firm or the Arbitrator with respect thereto, such amendments shall be made to the Statement of Effective Period Payment or the Updated Statement of Effective Period Payment, as applicable, as may be necessary to reflect such agreement or such decision, as the case may be.

(e) The amount of the amendment to the Statement of Effective Period Payment or the Updated Statement of Effective Period Payment, as applicable, will be promptly remitted by the party(ies) who in the net result are obliged to make payment following the amendment of such statements and payment of such amount shall be accounted for as an adjustment to the Purchase Price paid by Purchaser pursuant to Section 2.2(d) . Such Purchase Price reduction or addition, as the case may be, shall be allocated among the Purchase Price in respect of the BCDC Common Shares, the BCDC Preferred Shares and the BBDNV Ordinary Shares provided for in Section 2.2(b) as the BHP Billiton Parties and Purchaser may agree is reasonable in the circumstances. Following the amendment of the Statement of Effective Period Payment or Updated Statement of Effective Period Payment, as applicable, references in this Agreement to the Statement of Effective Period Payment or Updated Statement of Effective Period Payment, as applicable, shall refer to the Statement of Effective Period Payment or Updated Statement of Effective Period Payment, as applicable, as so amended.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BHP BILLITON CANADA

BHP Billiton Canada represents and warrants to Purchaser as follows and acknowledges that Purchaser is relying on such representations and warranties in connection with its purchase of the Purchased Shares:

4.1	Organization

BHP Billiton Canada is a corporation existing under the laws of Canada and has all necessary corporate power and capacity to own its Core Zone Participating Interest as now owned, to own the BBDNV Ordinary Shares and upon their issuance the BCDC Preferred Shares, and to carry on the Core Zone Joint Venture business as it is now being conducted.

4.2	Authorization

This Agreement has been duly authorized, executed and delivered by BHP Billiton Canada and is a legal, valid and binding obligation of BHP Billiton Canada, enforceable against BHP Billiton Canada by Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

4.3	BBDNV Ordinary Shares, BCDC Preferred Shares and Capitalization

(a) The only shares of BBDNV that are issued and outstanding are the BBDNV Ordinary Shares and one ordinary share held by Paul John Harvey. All of the BBDNV Ordinary Shares are fully paid up. BHP Billiton Canada is the sole and exclusive owner of the BBDNV Ordinary Shares, with good title thereto, free and clear of all Encumbrances. The BBDNV Ordinary Shares are duly registered in the name of BHP Billiton Canada in the shareholders' register of BBDNV. All the BBDNV Ordinary Shares have identical voting rights, dividend rights and rights in respect of liquidation proceeds. None of the BBDNV Ordinary Shares is subject to any voting trust, shareholder agreement or voting agreement.

(b) At the Time of Closing, all of the BCDC Preferred Shares will be fully paid and non-assessable and BHP Billiton Canada will be the beneficial owner of record of the BCDC Preferred Shares, with good title thereto, free and clear of all Encumbrances. None of the BCDC Preferred Shares will be subject to any voting trust, shareholder agreement or voting agreement at the Time of Closing.

(c) Upon completion of the Transaction, all of the BBDNV Ordinary Shares and the BCDC Preferred Shares will be owned by Purchaser as the sole and exclusive owner, with good title thereto, free and clear of all Encumbrances (except for such Encumbrances as may have been granted by Purchaser).

4.4	Participating Interests

(a) As at the date hereof, BHP Billiton Canada is the sole beneficial and legal owner of its interest in the Core Zone JVA and a 51% Core Zone Participating Interest with good title thereto, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) The Core Zone JVA is in good standing and in full force and effect. BHP Billiton Canada has not received any written notice from, and to the Knowledge of BHP Billiton Canada there are no existing events or circumstances that would give rise to any written notice from, the Core Zone JV Parties of any material non-compliance with the Core Zone JVA on the part of BHP Billiton Canada which would give rise to a material undischarged liability of BHP Billiton Canada as of the date hereof or, except as to any notice which may be received after the date hereof alleging non-compliance with section 13.1 of the Core Zone JVA, as of the Closing Date.

4.5	No Other Agreements to Purchase

Other than as disclosed in section 4.5 of the Disclosure Letter, no person other than Purchaser has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from BHP Billiton Canada of any of (i) the BBDNV Ordinary Shares, (ii) the BCDC Preferred Shares or (iii) BHP Billiton Canada's interest in the Core Zone JVA and/or BHP Billiton Canada's 51% Core Zone Participating Interest.

4.6	No Options

No person has any agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares or other securities of BBDNV.

4.7	No Violation

Other than as disclosed in section 4.7 of the Disclosure Letter, neither the execution and delivery of this Agreement by BHP Billiton Canada nor the completion and performance of the Transaction will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any of the provisions of the charter documents of BHP Billiton Canada or BBDNV (including the articles of association of BBDNV), or any order, authorization or judgment to which BHP Billiton Canada or BBDNV is a party or by which BHP Billiton Canada or BBDNV is bound or give rise to any Encumbrance in favour of a third party on or in respect of the BBDNV Ordinary Shares, the BCDC Preferred Shares or the assets to be transferred by BHP Billiton Canada to BCDC in connection with the Reorganization, or (B) violate in any material respect any Laws applicable to the Core Zone Joint Venture, BHP Billiton Canada or BBDNV or any of their respective properties or assets.

4.8	EKATI Financial Statements

Other than in respect of the BHP Billiton Canada DB Plan and the Assumed Employee Obligations, the EKATI Financial Statements and the Effective Date Statements (other than the BBDNV Effective Date Statements) have been prepared in accordance with GAAP applied on a basis consistent with prior periods, are correct and complete in all material respects and present fairly the assets and liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Core Zone Joint Venture as at their respective dates and the results of operations of the Core Zone Joint Venture for the periods covered by the respective EKATI Financial Statements or Effective Date Statements (other than the BBDNV Effective Date Statements). The Core Zone Joint Venture has no liabilities, liquidated or contingent or otherwise, that are not fully reflected on the applicable Effective Date Statements (other than the BBDNV Effective Date Statements), other than (i) liabilities incurred after the Effective Date in the ordinary course of business consistent with past practice of the same type as liabilities reflected in the Effective Date Statements (other than the BBDNV Effective Date Statements), (ii) liabilities in respect of the BHP Billiton Canada DB Plan and (iii) Assumed Employee Obligations.

4.9	Absence of Changes

Since the Effective Date, except as disclosed in section 4.9 of the Disclosure Letter and except for the Reorganization, the Core Zone Joint Venture has conducted operations only in the ordinary course of business and there has not been any Material Adverse Change (for this purpose related only to the Core Zone Joint Venture and excluding BCDC and BBDNV).

4.10	Financial Sureties

Section 4.10 of the Disclosure Letter identifies all Financial Sureties outstanding as at the date hereof. As at the date hereof, all Financial Sureties are in full force and effect in accordance with their respective terms and to BHP Billiton Canada's knowledge, no claim has been made against or asserted with respect to any Financial Surety.

4.11	Core Zone Leases

(i) BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, is, and following the Reorganization Closing Time BCDC, in its capacity as operator of the Core Zone Joint Venture, will be, the registered holder of the Core Zone Leases, free and clear of all Encumbrances other than Permitted Encumbrances, (ii) the Core Zone Leases are in full force and effect in accordance with their respective terms and BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, has complied, and following the Reorganization Closing Time BCDC, in its capacity as operator of the Core Zone Joint Venture, will have complied, in all material respects with the terms and provisions of the Core Zone Leases; (iii) BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, has not, and following the Reorganization Closing Time BCDC, in its capacity as operator of the Core Zone Joint Venture, will not have, received any notification of any material unresolved violation or non-compliance with the terms of the Core Zone Leases and (iv) BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, has, and following the Reorganization Closing Time BCDC, in its capacity as operator of the Core Zone Joint Venture, will have, made all filings and paid all fees with the appropriate Governmental Authorities necessary to keep the Core Zone Leases in full force and effect under applicable Law.

4.12	Permits

(i) BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, has, and following the Reorganization Closing Time BCDC, in its capacity as operator of the Core Zone Joint Venture, will have, duly obtained all material EKATI Permits; and (ii) other than as disclosed in section 4.12 of the Disclosure Letter, each material EKATI Permit is valid, subsisting and in good standing and BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, is not, and following the Reorganization Closing Time BCDC, in its capacity as operator of the Core Zone Joint Venture, will not be, in material default or material breach of any material EKATI Permit and, to the knowledge of BHP Billiton Canada, no proceeding is pending or threatened to revoke or limit any material EKATI Permit and there is no circumstance that may reasonably result in such a revocation or limitation. All of the material EKATI Permits as at the date hereof are listed in section 4.12 of the Disclosure Letter.

4.13	Agreements and Commitments

Section 4.13 of the Disclosure Letter contains a list of all Material Contracts entered into by BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, as at the date hereof. As at the date hereof: (i) BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, has, and immediately prior to the Reorganization Closing Time BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, will have, performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under, and is not in default or to the knowledge of BHP Billiton Canada, alleged to be in default in respect of, any such Material Contract; (ii) all such Material Contracts are, and immediately prior to the Reorganization Closing Time will be, in good standing and in full force and effect; and (iii) no event, condition or occurrence has occurred or exists, or immediately prior to the Reorganization Closing will have occurred or exist, which, after notice or lapse of time or both, would constitute a material default by BHP Billiton Canada or, to the knowledge of BHP Billiton Canada, a material default by any other party, under any of the foregoing which would detrimentally affect the entitlement of BHP Billiton Canada to the benefits of such Material Contracts. Except as set out in section 4.13 of the Disclosure Letter, the Material Contracts are freely assignable to BCDC in connection with the Reorganization.

4.14	EKATI Leased Real Property

Section 4.14 of the Disclosure Letter sets forth the municipal addresses of all the real property leased by BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, as at the date hereof (other than residential properties located in Yellowknife, Northwest Territories leased by BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture) (the "EKATI Leased Real Property") and details of the leases entered into by BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, in connection with the EKATI Leased Real Property (the "EKATI Real Property Leases"). BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, does not own or lease and has not agreed to acquire or lease any real property or interest in real property other than the EKATI Leased Real Property and residential properties located in Yellowknife, Northwest Territories. BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, has the exclusive right to occupy and use the EKATI Leased Real Property.

4.15	Title to Other Property

As at the date hereof, title to the Operatorship Assets is held in the name of BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, in trust for BHP Billiton Canada, BCDC and the Core Zone JV Parties in proportion to their respective Core Zone Participating Interests, free and clear of any Encumbrances other than Permitted Encumbrances.

4.16	Insurance

Section 4.16 of the Disclosure Letter sets out true, accurate and complete particulars of all insurance policies in force as at the date hereof with respect to the Core Zone Property and the operations conducted thereon that are maintained by BHP Billiton Canada or its Affiliates, specifying in each case, the name of the insurer, the risks insured against, the amount of the coverage, the amount of the deductible, the policy number, and any pending claims under the policy relating to the Core Zone Property and the operations conducted thereon. BHP Billiton Canada is not in material default with respect to any of the provisions contained in any such insurance policy and has not failed to give any notice or present any material claim under any insurance policy in a due and timely manner.

4.17	Environmental Matters

Except as disclosed in section 4.17 of the Disclosure Letter, (i) the Core Zone Property is in material compliance with all applicable Environmental Laws, (ii) BHP Billiton Canada has not and up to the Reorganization Closing Time will not have, and following the Reorganization Closing Time BCDC will not have, received any written order, notice or other communication from any Governmental Authority in respect of the Core Zone Property of any actual or threatened material non-compliance with any Environmental Law which would give rise to a material undischarged liability relating to the Core Zone Property as of the Effective Date and (iii) there are no pending or, to the knowledge of BHP Billiton Canada, threatened material Proceedings relating to the Core Zone Property arising under any Environmental Law.

4.18	Compliance with Laws

BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, has, and following the Reorganization Closing Time BCDC, in its capacity as operator of the Core Zone Joint Venture, will have, conducted operations of the Core Zone Joint Venture in material compliance with all EKATI Permits and applicable Laws applicable to the Core Zone Joint Venture.

4.19	Litigation

Except as described in section 4.19 of the Disclosure Letter, there are no material Proceedings pending or, to the knowledge of BHP Billiton Canada, threatened against or affecting or related to, the Core Zone Property or the Core Zone Joint Venture before or by any court or any Governmental Authority.

4.20	Employment Matters

(a) BHP Billiton Canada has provided Purchaser with a complete and accurate list of all individuals (identified in the organization charts provided to Purchaser) who are, as at October 11, 2012, (i) employed by BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, (ii) seconded to BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, by an Affiliate of BHP Billiton Canada, which individuals are identified in section 4.20(a) of the Disclosure Letter (the "EKATI Secondees") or (iii) individual contractors engaged by BHP Billiton Canada to provide services to BHP Billiton Canada in connection with the ownership, use or operation of the Core Zone Property (collectively, the "EKATI Mine Employees") specifying, as applicable, the date of hire, position, pay scale type, contract type, vacation entitlements, pay band midpoint and whether they are a unionized employee for each such EKATI Mine Employee. As at the date hereof, all EKATI Mine Employees provide services to BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, solely in Canada.

(b) Section 4.20(b) of the Disclosure Letter specifies, as at the date hereof, each BHP Billiton Canada Employee Plan. Except as disclosed in section 4.20(b) of the Disclosure Letter, no BBDNV Employees participate in, or accrue benefits under, or are eligible to participate in or accrue benefits under any BHP Billiton Canada Employee Plan.

(c) BHP Billiton Canada has provided Purchaser with a complete and accurate list of all EKATI Mine Employees, EKATI Former Employees and other persons who are entitled to benefits under the BHP Billiton Canada DB Plan as of September 30, 2012.

(d) There are no EKATI Mine Employees or EKATI Former Employees that are receiving benefits under the BHP Billiton Canada Supplementary DB Plan as of the date hereof.

(e) A current and complete copy of the BHP Billiton Canada DB Plan, as amended to date, and all current booklets concerning the BHP Billiton Canada DB Plan that have been provided to the EKATI Mine Employees, EKATI Former Employees or other persons entitled to benefits under the BHP Billiton Canada DB Plan have been delivered or made available to Purchaser together with current and complete copies of all documents relating to the BHP Billiton Canada DB Plan, including, as applicable, material filings and correspondence with any Governmental Authority within the past year, any trust agreement, investment management agreement, financial statement and actuarial valuation and all Contracts related to the BHP Billiton Canada DB Plan which are to be assumed by BCDC pursuant to the Reorganization.

(f) The BHP Billiton Canada DB Plan is established, registered, invested, amended and administered, in all material respects, in accordance with applicable Laws. The BHP Billiton Canada DB Plan was closed to new members effective July 1, 2004 in accordance with the terms thereof and all applicable Laws.

(g) All employer or employee payments or contributions required to be remitted or paid in respect of the BHP Billiton Canada DB Plan or by applicable Laws have been made in accordance with applicable Laws and the terms of the BHP Billiton Canada DB Plan.

(h) All pension data relating to the EKATI Mine Employees, EKATI Former Employees and other persons entitled to benefits under the BHP Billiton Canada DB Plan that is reasonably necessary to administer the BHP Billiton Canada DB Plan (i) is, at the date hereof, in the possession of BHP Billiton Canada and following the Reorganization Closing Time will be in the possession of BCDC or their agents and (ii) is complete and correct in all material respects.

(i) No BHP Billiton Canada Employee Plan provides for non-pension post-retirement benefits.

(j) A current and complete copy of each of the written BHP Billiton Canada Employee Plans (other than the BHP Billiton Canada DB Plan), as amended, a written summary of all material terms of each unwritten BHP Billiton Canada Employee Plan, and all current booklets concerning the BHP Billiton Canada Employee Plans (other than the BHP Billiton Canada DB Plan) that have been provided to the EKATI Mine Employees have been delivered or made available to Purchaser.

(k) There are no material Proceedings by any Governmental Authority, including the pension regulator and CRA, or by any other person pending or, to the knowledge of BHP Billiton Canada, threatened in respect of the BHP Billiton Canada DB Plan or its assets and, to the knowledge of BHP Billiton Canada, no facts exist which would reasonably be expected to give rise to any such material Proceeding.

(l) All data relating to the Transferred Employees that is reasonably necessary to administer the Replacement Plans will, at Closing, be (i) in the possession of BCDC and (ii) complete and correct in all material respects.

4.21	Collective Agreements

Except for the EKATI CBA, BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, has not, and following the Reorganization Closing Time BCDC, in its capacity as operator of the Core Zone Joint Venture, will not have, made any Contracts with any labour union or employee association with respect to any agreements. Except as disclosed in section 4.21 of the Disclosure Letter, as at the date hereof there are no pending or outstanding grievances and no unfair labour practice complaint is pending or outstanding under the EKATI CBA. Section 4.21 of the Disclosure Letter describes all work stoppages and strikes (legal or otherwise) that the Core Zone Joint Venture has experienced in the past five years, including the dates and length of each such occurrence.

4.22	Intellectual Property

Other than as set out in section 4.22 of the Disclosure Letter, there are no trademarks, trade names, business names, patents, patent rights, inventions, copyrights, service marks, brand names, industrial designs or other proprietary intellectual property rights (collectively, the "Intellectual Property") owned, licensed or used by BHP Billiton Canada, BBDNV or any of their Affiliates that are material to the operation of the Core Zone Property and/or the carrying on of the BBDNV Business.

4.23	Royalties

Other than as set out in section 4.23 of the Disclosure Letter, no person has any interest in any of the production or profits from the Core Zone Property or any royalty in respect of the Core Zone Property.

4.24	Core Zone Joint Venture Books and Records

The books and records of the Core Zone Joint Venture, in all material respects, fairly and correctly set out and disclose the financial position of the Core Zone Joint Venture and all financial transactions of the Core Zone Joint Venture have been accurately recorded in such books and records.

4.25	Organization of BBDNV

BBDNV is a corporation existing under the laws of Belgium and has all necessary corporate power and capacity to own or lease its property as now owned or leased, and to carry on its business as it is now being conducted. BBDNV is duly registered to do business in each jurisdiction in which the nature of its business or the property and assets owned or leased by it makes such qualification necessary.

4.26	BBDNV Financial Statements

Other than in respect of the Assumed Employee Obligations, the BBDNV Financial Statements and the BBDNV Effective Date Statements have been prepared in accordance with Belgian generally accepted accounting principles (waarderingsregels overeenkomstig de bepalingen van het koninklijk besluit van 30 januari 2001 tot uitvoering van het Wetboek van vennootschappen) applied on a basis consistent with prior periods, are correct and complete in all material respects and present fairly ("getrouw beeld/image fidele") the assets and liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of BBDNV as at their respective dates and the sales, earnings and results of operations of BBDNV for the periods covered by the respective BBDNV Financial Statements or BBDNV Effective Date Statements. BBDNV has no liabilities, liquidated or contingent or otherwise, that are not fully reflected on the BBDNV Effective Date Statements, other than (i) liabilities incurred after the Effective Date in the ordinary course of business of the same type as liabilities reflected in the BBDNV Effective Date Statements and (ii) Assumed Employee Obligations.

4.27	Absence of Changes of BBDNV

Since the Effective Date, BBDNV has conducted the BBDNV Business only in the ordinary course of business and there has not been any Material Adverse Change (for this purpose related only to BBDNV and excluding BCDC and the Core Zone Joint Venture).

4.28	BBDNV Agreements and Commitments

Section 4.28 of the Disclosure Letter contains a list of all Material Contracts entered into by BBDNV as at the date hereof. BBDNV has performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under, and is not in default or, to the knowledge of BHP Billiton Canada, alleged to be in default in respect of, any such Material Contract. All such Material Contracts are valid, in good standing and in full force and effect. No event, condition or occurrence exists which, after notice or lapse of time or both, would constitute a default by BBDNV or, to the knowledge of BHP Billiton Canada, a material default by any other party under any of the foregoing which would detrimentally affect the entitlement of BBDNV to the benefit of such Material Contracts.

4.29	Subsidiaries of BBDNV

BBDNV does not own and does not have any agreements of any nature to acquire, directly or indirectly, any shares in the capital of or other equity or proprietary interests in any person, firm or corporation and BBDNV does not have any agreements to acquire or lease any other business operations.

4.30	Business of BBDNV

The business of BBDNV is solely to operate as the commission agent for BHP Billiton Canada (and after, the Reorganization Closing Time, BCDC) and as such to manage the supply chain, sorting, sales preparation, marketing, sales and revenue collection of rough diamonds mined from the Core Zone Property (the "BBDNV Business").

4.31	BBDNV Leased Real Property

Section 4.31 of the Disclosure Letter sets forth the municipal addresses of all the real property leased by BBDNV (the "BBDNV Leased Real Property") and details of the leases entered into by BBDNV in connection with the BBDNV Leased Real Property (the "BBDNV Leases"). BBDNV does not own or lease and has not agreed to acquire or lease any real property or interest in real property other than the BBDNV Leased Real Property. BBDNV has the exclusive right to occupy and use the BBDNV Leased Real Property. Except as disclosed in section 4.31 of the Disclosure Letter, each of the BBDNV Leases is valid, in good standing and in full force and effect without amendment thereto, and neither BBDNV nor, to the knowledge of BHP Billiton Canada, any other party thereto is in breach in any material respect of any covenants, conditions or obligations contained therein.

4.32	BBDNV Compliance with Laws

BBDNV complies and has complied in all material respects with all applicable Laws applicable to the BBDNV Business. BBDNV has obtained and is in material compliance with the terms and conditions of all material permits, licenses, leases, registrations, qualifications, certifications and other approvals which are necessary to carry on the BBDNV Business.

4.33	BBDNV Books and Records

The books and records of BBDNV, in all material respects, fairly and correctly set out and disclose the financial position of BBDNV and all material financial transactions of BBDNV have been accurately recorded in such books and records.

4.34	BBDNV Taxes

(a) Except as disclosed in section 4.34 of the Disclosure Letter, BBDNV has duly prepared and filed on a timely basis with the appropriate Governmental Authority all Tax returns required to be prepared or filed under applicable Laws for all fiscal periods ending prior to the date hereof. Except as disclosed in section 4.34 of the Disclosure Letter, all such Tax returns were correct and complete in all material respects and BBDNV has paid all Taxes which are due and payable, other than those being contested in good faith which are disclosed in section 4.34 of the Disclosure Letter. No jurisdiction or authority in or with which BBDNV does not file a Tax return has alleged that BBDNV is required to file such a Tax return.

(b) Except as disclosed in section 4.34 of the Disclosure Letter, to the knowledge of BHP Billiton Canada, no investigations by any Governmental Authority have been initiated in respect of BBDNV in relation to income tax, V.A.T. or social security during the last three (3) years.

(c) Except as disclosed in section 4.34 of the Disclosure Letter, there are no legal proceedings, audits, assessments, reassessments or requests for information in progress or, to the knowledge of BHP Billiton Canada, pending against or involving BBDNV in respect of Taxes, nor are there any disputes, discussions or negotiations with any Governmental Authority relating to Taxes or to any matters which could result in a claim for additional Taxes against BBDNV.

(d) Any distribution of $12,254,813.87 from BBDNV to BHP Billiton Canada as contemplated by Section 8.1(a)(viii) will not result in any liability for Taxes to BBDNV.

4.35	BBDNV Litigation

Except as disclosed in section 4.35 of the Disclosure Letter, there are no material Proceedings pending or, to the knowledge of BHP Billiton Canada, threatened against or affecting, BBDNV, its assets or the BBDNV Business before or by any court or any Governmental Authority.

4.36	BBDNV Employment Matters

(a) BHP Billiton Canada has provided Purchaser with a complete and accurate list of all individuals (identified in the organization charts provided to Purchaser) who are, as at October 29, 2012, (i) employed by BBDNV, (ii) seconded to BBDNV by an Affiliate of BBDNV, which individuals are identified in section 4.36(a) of the Disclosure Letter (the "BBDNV Secondees"), or (iii) individual contractors engaged by BBDNV to provide services to BBDNV (collectively, the "BBDNV Employees") specifying, as applicable, the date of hire, position, pay band midpoint, vacation entitlements and whether they are a unionized employee for each such BBDNV Employee. Except as disclosed in section 4.36(a) of the Disclosure Letter, no BBDNV Employees are employed or provide services in Canada.

(b) BBDNV has not made any Contract on a company level with any labour union or employee association nor made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements on a company level and to the knowledge of BHP Billiton Canada, there have not been any current attempts to organize or establish on a company level any labour union or employee association with respect to any employees of BBDNV nor is there any certification of any such union with regard to a bargaining unit.

(c) Section 4.36(c) of the Disclosure Letter specifies each BBDNV Employee Plan. A current and complete copy of each BBDNV Employee Plan has been delivered or made available to Purchaser.

(d) Each BBDNV Employee Plan has been invested and administered, in all material respects, in accordance with applicable Laws.

(e) Except as disclosed in section 4.36(e) of the Disclosure Letter, all payments made and benefits granted to BBDNV Employees have been properly characterized and valued for Tax purposes and such amounts have been properly reported under applicable Laws.

(f) Except as disclosed in section 4.36(f) of the Disclosure Letter, BBDNV has withheld from its employees and timely paid to the appropriate Governmental Authority proper and accurate amounts for all periods through the date hereof in compliance with all Tax withholding provisions of all applicable Laws.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BHP PERU

BHP Peru represents and warrants to Purchaser as follows and acknowledges that Purchaser is relying on such representations and warranties in connection with its purchase of the Purchased Shares:

5.1	Organization

BHP Peru is a corporation existing under the laws of the State of Delaware and has all necessary corporate power and capacity to own the BCDC Common Shares.

5.2	Authorization

This Agreement has been duly authorized, executed and delivered by BHP Peru and is a legal, valid and binding obligation of BHP Peru, enforceable against BHP Peru by Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

5.3	BCDC Common Shares and Capitalization

The only shares of BCDC that are issued and outstanding on the date hereof are the BCDC Common Shares. All of the BCDC Common Shares are fully paid and non-assessable. BHP Peru is the beneficial owner of record of the BCDC Common Shares, with good title thereto, free and clear of all Encumbrances. None of the BCDC Common Shares is subject to any voting trust, shareholder agreement or voting agreement. Upon completion of the Transaction, all of the BCDC Common Shares will be owned by Purchaser as the beneficial owner of record, with good title thereto, free and clear of all Encumbrances (except for such Encumbrances as may have been granted by Purchaser).

5.4	Participating Interests

(a) As at the date hereof, BCDC is the sole beneficial and legal owner of its interest in the Core Zone JVA and a 29% Core Zone Participating Interest, with good title thereto, free and clear of all Encumbrances other than Permitted Encumbrances, and as at the Time of Closing, BCDC will be the sole beneficial and legal owner of its current interest in the Core Zone JVA, the interest currently held by BHP Billiton Canada in the Core Zone JVA, which interest will be transferred to BCDC in connection with the Reorganization, and an 80% Core Zone Participating Interest, with good title thereto, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) The Core Zone JVA is in good standing and in full force and effect. BCDC has not received any written notice from, and to the Knowledge of BHP Peru there are no existing events or circumstances that would give rise to any written notice from, the Core Zone JV Parties of any material non-compliance with the Core Zone JVA on the part of BCDC which would give rise to a material undischarged liability of BCDC as of the date hereof or, except as to any notice which may be received after the date hereof alleging non-compliance with section 13.1 of the Core Zone JVA, as of the Closing Date.

5.5	No Other Agreements to Purchase

(a) No person other than Purchaser has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from BHP Peru of the BCDC Common Shares.

(b) Except as disclosed in section 5.5(b) of the Disclosure Letter, as at the date hereof, no person other than Purchaser has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) which as a result of the Transaction or the entering into of this Agreement or otherwise would become an agreement or option for the purchase or acquisition from BCDC of any of its interest in the Core Zone JVA and/or its 29% Core Zone Participating Interest.

(c) As at the Time of Closing, no person other than Purchaser will have any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) which is or is capable of becoming, whether as a result of the Transaction or the entering into of this Agreement or otherwise, an agreement or option for the purchase or acquisition from BCDC of any of BCDC's interest in the Core Zone JVA and/or its 80% Core Zone Participating Interest (including the 51% Core Zone Participating Interest to be acquired from BHP Billiton Canada in connection with the Reorganization).

5.6	No Violation

Other than as disclosed in section 5.6 of the Disclosure Letter, neither the execution and delivery of this Agreement by BHP Peru nor the completion and performance of the Transaction by BHP Peru will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any of the provisions of the charter documents of BHP Peru, or any order, authorization or judgment to which BHP Peru is a party or by which BHP Peru is bound or give rise to any Encumbrance in favour of a third party on or in respect of the BCDC Common Shares, or (B) violate in any material respects any Laws applicable to BHP Peru or BCDC or any of their respective properties or assets.

5.7	Organization of BCDC

BCDC is a corporation existing under the laws of the Province of Nova Scotia and has all necessary corporate power and capacity to own or lease its property as now owned, and to carry on its business as it is now being conducted by it. BCDC is duly registered to do business in each jurisdiction in which the nature of its business or the property and assets owned or leased by it makes such qualification necessary.

5.8	No Violation by BCDC

Other than as disclosed in section 5.8 of the Disclosure Letter, neither the sale of the BCDC Common Shares or the BCDC Preferred Shares nor the entering into or performance of this Agreement will contravene, breach or offend against or result in any default or acceleration of any obligation under any provision of the constating documents of BCDC or under any order, undertaking, licence, authorization, statute, regulation or judgment to which BCDC is a party or by which it is bound or give rise to any Encumbrance in favour of third parties on the BCDC Common Shares, the BCDC Preferred Shares or the assets of BCDC. Other than as disclosed in section 5.8 of the Disclosure Letter, no licences, agreements or other material instruments to which BCDC is a party or by which it is bound by their terms require the approval of, making a filing with, or giving notice to, any third party in connection with the entering into of this Agreement or the consummation of the Transaction. Other than as disclosed in section 5.8 of the Disclosure Letter, there is no requirement for BCDC to make any filing with, give any notice to or to obtain any license, permit, certificate, registration, authorization, consent or approval of, any Governmental Authority in connection with the entering into of this Agreement or the consummation of the Transaction.

5.9	No Options

Other than the BCDC Preferred Shares to be issued to BHP Billiton Canada in connection with the Reorganization, no person has any agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares or other securities of BCDC.

5.10	Subsidiaries

On the Closing Date, BCDC will not own and will not have any agreements of any nature to acquire, directly or indirectly, any shares in the capital of, or other equity or proprietary interests in, any person, firm or corporation and BCDC does not and on the Closing Date will not have any agreements to acquire or lease any other business operations, except as contemplated by the Reorganization.

5.11	BCDC Financial Statements

Other than in respect of the BHP Billiton Canada DB Plan and the Assumed Employee Obligations, the BCDC Financial Statements have been prepared on a basis consistent with prior periods, are correct and complete in all material respects and present fairly the assets and liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of BCDC as at their respective dates and the results of operations of BCDC for the periods covered by the respective BCDC Financial Statements. BCDC has no liabilities, liquidated or contingent or otherwise, that are not fully reflected on the BCDC Financial Statements, other than (i) liabilities incurred after the Effective Date in the ordinary course of business consistent with past practice of the same type as liabilities reflected in the BCDC Financial Statements or in connection with the Reorganization or the Buffer Zone Transaction, (ii) liabilities in respect of the BHP Billiton Canada DB Plan and (iii) Assumed Employee Obligations.

5.12	Absence of Changes

Since the Effective Date, except for the Reorganization and the Buffer Zone Transaction, BCDC has conducted its business and operations only in the ordinary course of business and there has not been any Material Adverse Change (for this purpose related only to BCDC and excluding BBDNV and the Core Zone Joint Venture).

5.13	Assets

All of the material property and assets owned by BCDC as of the date hereof are described in section 5.13 of the Disclosure Letter. Other than in connection with the Reorganization and the Buffer Zone Transaction, BCDC is not a party to any written or oral agreement to purchase or otherwise acquire, directly or indirectly, any other property or assets.

5.14	Books and Records

The books and records of BCDC, in all material respects, fairly and correctly set out and disclose the financial position of BCDC and all financial transactions of BCDC have been accurately recorded in such books and records.

5.15	Taxes

Except as set out in section 5.15 of the Disclosure Letter:

(a) BCDC (and any predecessor of BCDC), or BHP Billiton Canada on behalf of BCDC, has prepared and filed all Tax Returns required to be filed by BCDC under applicable Laws on time and with all appropriate Governmental Authorities for all fiscal periods ending prior to the date hereof. Each such Tax Return was correct and complete in all material respects. True copies of all federal and provincial income Tax Returns, and royalty Tax Returns filed under the Territorial Lands Act, prepared and filed by BCDC (and any predecessor of BCDC), or BHP Billiton Canada on behalf of BCDC, during the past six (6) years have been given to Purchaser for review prior to the date hereof. Copies of all notices of assessment and notices of reassessment in respect of Taxes issued by a Governmental Authority, and all material correspondence with tax authorities, in respect of all "open" taxation years have been given to Purchaser for review prior to the date hereof.

(b) BCDC (and any predecessor of BCDC), or BHP Billiton Canada on behalf of BCDC, has paid all Taxes due and payable by BCDC under applicable Laws, has made all remittances in respect of Taxes required by Law, and has paid all assessments and reassessments in respect of Taxes for which BCDC is liable or responsible. The provisions for unpaid Taxes reflected in the BCDC Financial Statements are sufficient to cover all liabilities for Taxes that have been assessed against BCDC (and any predecessor of BCDC) or that are owing, or which may be assessed, in respect of BCDC as of the end of the latest period covered by the BCDC Financial Statements. BCDC has made adequate provision in the applicable Effective Date Statements for all Taxes that are owing as of the Effective Date and the Effective Period Reporting Statements will set out an estimate of all Taxes of BCDC that are accruing due as at the last day of the month prior to Closing.

(c) There are no actions, objections, appeals, suits or other proceedings or claims in progress, pending or, to the knowledge of BHP Peru, threatened by or against BCDC (and any predecessor of BCDC) in respect of any Taxes. BCDC (and any predecessor of BCDC) has not executed or filed with any Governmental Authority any agreement or waiver, nor entered into an arrangement of any kind, extending the period for assessment, reassessment or collection of any Taxes or the filing of Tax Returns. Assessments under the Tax Act, the Territorial Lands Act and any applicable provincial income tax legislation have been made with respect to BCDC (and any predecessor of BCDC) covering all past periods through the fiscal year ended 2010.

(d) BCDC (and any predecessor of BCDC), or BHP Billiton Canada on behalf of BCDC, has withheld or collected and remitted to the applicable Governmental Authority all amounts required to be withheld or collected and remitted by BCDC in respect of any Taxes.

(e) BCDC is not a non-resident person within the meaning of the Tax Act.

(f) BCDC is a taxable Canadian corporation within the meaning of the Tax Act.

(g) BCDC (and any predecessor of BCDC) is not required to file Tax Returns in a jurisdiction outside of Canada and no claim has ever been made by a Governmental Authority in a jurisdiction where it does not file Tax Returns that it is or may be subject to Taxes assessed by such jurisdiction or a filing requirement in that jurisdiction.

(h) Except in connection with the Reorganization and the Buffer Zone Transaction, BCDC (and any predecessor of BCDC) has not been party to an election under Section 85 of the Tax Act with respect to the acquisition or disposition of any property.

(i) BCDC has not entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any taxation year that begins on or after the Closing Date, for greater certainty ignoring for this purpose any election made under section 85 of the Tax Act on transactions included in the Reorganization or the Buffer Zone Transaction.

(j) Except pursuant to this Agreement or as specifically disclosed in writing to the Purchaser, for purposes of the Tax Act or any other applicable Tax statute, no Person or group of Persons has ever acquired or had the right to acquire control of BCDC.

(k) None of sections 34.2, 78 (other than paragraph 78(1)(b)), 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax legislation of any province, territory or any other jurisdiction, have applied or will apply to BCDC at any time up to and including the Closing Date. All amounts to which paragraph 78(1)(b) of the Tax Act has or will apply are set out in section 5.15 of the Disclosure Letter.

(l) BCDC has not acquired property from a non-arm's length person (within the meaning of the Tax Act) for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Tax Act.

(m) For all transactions between BCDC and any non-resident person with whom BCDC was not dealing at arm's length during a taxation year ending on or before the Closing Date, BCDC has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(n) The only reserves under the Tax Act or any equivalent provincial or territorial statute to be claimed by BCDC for the taxation year ended immediately prior to the Effective Date are disclosed in section 5.15 of the Disclosure Letter.

(o) The Reorganization will not result in any liability for Taxes for BCDC, ignoring for this purpose any election made under section 85 of the Tax Act on transactions included in the Reorganization.

(p) The Buffer Zone Transaction, and any Effective Period Distribution that is a distribution of the proceeds of the Buffer Zone Transaction, will not result in any liability for Taxes for BCDC other than the applicable Buffer Zone Sale Taxes.

(q) Immediately following the Effective Date, the tax attributes of BCDC identified in section 5.15 of the Disclosure Letter will not be less than the amount shown for such tax attributes in section 5.15 of the Disclosure Letter. The minimum tax attributes of BCDC as at Closing will be those described in section 5.15 of the Disclosure Letter.

5.16	Litigation

Except as described in section 5.16 of the Disclosure Letter, there are no material Proceedings pending or, to the knowledge of BHP Peru, threatened against or affecting, BCDC or its assets before or by any court or Governmental Authority.

5.17	Employment Matters

As at the date hereof BCDC has, and for the five years prior to the date hereof has had, no employees.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to each of the BHP Billiton Parties as follows and acknowledges and confirms that each BHP Billiton Party is relying on such representations and warranties in connection with the sale by it of the Purchased Shares:

6.1	Organization

Purchaser is a corporation validly existing and in good standing under the laws of the Northwest Territories and Purchaser has all necessary corporate power and capacity to enter into this Agreement and perform its obligations thereunder.

6.2	Ownership

As at the date hereof, Purchaser is a wholly-owned subsidiary of, and controlled by, Parent.

6.3	Authorization

This Agreement has been duly authorized, executed and delivered by Purchaser and is a legal, valid and binding obligation of Purchaser, enforceable against Purchaser by each BHP Billiton Party in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

6.4	No Violation

Neither the execution and delivery of this Agreement by Purchaser nor the completion and performance of the Transaction will violate, contravene, result in a breach of or default under, or be contrary to, any of the provisions of the charter documents of Purchaser or any Contract, order, licence, authorization, statute, regulation or judgment to which Purchaser is a party or by which Purchaser is bound.

6.5	Consents and Approvals

Other than the Regulatory Approvals, no approval, Order, consent of or filing with any Governmental Entity is required on the part of Purchaser in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of Purchaser's obligations under this Agreement.

6.6	Financing

(a) Purchaser either has sufficient cash on hand and/or committed and documented irrevocable financing subject to customary draw down conditions from a Canadian Schedule I or II bank or comparable international lender, or a reputable lender satisfactory to the BHP Billiton Parties acting reasonably, in place such that, at Closing, Purchaser will have immediately available funds equal to the Purchase Price.

(b) Purchaser has the financial capacity and qualifications to provide, and shall be able to deliver at Closing if required to obtain the Required Reorganization Approvals, letters of credit, bonds, sureties or deposits in favour of one or more Governmental Authorities.

6.7	Diavik Material Adverse Change

There has not been any Diavik Material Adverse Change between December 31, 2011 and the date hereof and as at the date hereof Purchaser is not aware of any facts or circumstances that could give rise to a Diavik Material Adverse Change.

ARTICLE 7
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

7.1	Survival of Representations and Warranties of the BHP Billiton Parties

No investigation made by or on behalf of the Purchaser at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the BHP Billiton Parties in this Agreement. The representations and warranties of the BHP Billiton Parties contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant hereto shall survive the closing of the Transaction for a period of eighteen (18) months following the Closing Date and, notwithstanding such closing or any investigation made by or on behalf of Purchaser, shall continue in full force and effect for the benefit of Purchaser during such period, except that:

(a)	the representations and warranties set out in Sections 4.3, 4.4, 5.3 and 5.4 shall survive the closing of the Transaction and continue in full force and effect without limitation of time;

(b)

the representations and warranties set out in Section 4.34 and Section 5.15 shall survive the closing of the Transaction and, in respect of any particular period or issue, continue in full force and effect until 90 days after the expiration of the time, if any, during which an assessment, reassessment or other form of recognized written demand assessing liability for Tax, interest or penalties under applicable legislation in respect of any taxation year to which such representations and warranties extend could be issued under such legislation to BBDNV and BCDC, respectively;

(c)	the representations and warranties set out in Section 4.17 shall survive the closing of the Transaction and continue in full force and effect for a period of thirty (30) months; and

(d)

a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentation may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by applicable Law.

7.2	Survival of Representations and Warranties of Purchaser

No investigation made by or on behalf of the BHP Billiton Parties at any time, including for greater certainty the BHP Billiton Parties' review of Purchaser's financing commitment documents, shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the Purchaser in this Agreement. For greater certainty, the BHP Billiton Parties shall be entitled to rely on the representation and warranty contained in Section 6.6 notwithstanding that the BHP Billiton Parties have reviewed and commented on Purchaser's financing commitment documents. The representations and warranties of Purchaser contained in this Agreement or in any document, certificate or undertaking given pursuant hereto shall survive the closing of the Transaction for a period of eighteen (18) months following the Closing Date and, notwithstanding such closing nor any investigation made by or on behalf of the BHP Billiton Parties, shall continue in full force and effect for the benefit of each BHP Billiton Party during such period.

ARTICLE 8
COVENANTS

8.1	Conduct Prior to Closing

Other than in connection with the completion of the Reorganization, during the period from the date hereof to the Time of Closing:

(a)	BHP Billiton Canada agrees that it shall:

	(i)	not provide, other than in the ordinary course of business, any consents, approvals or waivers or exercise any of its rights under the Core Zone JVA without the prior written consent of Purchaser;

	(ii)	not agree to amend, supplement or otherwise modify the Core Zone JVA without the prior written consent of Purchaser;

(iii)

in its capacity as operator of the Core Zone Joint Venture, operate, manage and maintain the Core Zone Property in the ordinary and normal course consistent with past practice and in accordance with budgets and plans currently in place, provided that (A) such budgets and plans may be revised to the extent reasonably necessary to reflect changing circumstances, (B) BHP Billiton Canada shall be entitled to take forthwith any action required to ensure the safety and integrity of the Core Zone Property and the EKATI Mine Employees, including any actions required to be taken pursuant to Environmental Laws, (C) for greater certainty, BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, shall be able to distribute to BHP Billiton Canada, BCDC and the Core Zone JV Parties the Cdn$178,756,000 held by BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, on behalf of such persons as of the Effective Date plus any interest earned thereon during the Effective Period and (D) to the extent practicable (and not in respect of any action to be taken in accordance with (B) above), BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, shall seek Purchaser's input in respect of any material action to be taken that is outside of the ordinary and normal course of business consistent with past practice or that is not in accordance with budgets and plans then in place, and BHP Billiton shall give reasonable consideration to any such input;

(iv)

in its capacity as operator of the Core Zone Joint Venture, not enter into any transaction with any of the other BHP Billiton Parties or their Affiliates, except (A) in the ordinary and normal course of business consistent with past practice, (B) as provided for or permitted pursuant to this Agreement or Schedule 8.2 - Reorganization Steps, (C) pursuant to Contracts in force on the date hereof and disclosed in section 8.1 of the Disclosure Letter or (D) with the prior written consent of Purchaser;

(v)

to the extent not already in place, maintain separate and segregated bank accounts and separate books, accounts and ledgers for the Core Zone Joint Venture and ensure that all cash flows relating to the Core Zone Joint Venture are serviced by such accounts and reflected in such books, accounts and ledgers;

(vi)

subject to applicable Laws, promptly provide to Purchaser copies of all material notices, letters or other correspondence from any person received after the date hereof related to the Core Zone Joint Venture, the Core Zone Property or BBDNV;

(vii)

not create, permit or suffer to exist any Encumbrances on or in respect of, in its capacity as operator of the Core Zone Joint Venture or the Core Zone Property and in its personal capacity, its interest in the Core Zone Joint Venture other than Permitted Encumbrances;

(viii)

cause BBDNV to conduct the BBDNV Business and the operations and affairs of BBDNV in the ordinary and normal course of business consistent with past practice, provided that BBDNV shall be able to distribute to BHP Billiton Canada the $12,254,813.87 held by BBDNV or owed by an Affiliate to BBDNV as of the Effective Date plus any interest earned thereon during the Effective Period in the most tax effective manner as determined by the BHP Billiton Parties;

(ix)	cause BBDNV to not incur any liability for Taxes during the Effective Period other than in the ordinary and normal course of business consistent with past practice;

(x)

subject to applicable Laws, within ten (10) Business Days following the end of each calendar month provide Purchaser with a report on the operations of the Core Zone Joint Venture during such calendar month in the form of the monthly Business Performance Report currently prepared in respect of the Core Zone Joint Venture redacted or modified as required to remove information unrelated to the Core Zone Joint Venture;

(xi)

subject to applicable Laws, within ten (10) Business Days following the end of each calendar month provide Purchaser with a report on the operations of BBDNV during such calendar month in the form provided to Purchaser on the date hereof;

	(xii)	promptly notify Purchaser of the occurrence of any material events related to the Core Zone Joint Venture, the Core Zone Property, BCDC or BBDNV out of the ordinary course of business; and

(xiii)

not establish any retirement income, pension or benefit plan or arrangement for the EKATI Mine Employees or the BBDNV Employees or amend or modify any of the BHP Billiton Canada Employee Plans unless required by applicable Laws.

(b)	BHP Peru agrees that it shall cause BCDC to:

	(i)	not provide, other than in the ordinary course of business, any consents, approvals or waivers or exercise any of its rights under the Core Zone JVA without the prior written consent of Purchaser;

	(ii)	not agree to amend, supplement or otherwise modify the Core Zone JVA without the prior written consent of Purchaser;

(iii)

not enter into any material transaction with any of the other BHP Billiton Parties or their Affiliates, except (A) in the ordinary and normal course of business consistent with past practice, (B) as provided for or permitted pursuant to this Agreement or Schedule 8.2 - Reorganization Steps, (C) pursuant to Contracts in force on the date hereof and disclosed in section 8.1 of the Disclosure Letter, (D) in connection with the Buffer Zone Transaction or (E) with the prior written consent of Purchaser;

(iv)

subject to applicable Laws, promptly provide to Purchaser copies of all material notices, letters or other correspondence from any person received after the date hereof related to the Core Zone Joint Venture or the Core Zone Property;

	(v)	not establish or assume any retirement income, pension or benefit plan or arrangement other than the BHP Billiton Canada DB Plan and the Replacement Plans unless required by applicable Laws;

	(vi)	not create, permit or suffer to exist any Encumbrances on or in respect of its interest in the Core Zone Joint Venture other than Permitted Encumbrances;

	(vii)	not incur any liability for Taxes during the Effective Period other than in the ordinary and normal course of business consistent with past practice or the Buffer Zone Sale Taxes; and

(viii)

to the extent that they reasonably relate to the Effective Period or may reasonably bind BCDC to an adverse Tax position for a period after the Effective Date, not file any Tax Returns, make any material election relating to Taxes (other than the elections described in Schedule 8.2 - Reorganization Steps) or settle any Tax issue in dispute with any Governmental Authority, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed, and provide Purchaser reasonable advance notice of any such action.

(c)	BHP Billiton Canada and Purchaser agree that subject to applicable Laws each shall provide the other prompt notice in writing of:

(i)

the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any of the representations or warranties of, in the case of BHP Billiton Canada, the BHP Billiton Parties, and in the case of Purchaser, Purchaser contained in this Agreement to be untrue or inaccurate in any material respect;

	(ii)	any notice or communication from any person alleging that the consent of such person is or may be required in connection with the Transaction or the Reorganization;

	(iii)	any material notice or communication from any Governmental Authority in connection with the Transaction or the Reorganization;

	(iv)	any material Proceeding commenced or threatened against it (and in the case of BHP Billiton Canada, BCDC) which relates to the consummation of the Transaction or the Reorganization; and

(v)

any failure by it (and in the case of BHP Billiton Canada, BCDC) to comply with or satisfy in all material respects any covenant, condition or agreement to be complied with or satisfied under this Agreement;

provided that the giving of any such notice shall not in any way change or modify the representations and warranties of the BHP Billiton Parties or Purchaser, or any conditions in favour of the BHP Billiton Parties or Purchaser, contained in this Agreement or otherwise affect the remedies available to the BHP Billiton Parties and Purchaser under this Agreement.

8.2	Reorganization

(a) As soon as reasonably practicable after the date hereof, BHP Billiton Canada shall, and BHP Peru shall cause BCDC to, use its commercially reasonable efforts to apply for and obtain the Required Reorganization Approvals together with all other consents required from third parties in connection with the Reorganization.

(b) Purchaser shall co-operate with BHP Billiton Canada and BCDC and provide all reasonable assistance to BHP Billiton Canada and BCDC in order to obtain the Required Reorganization Approvals and all other consents required from third parties in connection with the Reorganization as promptly as practicable (and, in any event, prior to the Outside Date).

(c) Subject to obtaining all of the Required Reorganization Approvals, BHP Billiton Canada shall, and BHP Peru shall cause BCDC to, effect prior to the Time of Closing the reorganization described in Schedule 8.2 (the "Reorganization") pursuant to which, among other things:

(i)

all capital indebtedness (and interest accruing thereon) owing by BHP Billiton Canada to BCDC shall be paid and discharged in full. BCDC shall use part of such funds received from BHP Billiton Canada to pay and discharge in full a capital debt (and interest accrued thereon) owed by BCDC to an Affiliate of BCDC incorporated in the United States, and BCDC shall use the remainder of such funds to reduce its share capital (without any share buy-back) in respect of common shares held by BHP Peru;

(ii)	BHP Billiton Canada shall transfer to BCDC all of its right, title and interest in the Reorganization Assets; and

(iii)	BCDC shall assume the Assumed Liabilities.

(d) The BHP Billiton Parties shall provide Purchaser with copies of all documentation to effect the Reorganization and shall provide Purchaser with a reasonable advance opportunity to review and comment upon all such documentation and consider in good faith any comments received from Purchaser, provided that Purchaser shall provide such comments no later than five (5) Business Days following receipt of such documentation from the BHP Billiton Parties. For greater certainty, the BHP Billiton Parties shall not be obligated to make changes requested by Purchaser if they determine in good faith not to do so, provided that the Reorganization is being effected in a manner consistent with Schedule 8.2.

(e) Purchaser shall cause BCDC to provide reasonable assistance with the preparation and filing of any tax-related elections or forms following the Closing Date as may be requested by BHP Billiton Canada in connection with the Reorganization.

(f) BHP Billiton Canada shall consult with Purchaser prior to paying any costs, expenses or fees to any counterparty to an Assumed Contract, other than a counterparty controlled by a member of or affiliated with the Tlicho Government, the Akaitcho Treaty 8, the Hamlet of Kugluktuk and the Kitikmeot Inuit Association and the North Slave Metis Alliance, in connection with the transfer of the Assumed Contracts by BHP Billiton Canada to BCDC as part of the Reorganization. If Purchaser consents, acting reasonably, to the payment of such costs, fees or expenses then, notwithstanding Section 14.5, Purchaser shall reimburse the BHP Billiton Parties for fifty percent (50%) of any such costs, expenses or fees paid by them. The BHP Billiton Parties shall provide Purchaser an invoice at least two Business Days prior to the Closing Date setting out all amounts owing to the BHP Billiton Parties pursuant to this Section 8.2(f) and Purchaser shall pay such amounts on the Closing Date.

(g) Prior to the Time of Closing, BCDC shall complete the Buffer Zone Transaction.

8.3	Actions to Satisfy Closing Conditions

(a) Except as otherwise provided in this Section 8.3, each of the BHP Billiton Parties and Purchaser agrees to use commercially reasonable efforts to cause the conditions contained in Article 10 to be satisfied as soon as practicable and in any case by the Outside Date.

(b) The BHP Billiton Parties shall make, as promptly as reasonably practicable, all necessary filings, notifications and other submissions with respect to the Transaction as are required under the Antitrust Laws and Purchaser shall make, as promptly as reasonably practicable, all necessary filings, notifications and other submissions with respect to the Transaction as are required under the Antitrust Laws and the Investment Canada Act to satisfy the condition set forth in Section 10.1(b) .

(c) The BHP Billiton Parties and Purchaser shall co-operate and use good faith efforts to (i) give each other reasonable advance notice of all meetings or other oral communications with any Governmental Authority relating to the Regulatory Approvals, (ii) not participate independently in any such meeting or other oral communication without first giving the other party (or the other party's outside counsel) an opportunity to attend and participate in such meeting or other oral communication, unless otherwise required or requested by such Governmental Authority, (iii) if any Governmental Authority initiates an oral communication regarding the Regulatory Approvals, promptly notify the other party of the substance of such communication, (iv) provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications (including any filings, notifications, submissions, analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto) with a Governmental Authority regarding the Regulatory Approvals and (v) promptly provide each other with copies of all written communications to or from any Governmental Authority relating to the Regulatory Approvals, subject, in each of (i)-(v), to Section 8.3(g) and to the reasonable discretion of Purchaser in the case of meetings, discussions and oral or written communications related to the ICA Approval.

(d) Purchaser will promptly notify the BHP Billiton Parties and the BHP Billiton Parties will promptly notify Purchaser upon:

(i)	becoming aware of any Order or any complaint requesting an Order restraining or enjoining the execution of this Agreement or the consummation of the transactions contemplated under this Agreement; or

(ii)	receiving any notice from any Governmental Authority of its intention:

	(A)	to institute a suit or proceeding to restrain or enjoin the execution of this Agreement or the consummation of the transactions contemplated by this Agreement; or

	(B)	to nullify or render ineffective this Agreement or such transactions if consummated.

(e) Purchaser shall pay any requisite filing fees and applicable taxes in relation to any filing or application made in respect of the Regulatory Approvals.

(f) Notwithstanding any requirement in this Section 8.3 in connection with obtaining the Canada Competition Act Approval, where a party (the "Disclosing Party") is required under this Section 8.3 to provide information to another party (a "Receiving Party") that the Disclosing Party deems to be competitively sensitive information, the Disclosing Party may restrict the provision of such competitively sensitive information only to the internal legal counsel and external legal counsel of the Receiving Party, provided that the Disclosing Party also provides a redacted version to the Receiving Party.

(g) Notwithstanding any other provision of this Agreement, nothing in this Agreement shall require Purchaser to disclose to any person (including the BHP Billiton Parties) Purchaser's plans and undertakings submitted for the purpose of the review under the Investment Canada Act or any drafts thereof or any correspondence or discussions with respect thereto.

8.4	Further Assurances

Subject to the terms and conditions of this Agreement, each party agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to consummate and make effective as promptly as is practicable the Reorganization, the Buffer Zone Transaction and the Transaction and (b) for the discharge by each party of its respective obligations under this Agreement, including its obligations under applicable Laws, in each case including the execution and delivery of such documents as the other party hereto may reasonably require. Each of the parties hereto, where appropriate, shall reasonably cooperate with the other party in taking such actions.

8.5	Access

(a) Upon reasonable notice and subject to the Confidentiality Agreement, the BHP Billiton Parties agree subject to applicable Laws to continue to provide Purchaser and its authorized representatives with (i) reasonable access to all books, records, information and files in respect of BCDC, BBDNV, the Core Zone Joint Venture and the Core Zone Property in its possession and control, (ii) access to applicable personnel of the Core Zone Joint Venture as reasonably requested by Purchaser and (iii) access to the Core Zone Property and the operations of the Core Zone Joint Venture as reasonably requested by Purchaser, provided that Purchaser shall not be entitled to have access to any: (A) information in respect of current or future diamond prices and diamond pricing strategies; (B) marketing strategies or other confidential information relating to the marketing of diamonds; (C) information relating to salaries, wages and benefits paid or available to local employees of BCDC, BBDNV or the Core Zone Joint Venture of sufficient specificity that individual employees can be identified, (D) internal analysis or forecasts of future demand and supply or (E) other competitively sensitive information. Purchaser covenants and agrees that prior to Closing it shall not disclose (i) the terms of supply negotiated by, and prices paid by, BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, to local suppliers of goods and services to the Core Zone Joint Venture to any employee or officer of Purchaser who has responsibility for negotiating with suppliers in Canada and (ii) any information relating to salaries, wages and benefits paid or available to local employees of BCDC, BBDNV or the Core Zone Joint Venture to any employee or officer of Purchaser who has responsibility for negotiating salaries, wages and benefits paid to employees of Purchaser or an Affiliate of Purchaser in the Northwest Territories.

(b) From the date hereof to Closing, the BHP Billiton Parties shall provide all reasonable assistance requested by Purchaser to allow Parent to prepare any financial statements that are required to be filed by it under applicable Laws in respect of the Transaction. Purchaser shall pay the BHP Billiton Parties $120 for each hour of assistance provided by an employee of the BHP Billiton Parties and shall reimburse the BHP Billiton Parties for all out-of-pocket costs incurred by them to provide such assistance. The BHP Billiton Parties shall provide Purchaser an invoice following the end of each month setting out all amounts owing to the BHP Billiton Parties pursuant to this Section 8.5(b) and Purchaser shall pay such amounts within 10 days of receipt of the invoice. The BHP Billiton Parties shall not be liable to Purchaser, its successors, permitted assigns or Affiliates for any damages or losses suffered by such persons arising from the provision of the assistance set out in this Section 8.5(b), regardless of whether such liability arises in tort, contract, breach of warranty or otherwise and Purchaser agrees that it shall not, nor shall it permit any of its successors, permitted assigns or Affiliates to, assert or claim any such damages or losses.

(c) From the date hereof to the Closing Date, Purchaser shall subject to applicable Laws be granted reasonable access to the EKATI diamond sorting facility at the same time that the valuator responsible for valuing the diamonds mined from the Core Zone Property in connection with royalties payable under the Territorial Lands Act is allowed access to the facility. During such visit, Purchaser shall subject to applicable Laws be provided a reasonable period of time to inspect all diamond parcels that are inspected by the valuator following their inspection by the valuator; provided that such inspection by Purchaser does not delay the scheduled shipping of the diamond parcels from the EKATI diamond sorting facility.

8.6	Public Statements

Each party shall consult with the other party prior to issuing any press releases or otherwise making public statements with respect to the Reorganization, the Transaction or this Agreement and shall provide the other party with a reasonable period of time to review and comment on all such press releases or statements prior to the release thereof. To the extent that any such press release or public statement is required by applicable Law, by a rule of a stock exchange on which a party's shares (or those of any of its Affiliates) are listed or traded or by a Governmental Authority, the press release or public announcement shall be issued or made after consultation with the other party and after taking into account the other party's reasonable requirements as to its timing, content and manner of making or despatch. If such advance consultation is not reasonably practicable or legally permitted, to the extent permitted by applicable Law, the disclosing party shall provide the other party with a copy of any written disclosure made by such disclosing party as soon as practicable thereafter.

8.7	Books and Records

Purchaser covenants to use reasonable care to preserve the books and records of BBDNV and BCDC, including those books and records of BHP Billiton Canada transferred to BCDC in connection with the Reorganization, delivered to it for a period of six years from the time of the closing of the Transaction, or for such longer period as is required by any applicable Law, and will permit BHP Peru, BHP Billiton Canada or its authorized representatives reasonable access thereto in connection with the affairs of BHP Peru or BHP Billiton Canada.

8.8	Tax Matters

(a) BHP Peru shall prepare Tax Returns for BCDC for the taxation year ending immediately before the Closing Date, and prior to filing such Tax Returns with the relevant authorities, shall provide Purchaser with a reasonable opportunity to review and comment on them.

(b) BHP Billiton Canada shall prepare a separate NWT royalty tax return for the Core Zone Joint Venture for the period July 1, 2012 to the Reorganization Closing Time, and prior to filing such tax return with the relevant authority, shall provide Purchaser with a reasonable opportunity to review and comment on it.

(c) Purchaser shall prepare Tax Returns for BBDNV for the taxation year ending on June 30, 2013. Prior to filing such Tax Returns with the relevant authorities, Purchaser shall provide BHP Billiton Canada with a reasonable opportunity to review and comment on them.

(d) Purchaser shall and shall cause BCDC to co-operate fully with BHP Peru to allow BHP Peru to have such access to the books, records or other documentation within the control of any of Purchaser or BCDC, as is deemed reasonably necessary by BHP Peru in order to allow it to prepare the Tax Returns described in Section 8.8(a) for the taxation year ended immediately before the Closing Date and BHP Peru and BHP Billiton Canada shall co-operate fully with BCDC and BBDNV, respectively, with respect to the preparation of Tax Returns for the taxation years ended subsequent to the Closing Date. Purchaser shall and shall cause BCDC to cooperate fully with BHP Billiton Canada to allow BHP Billiton Canada to have such access to the books, records or other documentation within the control of any of Purchaser or BCDC as is deemed reasonably necessary by BHP Billiton Canada in order to allow it to prepare the tax return described in Section 8.8(b) for the period July 1, 2012 to the Reorganization Closing Time and BHP Billiton Canada's tax return for its current taxation year.

8.9	Control over Tax Proceedings

(a) Purchaser acknowledges and agrees that the BHP Billiton Parties shall continue to have at their own expense exclusive control following the Closing Date over any dealings with tax authorities (including any audit or any appeal of an Assessment, whether that appeal is through the administrative appeal process or through judicial proceedings, and including any resolution or settlement of such an audit or appeal) that involves BCDC or BBDNV in respect of Taxes, or interest or penalties in respect of Taxes, relating to a period prior to the Effective Date.

(b) For clarity and the avoidance of doubt and without limiting the operation of Section 8.9(a), if prior to the Closing Date BCDC or BBDNV receives an assessment, reassessment or any other form of written demand assessing liability for Taxes, or interest or penalties in respect of Taxes under applicable legislation (an "Assessment") in respect of any period prior to the Effective Date and BCDC or BBDNV, as applicable, has not initiated any appeal or other Proceedings in respect of such Assessment prior to the Closing Date, the BHP Billiton Parties shall have exclusive right to initiate any appeal or other Proceedings in respect of such Assessment following the Closing Date and to fully manage and control such appeal or other Proceedings through to resolution or settlement of the matter.

(c) In the event that following the Closing Date BCDC or BBDNV (or the Purchaser or any person under control of the Purchaser in respect of or on behalf of BCDC or BBDNV) receives any communication from a tax authority (including any audit information request, query, proposal letter, assessment, or reassessment) in respect of any period prior to the Effective Date, Purchaser shall cause BCDC or BBDNV (or such other person), as applicable, to forthwith provide a copy of such communication to the BHP Billiton Parties. Upon receipt of such communication, the BHP Billiton Parties shall have the exclusive right to deal with the tax authorities in the manner contemplated in Section 8.9(a) .

(d) Purchaser shall cause BCDC or BBDNV to co-operate fully with the BHP Billiton Parties in connection with any matter contemplated by this Section 8.9 and not to take any actions in respect of any such matter in respect of any period prior to the Effective Date without the prior written consent of the BHP Billiton Parties. For clarity and the avoidance of doubt, the BHP Billiton Parties shall have the exclusive right to settle any audit, appeal or Proceedings referenced in or initiated by the BHP Billiton Parties in accordance with this Section 8.9.

(e) The BHP Billiton Parties shall fund any payment of Taxes necessary to object to or contest any matter over which the BHP Billiton Parties have exclusive control under Section 8.9(a) . The BHP Billiton Parties shall not take any action permitted under this Section 8.9 that would reasonably bind BCDC or BBDNV to an adverse Tax position for a period after the Effective Date without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed, and shall provide Purchaser reasonable advance notice of any such action.

8.10	Insurance

BHP Billiton Canada has provided Purchaser with a summary of the types and amounts of insurance coverage presently in force with respect to the Core Zone Property and the operations conducted thereon that is maintained by BHP Billiton Canada or its Affiliates. Such insurance coverage shall be maintained during the Effective Period. To the extent that proceeds of insurance are received during the Effective Period, such proceeds shall be used to repair or replace the property in respect of which such insurance proceeds arose. On the Closing Date, all such insurance will be terminated by BHP Billiton Canada. Purchaser covenants and agrees that it will ensure, at its own expense, that comparable replacement insurance is in place on the Closing Date.

8.11	Non-EKATI Former Employees Annuities

Subject to receiving any required consents or approvals from any Governmental Authority and the trustee of the BHP Billiton Canada DB Plan, BHP Billiton Canada in its capacity as the sponsor of the BHP Billiton Canada DB Plan covenants and agrees to, prior to the transfer of the BHP Billiton Canada DB Plan to BCDC, purchase an immediate or deferred life annuity for each of the Non-EKATI Former Employees that are members of the BHP Billiton Canada DB Plan and to make all necessary contributions to the BHP Billiton Canada DB Plan for the purposes of receiving any such required consents or approvals.

8.12	BBDNV Secondees

Prior to the Time of Closing, BHP Billiton Canada shall cause BBDNV to offer employment to all BBDNV Secondees. Such employment offers shall be effective as at the Time of Closing and shall be on terms and conditions, including a recognition of prior service with BBDNV or any Affiliate of BBDNV for all purposes, that are, substantially the same as and no less favourable to the BBDNV Secondees as are then applicable to the BBDNV Secondees; provided that BBDNV shall not be required to establish any new employee benefit plans or amend any BBDNV Employee Plans to ensure that each employment offer made to a BBDNV Secondee is on substantially the same and no less favourable terms as are then applicable to such BBDNV Secondee and each BBDNV Secondee shall only be entitled to participate in the BBDNV Employee Plans. Notwithstanding the foregoing, BHP Billiton Canada shall cause BBDNV to establish an equity plan for each BBDNV Secondee that provides benefits to each BBDNV Secondee that are comparable in the aggregate to the benefits provided to each BBDNV Secondee under the BHP Billiton Group management award plan. At the Time of Closing, BHP Billiton Canada shall cause BBDNV to terminate the international secondment agreements entered into by BBDNV with each of the BBDNV Secondees.

8.13	Non-Solicitation of Transferred Employees

Until the first (1st) anniversary of the Closing Date, each BHP Billiton Party agrees that it will not, and will cause its subsidiaries and its and its subsidiaries' respective officers, directors, employees and representatives to not, solicit, hire or engage the services of any Transferred Employee, or persuade or attempt to persuade any Transferred Employee to terminate his or her employment with BCDC, provided that the foregoing restrictions shall not apply to general solicitations of employment not specifically directed at the Transferred Employees nor to hiring Transferred Employees as a result of such general solicitation. If Closing occurs, this Section 8.13 shall survive the termination of this Agreement.

ARTICLE 9
ADDITIONAL PURCHASER COVENANTS

9.1	Replacement of Environmental Guarantee and Financial Sureties

(a) Subject to receipt of the consent of AANDC, Purchaser covenants and agrees to, or to cause an Affiliate of it to, in conjunction with the completion of the Transaction, (i) assume BHP Billiton Limited's obligations under the Environmental Guarantee or (ii) provide a guarantee or other form of financial assurance in favour of AANDC that is in form and substance satisfactory to AANDC to replace the Environmental Guarantee, and, in either case, to cause AANDC to return the Environmental Guarantee to BHP Billiton Limited and release BHP Billiton Limited from its obligations under the Environmental Guarantee. Purchaser shall indemnify BHP Billiton Limited in respect of any claims made under the Environmental Guarantee. Purchaser shall, and shall cause an Affiliate of it to, if applicable, co-operate fully with BHP Billiton Limited and BHP Billiton Canada in order to obtain such consent from AANDC.

(b) If the Credit Facility or any Financial Surety given in connection with any EKATI Permit (other than the Environmental Guarantee) is not transferred to BCDC as part of the Reorganization, Purchaser covenants and agrees that no later than the Time of Closing it shall provide letters of credit, bonds, sureties, deposits, guarantees or similar instruments in favour of the applicable Governmental Authorities to replace the Existing Letters of Credit issued under the Credit Facility and such other Financial Sureties provided to Governmental Authorities and, if required and applicable, cause each of the Existing Letters of Credit and Financial Sureties to be returned to BHP Billiton Canada.

9.2	Employee Matters

(a) Purchaser acknowledges and agrees that in connection with the Reorganization BCDC will make offers of employment to all employees employed by BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, at the Core Zone Property that are not members of a bargaining unit other than the Excluded Employees (unless, in the case of an EKATI Secondee, such Excluded Employee has not been made, or has rejected, an offer by BHP Billiton Canada and/or any of its Affiliates (a "BHP Billiton Employer") pursuant to Section 9.3) on substantially the same terms as currently enjoyed by such employees having regard to, among other things, title, responsibility, salary, benefits, bonus, site allowances (if any) vacation entitlement and location of employment and recognizing past service with BHP Billiton Canada or any Affiliate of BHP Billiton Canada, provided that, in respect of the benefits provided pursuant to the equity plans made available to such employees, such offers of employment shall only be required to provide for benefits that are comparable in the aggregate to the benefits provided under such equity plans. Purchaser covenants and agrees that if the employment of any Assumed Employee is terminated within twelve (12) months of Closing, Purchaser shall ensure that such termination (including with respect to termination payments and notice) is effected in a manner that is no less favourable to the terminated Assumed Employee than if the terms and conditions of the BHP Billiton Canada Redundancy Policy or the BBDNV Redundancy Policy, as applicable, applied, copies of which have been provided to Purchaser. If the Closing occurs, this Section 9.2(a) shall survive the termination of this Agreement and be enforceable by the beneficiaries of the covenants contained herein.

(b) If any Transitional Employee is an Excluded Employee, BHP Billiton Canada covenants and agrees that it shall, or, if applicable, shall cause a BHP Billiton Employer to use its commercially reasonable efforts to make each such Transitional Employee available to Purchaser on a fully cost reimbursed basis under a transitional services agreement for the period and otherwise on terms and conditions agreed to between the parties.

9.3	Non-Solicitation of EKATI Secondees

A BHP Billiton Employer intends to make an offer following the date hereof to each EKATI Secondee to be redeployed elsewhere in the BHP Billiton group of companies, which offer will be conditional upon Closing having occurred. Each offer so made will be open for acceptance for a period of 45 days from the date hereof. From the date of this Agreement to the date that is 45 days from the date hereof, Purchaser agrees that it will not, and will cause its subsidiaries and its and its subsidiaries' respective officers, directors, employees and representatives to not, solicit, hire or engage the services of any EKATI Secondee, or persuade or attempt to persuade any EKATI Secondee to reject such offer or terminate his or her employment with a BHP Billiton Employer.

9.4	BCDC Obligations

Without limiting the provisions of Section 12.4, Purchaser covenants and agrees to cause BCDC to comply with all of its obligations assumed or incurred in connection with the Reorganization, including obligations relating to the Transferred Employees.

9.5	Sale Restrictions

Purchaser covenants and agrees that until the second (2nd) anniversary of the Closing Date it shall:

(a)

retain ownership of a controlling interest in, and control over, the Core Zone Joint Venture and/or Core Zone Property acquired pursuant to this Agreement, provided that this restriction shall not prevent Purchaser from creating one or more mortgage charges or other encumbrances in favour of its lenders as security for indebtedness incurred to finance the transactions contemplated by this Agreement; and

(b)	remain controlled by Parent.

9.6	Financing

Purchaser covenants and agrees that it shall take all necessary steps to and shall ensure that at Closing it will have sufficient funds to pay the Purchase Price to the BHP Billiton Parties in full. In the event that all or a portion of the funds to pay the Purchase Price will be provided by one or more third party financers, Purchaser further covenants and agrees that it shall take all necessary steps, including complying with all covenants made to such financers in connection with any such financing, to and shall ensure that the commitments and documented financings of such third party financers remain in place between the date hereof and the Closing Date and that Purchaser will be able to draw on all such commitments immediately prior to Closing.

9.7	Parent Guarantee

(a) Parent hereby absolutely, unconditionally and irrevocably guarantees, as a direct obligation, in favour of the BHP Billiton Parties the full and timely performance, observance and payment by Purchaser of each and every covenant, agreement, undertaking, representation, warranty, indemnity and obligation of Purchaser contained in this Agreement, including but not limited to the obligation of Purchaser to pay the Purchase Price when required pursuant to Section 2.2 and any adjustment to the Purchase Price required to be paid by Purchaser in accordance with Section 3.4 and Section 3.5.

(b) Subject to Section 12.5, the liability of Parent hereunder shall be absolute and unconditional and shall be in effect irrespective of: (i) any failure, neglect or omission on the part of the BHP Billiton Parties or any other person to realize upon any obligations or liabilities of Purchaser; (ii) any amalgamation, merger or reorganization of Purchaser in which event the guarantee of Parent shall apply to the corporation resulting therefrom; (iii) any amalgamation, merger or reorganization of Parent; (iv) any sale, lease or transfer of the assets of Purchaser or Parent; (v) any change in the ownership of any shares in the capital of Purchaser or Parent; (vi) any amendment or modification of this Agreement; or (vii) any other occurrence or circumstances whatsoever similar to the foregoing.

(c) The obligations and liabilities of Parent hereunder shall not be impaired, diminished, abated or otherwise affected by the commencement by or against Purchaser or Parent of any proceedings under any bankruptcy or insolvency law or laws relating to the relief of debtors, re-adjustment of indebtedness, reorganization, arrangements, compositions or extensions or other similar laws.

ARTICLE 10
CONDITIONS OF CLOSING

10.1	Mutual Conditions

The obligations of the BHP Billiton Parties and Purchaser to consummate the Transaction shall be subject to the fulfillment on or before Closing of each of the following conditions:

(a)

there shall not be in force any Law, and no Governmental Authority shall have issued any final and non-appealable Order (whether temporary, preliminary or permanent), restraining or enjoining or otherwise prohibiting the Transaction;

(b)	the Regulatory Approvals shall have been obtained;

(c)	the IBAs shall have been assigned to BCDC pursuant to the Reorganization;

(d)

the Required Reorganization Approvals shall have been obtained in a manner that has not given rise to a Material Adverse Change and the Reorganization shall have been completed in all material respects in accordance with Section 8.2 and Schedule 8.2;

(e)

either: (i) any applicable 60 day period during which the JV Pre-Emptive Rights in respect of the Transaction may be exercised shall have expired without being exercised, as determined by the BHP Billiton Parties in their sole discretion; or (ii) each of the Core Zone JV Parties shall have delivered to BHP Billiton Canada a valid, written waiver of their JV Pre-Emptive Rights, in form and substance satisfactory to the BHP Billiton Parties in their sole discretion; and

(f)	the Buffer Zone Transaction shall have been completed.

The foregoing conditions are for the exclusive benefit of the BHP Billiton Parties and Purchaser and, accordingly, the BHP Billiton Parties and Purchaser will be entitled to waive compliance with any such conditions if they see fit to do so.

10.2	Conditions of Closing in Favour of BHP Billiton Parties

The obligations of the BHP Billiton Parties to consummate the Transaction shall be subject to the fulfillment on or before Closing of each of the following conditions:

(a)

the obligations of BHP Billiton Limited under the Environmental Guarantee shall have been assumed by Purchaser or its Affiliate or the Environmental Guarantee shall have been terminated and a replacement guarantee or other form of financial assurance satisfactory to AANDC shall have been issued by Purchaser or its Affiliate in favour of AANDC, and, in either case, AANDC shall have returned the Environmental Guarantee to BHP Billiton Limited and released BHP Billiton Limited from its obligations under the Environmental Guarantee;

(b)

the representations and warranties made by Purchaser in this Agreement shall be true and correct in all material respects, in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), and Purchaser shall have provided to the BHP Billiton Parties a certificate of Purchaser dated the Closing Date, executed by two senior officers of Purchaser certifying such accuracy;

(c)

Purchaser shall have performed and complied in all material respects with its covenants in this Agreement, and Purchaser shall have performed and complied with its covenant in Section 9.1(b) in all respects, and Purchaser shall have provided to the BHP Billiton Parties a certificate of Purchaser dated the Closing Date, executed by two senior officers of Purchaser certifying that Purchaser has so performed and complied with its covenants herein;

(d)	except to the extent otherwise consented to by the BHP Billiton Parties, such consent not to be unreasonably withheld, Purchaser shall be a wholly-owned subsidiary of, and controlled by, Parent; and

(e)

no Change of Control (howsoever structured) shall have occurred in respect of Parent, Parent shall not have entered into an agreement with a third party to undertake a transaction that would result in a Change of Control (however structured) in respect of Parent and no announcement shall have been made by a third party that it intends to make a take-over bid for Parent which take-over bid shall not have been rejected by the board of directors of Parent.

The foregoing conditions are for the exclusive benefit of the BHP Billiton Parties and, accordingly, the BHP Billiton Parties will be entitled to waive compliance with any such conditions if they see fit to do so, without prejudice to any rights and remedies at law and in equity they may have, including any claims the BHP Billiton Parties may have for breach of covenant, representation or warranty by any party hereto, and also without prejudice to any BHP Billiton Party's rights of termination in the event of non-performance of any other conditions in whole or in part.

10.3	Conditions of Closing in Favour of Purchaser

The obligations of Purchaser to consummate the Transaction shall be subject to the fulfillment on or before Closing of each of the following conditions:

(a)

the representations and warranties made by the BHP Billiton Parties in this Agreement shall be true and correct in all respects without giving effect to any limitation indicated by the words "Material Adverse Change", "in all material respects", "material" or "materially", except where the failure of such representations and warranties to be true and correct do not constitute in aggregate a Material Adverse Change, in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), and each BHP Billiton Party shall have provided to Purchaser a certificate of such BHP Billiton Party dated the Closing Date, executed by two senior officers certifying that the representations and warranties made by the BHP Billiton Parties in this Agreement are true and correct in all respects without giving effect to any limitation indicated by the words "Material Adverse Change", "in all material respects", "material" or "materially", except where the failure of such representations and warranties to be true and correct do not constitute in aggregate a Material Adverse Change;

(b)

no Material Adverse Change shall have occurred since the date hereof, and each BHP Billiton Party shall have provided to Purchaser a certificate of such BHP Billiton Party dated the Closing Date, executed by two senior officers certifying that no Material Adverse Change has occurred since the date hereof; and

(c)

each BHP Billiton Party shall have performed and complied in all material respects with its covenants in this Agreement and each BHP Billiton Party shall have provided to Purchaser a certificate of such BHP Billiton Party dated the Closing Date, executed by two senior officers certifying that such BHP Billiton Party has so performed and complied with its covenants herein.

The foregoing conditions are for the exclusive benefit of Purchaser and, accordingly, Purchaser will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to any rights and remedies at law and in equity it may have, including any claims Purchaser may have for breach of covenant, representation or warranty by any party hereto, and also without prejudice to Purchaser's rights of termination in the event of non-performance of any other conditions in whole or in part.

ARTICLE 11
CLOSING ARRANGEMENTS

11.1	Closing

Subject to fulfillment or waiver of the conditions in this Agreement contained in Article 10, the closing of the Transaction (the "Closing") shall take place at the offices of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario or such other place as the parties may agree, at the Time of Closing, on the tenth (10th) Business Day following satisfaction or waiver of the conditions to closing contained in Sections 10.1(b), 10.1(d) and 10.2(a) hereof or such other date as the parties may agree (the "Closing Date") provided that the Closing Date shall occur no later than the Outside Date.

11.2	Closing Deliveries by the BHP Billiton Parties

At the Closing, the BHP Billiton Parties shall deliver or cause others, as applicable, to deliver the following documents to Purchaser:

(a)	a certificate of status (or equivalent thereof) for each of BCDC and BBDNV;

(b)	the certificates contemplated by Section 10.3(a) and Section 10.3(c);

(c)

the share certificates representing the Purchased Shares, together with (i) in the case of BCDC Common Shares and the BCDC Preferred Shares, assignments or other instruments of transfer duly endorsed in blank, or accompanied by share powers or other instruments of transfer duly executed in blank, and otherwise in form and substance reasonably acceptable to Purchaser for the transfer of the Purchased Shares to Purchaser, and (ii) in the case of the BBDNV Ordinary Shares, the shareholders' register of BBDNV with a transfer notice recorded in it, such notice being duly signed by BHP Billiton Canada;

(d)	the minute books and share transfer records of BCDC and BBDNV;

(e)

a written resignation and an executed release from each of the officers, directors or members of any management or other committee of BCDC, BBDNV or the Core Zone Joint Venture listed on section 11.2(e) of the Disclosure Letter, substantially in a form to be agreed by Purchaser and the BHP Billiton Parties, acting reasonably, such resignations and releases to be effective at the Closing Date;

(f)

the share certificate representing the share of BBDNV owned by Paul John Harvey, together with the shareholders' register of BBDNV with a transfer notice recorded in it, such notice being duly signed by Paul John Harvey;

(g)

a copy of the Escrow Agreement executed by BHP Peru if a Certificate of Compliance having a Certificate Limit at least equal to the Common Share Purchase Price has not been delivered by BHP Peru to Purchaser on or prior to the Closing Date; and

(h)

such other certificates, instruments of conveyance, and documents required by this Agreement or as may be reasonably requested by Purchaser prior to the Closing Date to carry out the intent and purposes of this Agreement.

11.3	Closing Deliveries by Purchaser

At the Closing, Purchaser will deliver to the BHP Billiton Parties:

(a)	the payment in cash required pursuant to Section 2.2(d);

(b)	a certificate of status (or equivalent thereof) for Purchaser;

(c)	the certificates contemplated by Sections 10.2(b) and 10.2(c);

(d)	evidence of receipt of the Regulatory Approvals required for Purchaser to enter into this Agreement and perform its obligations hereunder;

(e)

a copy of the Escrow Agreement executed by Purchaser if a Certificate of Compliance having a Certificate Limit at least equal to the Common Share Purchase Price has not been delivered by BHP Peru to Purchaser on or prior to the Closing Date; and

(f)

such other certificates, instruments, and documents required by this Agreement or as may be reasonably requested by the BHP Billiton Parties prior to the Closing Date to carry out the intent and purposes of this Agreement.

ARTICLE 12
INDEMNIFICATION

12.1	Indemnification by BHP Billiton Canada

Subject to Section 12.5, BHP Billiton Canada agrees to indemnify and save harmless Purchaser and its Affiliates and each of their officers, directors and employees from and against all Losses suffered or incurred as a result of or arising directly or indirectly out of or in connection with:

(a)

any misrepresentation or inaccuracy of any representation or warranty as of the date hereof or in respect of the period prior to the date hereof provided by BHP Billiton Canada or BHP Peru contained in this Agreement or in any agreement, certificate or other document delivered by BHP Billiton Canada or BHP Peru pursuant hereto, except to the extent that any Loss that arises pursuant to the misrepresentation or inaccuracy of any such representation or warranty is reflected in the Effective Date Statements;

(b)

any misrepresentation or inaccuracy of the representations or warranties set out in (i) Sections 4.1, 4.2, 4.3, 4.4(a), 4.5, 4.6, 4.7, 4.13 (only the first sentence thereof), 4.22, 4.23, 4.25, 4.28 (only the first sentence thereof), 4.29 and 4.30 and (ii) Article 5 (other than Sections 5.4(b), 5.11, 5.12, 5.14, 5.15 and 5.16) arising after the date hereof and existing as of the Closing Date, except to the extent that any Loss that arises pursuant to the misrepresentation or inaccuracy of any such representation or warranty is reflected in the Effective Date Statements;

(c)

any misrepresentation or inaccuracy of any representation or warranty provided by the BHP Billiton Parties in this Agreement arising after the date hereof and existing as of the Closing Date as a direct result of the negligence, wilful misconduct or material non-compliance with applicable Laws of a BHP Billiton Party during the Effective Period in carrying out its obligations as the operator of the Core Zone Joint Venture, in each case as finally determined by a court of competent jurisdiction;

(d)

any breach or non-performance by BHP Billiton Canada or BHP Peru of any covenant to be performed by BHP Billiton Canada or BHP Peru which is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto; and

(e)	the Indemnified Liabilities;

provided, however, that BHP Billiton Canada shall not be required to indemnify or save harmless Purchaser in respect of (i) any misrepresentation or inaccuracy of any representation or warranty unless Purchaser shall have provided notice to BHP Billiton Canada in accordance with Section 12.6 on or prior to the expiration of the applicable survival period related to such representation and warranty set out in Section 7.1, or (ii) the Indemnified Liabilities unless Purchaser shall have provided notice to BHP Billiton Canada in accordance with Section 12.6 on or prior to the date that is eighteen (18) months from the date of this Agreement.

12.2	Tax Indemnity

Subject to Sections 12.5(c), 12.5(f) and 12.5(g), BHP Billiton Canada agrees to indemnify and save harmless Purchaser from and against all liabilities of BCDC and BBDNV for Taxes in respect of the period prior to the Effective Date. The foregoing indemnification obligation shall survive until 90 days after the expiration of the time, if any, during which an assessment, reassessment or other form of recognized written demand assessing liability for Tax, interest or penalties under applicable legislation in respect of any period to which the indemnity is given could be issued under such legislation to BCDC or BBDNV, respectively.

12.3	Tax Adjustment

The amount of any Loss for which indemnification is provided in Sections 12.1, 12.2 or 12.4 will be adjusted to take into account any tax benefit realized by the Indemnified Party by reason of the Loss for which indemnification is so provided, or the circumstances giving rise to such Loss. For the purposes of this Section 12.3, any tax benefit will be taken into account at such time as it is received by the relevant Indemnified Party. Any payment of an indemnity under Sections 12.1, 12.2 or 12.4 shall be deemed to be an adjustment to the Purchase Price under this Agreement.

12.4	Indemnification by Purchaser

Purchaser agrees to indemnify and save harmless the BHP Billiton Parties and Affiliates and each of their officers, directors and employees from and against all Losses suffered or incurred as a result of or arising directly or indirectly out of or in connection with:

(a)	any misrepresentation or inaccuracy of any representation or warranty of Purchaser contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(b)

any breach or non-performance by Purchaser of any covenant to be performed by Purchaser which is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(c)	the Assumed Liabilities (including any failure by Purchaser to, or to cause BCDC to, pay, perform or otherwise discharge any of the Assumed Liabilities) other than the Indemnified Liabilities;

(d)	the BHP Billiton Canada Reclamation Undertaking; and

(e)

any failure by Purchaser to comply with all applicable Environmental Laws, including all reclamation obligations under applicable Environmental Laws in respect of the Core Zone Property, except to the extent, and only to the extent, Purchaser is entitled to be indemnified by BHP Billiton Canada pursuant to Section 12.1 in respect of any Loss or portion thereof suffered or incurred by Purchaser as a result of any misrepresentation or inaccuracy of the representations and warranties provided by BHP Billiton Canada in Section 4.17;

provided, however, that Purchaser shall not be required to indemnify or save harmless the BHP Billiton Parties in respect of any misrepresentation or inaccuracy of any representation or warranty unless the BHP Billiton Parties shall have provided notice to Purchaser in accordance with Section 12.6 on or prior to the expiration of the applicable survival period related to such representation and warranty set out in Section 7.2.

12.5	Limitation of Liability

(a) Purchaser shall not be entitled to require payment of any amount by BHP Billiton Canada on the indemnities contained in Section 12.1, other than payment of amounts in respect of Losses relating to Taxes, until the aggregate of all such amounts for which it would otherwise be entitled to require payment exceeds $10 million (the "BHP Billiton Threshold Amount") and provided further that any individual amount used to calculate the BHP Billiton Threshold Amount shall be no less than $1.5 million. Once the BHP Billiton Threshold Amount has been exceeded, Purchaser shall be entitled to require payment on the indemnities contained in Section 12.1 for all amounts provided that each individual amount claimed shall be no less than $1.5 million.

(b) The BHP Billiton Parties shall not be entitled to require payment of any amount by Purchaser on the indemnity contained in Section 12.4 until the aggregate of all such amounts for which they would otherwise be entitled to require payment exceeds $10 million (the "Purchaser Threshold Amount") and provided further that any individual amount used to calculate the Purchaser Threshold Amount shall be no less than $1.5 million. Once the Purchaser Threshold Amount has been exceeded, the BHP Billiton Parties shall be entitled to require payment on the indemnities contained in Section 12.4 for all amounts provided that each individual amount claimed shall be no less than $1.5 million.

(c) The aggregate liability of BHP Billiton Canada in respect of the indemnities contained in Section 12.1 and Section 12.2 shall not exceed $300,000,000.

(d) Other than payment of any amount on the indemnities contained in Section 12.1 in respect of any Loss or portion thereof suffered or incurred by Purchaser as a result of any misrepresentation or inaccuracy of the representations and warranties provided by BHP Billiton Canada in Section 4.17, Purchaser shall not be entitled to require payment of any amount by BHP Billiton Canada on the indemnities contained in Section 12.1 in respect of any Loss or portion thereof suffered or incurred by Purchaser as a result of any failure by Purchaser to comply with, or any work or actions undertaken by Purchaser to comply with, all applicable Environmental Laws, including all reclamation obligations under applicable Environmental Laws in respect of the Core Zone Property.

(e) Purchaser shall not be entitled to require payment of any amount by BHP Billiton Canada on the indemnities contained in Section 12.1 in respect of any Loss or portion thereof suffered or incurred by Purchaser as a result of or in connection with:

(i)	a change in Law after the Effective Date, or

(ii)

an action taken by Purchaser or its Affiliates or any person acting on behalf of or at the direction of Purchaser or its Affiliates after the Closing Date or any failure by any such person to take an action after the Closing Date, unless such action is taken by such person at the direction of or with the consent of BHP Billiton Canada pursuant to Section 12.10(b).

(f) If (A) (i) BCDC receives a refund of any royalties paid under the Territorial Lands Act in respect of a period prior to the Effective Date or (ii) BHP Billiton Canada receives a refund of any royalties paid under the Territorial Lands Act in respect of a period prior to the Effective Date and such refund is transferred to BCDC in connection with the Reorganization, and (B) such refunds are not set-off against royalties payable by BCDC or BHP Billiton Canada under the Territorial Lands Act in respect of a period prior to the Effective Date (for which Purchaser would be entitled to be indemnified pursuant to Section 12.2), the aggregate amount of such refunds shall be applied to reduce any obligation of BHP Billiton Canada to indemnify Purchaser pursuant to Section 12.1 and Section 12.2, such that BHP Billiton Canada shall have no obligation to indemnify Purchaser unless and until the amount of any Loss to be indemnified exceeds the aggregate amount of such refunds (and then only in respect of such excess). For greater certainty, if BCDC or BHP Billiton Canada receives a refund of any royalties paid under the Territorial Lands Act in respect of a period prior to the Effective Date and such refund is set-off against royalties payable by BCDC or BHP Billiton Canada under the Territorial Lands Act in respect of a period prior to the Effective Date, BHP Billiton Canada shall not be required to indemnify Purchaser for the amount of the royalties payable that have been set-off by the refund.

(g) If BCDC or BBDNV receives a refund of any Taxes paid in respect of a period prior to the Effective Date (other than any royalties paid under the Territorial Lands Act) and such refund is not set-off against Taxes payable by BCDC or BBDNV in respect of a period prior to the Effective Date (for which Purchaser would be entitled to be indemnified pursuant to Section 12.2), the aggregate amount of such refunds shall be applied to reduce any obligation of BHP Billiton Canada to indemnify Purchaser pursuant to Section 12.1 and Section 12.2, such that BHP Billiton Canada shall have no obligation to indemnify Purchaser unless and until the amount of any Loss to be indemnified exceeds the aggregate amount of such refunds (and then only in respect of such excess).

12.6	Notice of Claim

(a) In the event that a party (the "Indemnified Party") shall become aware of any Proceeding or other matter (a "Claim") in respect of which another party (the "Indemnifying Party") agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also specify with reasonable particularity, to the extent that the information is available, the factual basis for the Claim and the amount of the Claim.

(b) If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give such notice on a timely basis.

12.7	Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 45 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 45-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Claim, failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or shall be determined by a court of competent jurisdiction.

12.8	Third Party Claims

(a) The Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of any Third Party Claim and if the Indemnifying Party assumes control, it shall reimburse the Indemnified Party for all of the Indemnified Party's out-of-pocket expenses prior to the time the Indemnifying Party assumed control. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences).

(b) If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to incur losses or make a payment to any person (a "Third Party") with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may incur such Losses or make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under such Third Party Claim, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after the receipt of the difference from the Third Party, pay the amount of such difference, together with any interest thereon paid by the Third Party to the Indemnified Party, to the Indemnifying Party. In addition, the Indemnifying Party shall post all security required by any court, regulatory body or other authority having jurisdiction, including without limitation, for purposes of enabling the Indemnifying Party to contest any Third Party Claim.

(c) If the Indemnifying Party fails to assume control of the defence of any Third Party Claim or breaches in any material respect its obligations under this Section 12.8 with respect thereto or having elected to assume control of the defence of any Third Party Claim, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall have the exclusive right to contest the amount claimed and may settle and pay the same on 14 days' prior written notice to the Indemnifying Party and the Indemnifying Party shall, thereupon, be deemed to have agreed that such settlement is reasonable and may be agreed to by the Indemnified Party and all other persons liable in respect of the Third Party Claim unless within such 14-day period the Indemnifying Party notifies the Indemnified Party that it is assuming or reassuming control of such defence and thereafter assumes or reassumes such control and does not default.

(d) The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

12.9	Tax Claims

For the purpose of this Article 12, a "Third Party Claim" shall include any audit, appeal or other proceeding or review in respect of any Taxes that could directly or indirectly result in indemnification under this Agreement. Notwithstanding Section 12.8, and except as covered by Section 8.9, BHP Billiton Canada shall have the exclusive right to defend any Third Party Claim in respect of Taxes and to settle any such Third Party Claim.

12.10	Environmental Liability Claims

Notwithstanding any provision of this Article 12, in respect of any Claim in respect of an Environmental Liability:

(a)	BHP Billiton Canada shall have the exclusive right to defend any Third Party Claim in respect of an Environmental Liability and settle any such Third Party Claim; and

(b)

BHP Billiton Canada shall have the right to control all work or activities that are required to be taken to remedy any Environmental Liability for which it is required to indemnify Purchaser, provided that prior to authorizing any such work or activities it shall consult with Purchaser and, to the extent reasonable, take into account the requests of Purchaser in respect of the work or activities.

12.11	Exclusivity

The provisions of this Article 12 shall apply to any Claim (other than a claim for specific performance or injunctive relief) for breach of any covenant, representation, warranty or other provision of this Agreement or any agreement, certificate or other document delivered pursuant hereto, so that all such Claims shall be subject to the limitations and other provisions contained in this Article 12. No party may make any claim for damages in respect of this Agreement or any agreement, certificate or other document delivered pursuant hereto, or in respect of any breach or termination thereof, against any other party except by making a Claim pursuant to and in accordance with this Article 12. For greater certainty, the provisions of this Article 12 shall not otherwise limit the provisions of Section 8.9 to the extent those provisions apply with respect to control over Tax Proceedings.

ARTICLE 13
TERMINATION

13.1		Termination

This Agreement may be terminated at any time prior to the Closing Date:

	(a)	by mutual written agreement of the BHP Billiton Parties and Purchaser;

	(b)	by any of the BHP Billiton Parties or Purchaser, if:

(i)

the Closing Date has not occurred on or prior to the Outside Date, other than as a result of a breach by the party seeking to terminate this Agreement of any covenant or obligation under this Agreement or as a result of any representation or warranty of such party in this Agreement being untrue or incorrect;

(ii)

after the date hereof, there shall be enacted or made any applicable Law, or a Governmental Authority shall have issued any Order (which Order is final and non-appealable, unless such Order has been withdrawn, reversed or otherwise made inapplicable), permanently restraining or enjoining or otherwise prohibiting the Transaction; or

(iii) any of the Core Zone JV Parties or their Affiliates validly exercises their JV Pre-Emptive Rights;

(c)	by either of the BHP Billiton Parties by written notice to Purchaser, if:

(i)

any of the conditions in Section 10.1 or Section 10.2 has not been satisfied or waived by the Outside Date or is incapable of satisfaction by the Outside Date, provided that the BHP Billiton Parties are not then in breach of this Agreement so as to cause any of the conditions in Section 10.1, Section 10.2 or Section 10.3 not to be satisfied;

(ii)

any representation or warranty of Purchaser contained herein is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 10.2(b) would be incapable of satisfaction, or Purchaser is in default in any material respect of any of its covenants or obligations herein such that the condition in Section 10.2(c) would be incapable of satisfaction; or

(iii)

any Proceeding is commenced or threatened which seeks to restrain, enjoin or otherwise prohibit completion of the Transaction, or alleges that the Transaction or any part thereof would breach the Core Zone JVA;

(d)	by Purchaser by written notice to the BHP Billiton Parties, if:

(i)	any of the conditions in Section 10.1 or Section 10.3 has not been satisfied or waived by the Outside Date or is incapable of satisfaction by the Outside Date, provided that Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 10.1, Section 10.2 or Section 10.3 not to be satisfied; or

(ii)	a Material Adverse Change shall have occurred since the date hereof such that the condition contained in Section 10.3(a) or Section 10.3(b)would be incapable of satisfaction or either of the BHP Billiton Parties is in default in any material respect of any of its covenants or obligations herein such that the condition in Section 10.3(c) would be incapable of satisfaction.

13.2	Effect of Termination

(a) Notwithstanding the termination of this Agreement by either of the BHP Billiton Parties pursuant to Section 13.1(b) (other than Section 13.1(b)(iii)), Section 13.1(c)(i) or Section 13.1(c)(ii), any BHP Billiton Party may bring an action against Purchaser for damages suffered by such BHP Billiton Party where the event giving rise to the right of termination is a result of a breach of covenant, representation or warranty by Purchaser.

(b) Subject to Section 13.3, notwithstanding the termination of this Agreement by Purchaser pursuant to Section 13.1(b) (other than Section 13.1(b)(iii)), Section 13.1(d)(i) or Section 13.1(d)(ii), Purchaser may bring an action against any BHP Billiton Party for damages suffered by Purchaser where the event giving rise to the right of termination is a result of a breach of covenant, representation or warranty by such BHP Billiton Party.

13.3	Termination Payment

(a) In the event this Agreement is terminated by the BHP Billiton Parties or the Purchaser pursuant to Section 13.1(b)(iii) or by the BHP Billiton Parties pursuant to Section 13.1(c)(iii), the BHP Billiton Parties shall promptly, but in no event later than five (5) Business Days following the termination of this Agreement, pay to Purchaser $30,000,000 as liquidated damages for the termination of Purchaser's rights under this Agreement.

(b) Any payment pursuant to this Section 13.3, shall be paid by the BHP Billiton Parties to Purchaser by wire transfer in immediately available funds to an account specified by Purchaser.

(c) Notwithstanding any other provision of this Agreement, the parties agree that from and after any termination of this Agreement pursuant to Section 13.1(b)(iii) or Section 13.1(c)(iii), receipt of the applicable payment pursuant to this Section 13.3 shall be Purchaser's sole and exclusive remedy in respect of the matters giving rise to such payment and Purchaser hereby waives and shall have no claims against the BHP Billiton Parties whether for breach of any representation, warranty or covenant or any other matter. Notwithstanding any other provision of this Agreement, following receipt of such payment the BHP Billiton Parties shall be released and discharged from all liabilities and obligations howsoever arising under or in respect of this Agreement.

13.4	Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated (whether by a party or automatically or otherwise), the provisions of Sections 10.1, 10.2, 10.3 and 13.2 and Article 12 (subject to any time limitations referred to therein) shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof.

13.5	Remedies

Purchaser and the BHP Billiton Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, Purchaser and the BHP Billiton Parties agree that, in the event of any breach or threatened breach of this Agreement by one of Purchaser or the BHP Billiton Parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

ARTICLE 14
MISCELLANEOUS

14.1	Notices

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or by email or similar means of recorded electronic communication or sent by registered mail or courier, charges prepaid, addressed as follows:

(i)	if to BHP Peru or BHP Billiton Canada:

130-3rd Ave. South,
Saskatoon, SK
S7K 1L3

Attention: Neil Beaumont, VP Finance
Fax No.: +1.888.867.1519

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
44th Floor, 1 First Canadian Place
Toronto, Ontario M5X 1B1

Attention: William Ainley and Melanie Shishler
Fax No.: +1.416.863.0871

(ii)	if to Purchaser or Parent:

P.O. Box 4569
Station A
Toronto, Ontario
M5W 4T9

Attention: Lyle R. Hepburn
Fax No.: +1.416.362.2230

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
44th Floor, Scotia Plaza
Toronto, Ontario M5H 3Y4

Attention: Mark F. Wheeler
Fax No.: +1.416.361.7376

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if sent by prepaid overnight courier, on the Business Day following the date of sending or, if mailed, on the third Business Day following the date of mailing.

(c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 14.1.

14.2	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

14.3	Assignment

(a) Unless otherwise provided herein, no party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other parties.

(b) Notwithstanding Section 14.3(a), Purchaser may prior to Closing assign all of its rights, benefits, duties and obligations under this Agreement in whole to any Affiliate whereupon the assignee shall be liable for all of the obligations of Purchaser under this Agreement, provided that:

(i)

prior to any such assignment, Purchaser provides evidence that is satisfactory to the BHP Billiton Parties, acting reasonably, confirming that the assignee (A) can give the representations and warranties set out in Article 6 as if such representations and warranties were provided by the assignee as of the date of the assignment of the Agreement and (B) will, following the completion of the assignment, comply with the covenant of Purchaser contained in Section 9.6;

(ii)

prior to any such assignment, Purchaser provides evidence that is satisfactory to the BHP Billiton Parties, acting reasonably, confirming that the assignee has sufficient financial and other capacity and qualifications such that the assignment will not impact the ability of BHP Billiton Canada and BCDC to complete the Reorganization and in particular, for BHP Billiton Canada to assign the Environmental Agreement and the IBAs to BCDC and that such assignment will not otherwise adversely impact the transactions contemplated by this Agreement, including the timing thereof; and

(iii)

contemporaneously with any such assignment, Purchaser causes Parent to deliver to the BHP Billiton Parties a confirmation in a form satisfactory to the BHP Billiton Parties, acting reasonably, that Parent's guarantee in Section 9.7 applies to the obligations of the assignee in the same manner as to the obligations of Purchaser.

(c) Following the assignment by Purchaser of all of its rights, benefits, duties and obligations under this Agreement to an Affiliate in accordance with Section 14.3(b), all references in this Agreement to Purchaser shall be to such Affiliate.

14.4	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and, where the context so permits, their respective successors and permitted assigns.

14.5	Expenses

Each party shall pay its own costs and expenses incurred in connection with the negotiations, preparation and performance of this Agreement and the agreements and transactions contemplated hereby and thereby, including the fees and expenses of legal counsel, financial advisors, accountants and other professional advisors; provided that all fees payable to Governmental Authorities to obtain the Regulatory Approvals shall be paid by Purchaser and Purchaser shall reimburse the BHP Billiton Parties for any fees paid by them to a Governmental Authority to obtain the Regulatory Approvals.

14.6	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall together constitute one and the same original document.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date first above written.

BHP BILLITON CANADA INC.

by ______________________
Name: Neil Beaumont
Title: Director

BHP PERU HOLDINGS INC.

by ______________________
Name: Neil Beaumont
Title: Director

HARRY WINSTON DIAMOND MINES LTD.

by ______________________
Name:
Title:

HARRY WINSTON DIAMOND CORPORATION

by ______________________
Name:
Title:

Signature Page – Core Zone Share Purchase Agreement

IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date first above written.

BHP BILLITON CANADA INC.

by ______________________________

Name:

Title:

BHP PERU HOLDINGS INC.

by ______________________________

Name:

Title:

HARRY WINSTON DIAMOND MINES LTD.

by ______________________________

Name: Robert A. Gannicott

Title: President

HARRY WINSTON DIAMOND CORPORATION

by ______________________________

Name: Robert A. Gannicott

Title: Chairman and Chief Executive Officer

Signature Page – Core Zone Share Purchase Agreement

SCHEDULE A
Effective Period Notional Taxes

1) BHP BILLITON CANADA INCOME TAX PAYMENT

Calculation of the EKATI Joint Ventures’ taxable income for the portion of the Effective Period prior to the Reorganization Closing Time (“the Relevant Period”) shall be made on the following basis:

(a)

net income (loss) of the EKATI Joint Ventures per financial statements prepared in accordance with International Financial Reporting Standards in Canadian Dollars for the Relevant Period shall be adjusted for the items that follow to arrive at the best estimate of taxable income for the Relevant Period pursuant to provisions of the Tax Act and the Income Tax Regulations (Canada):

Additions:

Provision for current and deferred income and NWT royalties for financial statement purposes
Interest and penalties on taxes
Depreciation and amortization (per financial statements) – Property, Machinery and Equipment
Depreciation and amortization (per financial statements) - Reclamation and rehabilitation
Depreciation and amortization (per financial statements) - Mineral rights
Depreciation and amortization (per financial statements) - Deferred Stripping
Downward adjustments to assets for financial statement purposes not deductible for income tax purposes
Non-deductible portion of loss on disposal of assets as calculated for financial statement purposes
Resource expenditures calculated for financial statement purposes
Non-deductible meals and entertainment expenses
Realized and Unrealized foreign exchange loss on account of capital
General Inventory Reserve – balance at the end of the Relevant Period

Deductions:

Non-taxable portion of gain on disposal of assets per financial statements
Terminal loss
Cumulative eligible capital deduction under paragraph 20(1)(b) in respect of capital costs incurred in the Relevant Period
General Inventory Reserve – balance at the beginning of the Relevant Period
Bad and doubtful debts for the Relevant Period deductible for tax purposes not recorded for financial statement purposes
Fees paid to third parties deductible under subsection 20(1)
Upward adjustments to assets for financial statement purposes not included for income tax purposes
Operating costs capitalized for financial statement purposes
Other income from financial statements not taxable for income tax purposes
NWT royalties incurred for the Relevant Period
Realized and Unrealized foreign exchange gain on account of capital
Deferred stripping costs incurred in the Relevant Period deductible for tax purposes
Deductible portion of Canadian development expenses incurred during the Relevant Period
Canadian exploration expenses incurred during the Relevant Period
Gain on debt forgiveness included in financial statements

(b)

All amounts in computing taxable income shall be determined pursuant to the principles in the Tax Act, the Regulations made thereunder, and all proposed amendments to the Tax Act and to the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date of the agreement to which this document is Schedule A.

(c)

The parties acknowledge that deductions and reserves for the Relevant Period shall be claimed at the maximum allowable amount. For clarity, taxable income in this Schedule A cannot be a negative amount (loss).

(d)

The parties acknowledge that the EKATI Joint Ventures’ taxable income shall exclude all income, gains and losses related to the Reorganization or the settlement of debt, including any foreign exchange gain or loss thereon from transactions outside the ordinary course of business (including in the course of the Reorganization).

(e)

The calculation of EKATI Joint Ventures’ net income (loss) per financial statements and taxable income for the Relevant Period shall be provided by representatives of BHP Billiton Canada and approved by the Purchaser. For further clarity, Section 3.5 (Disputes) in the agreement to which this document is Schedule A applies to the determination of amounts in this Schedule A.

2) NWT ROYALTY PAYMENT

Calculation of the value of output from the EKATI Joint Ventures for the Relevant Period shall be made as follows:

(a)	Calculate the Value of Output of Mine for the Relevant Period in accordance with the Northwest Territories and Nunavut Mining Regulations (C.R.C., c. 1516) (the “Regulations”) as follows:

A1: Proceeds from the sales, during the Relevant Period, of minerals or processed minerals produced from the mine to persons not related to the operator

A2: Market value of any minerals or processed minerals produced from the mine that were sold or transferred to a person related to the operator during the Relevant Period or that have been cut or polished before their sale or transfer during the Relevant Period

A3: Market value of any precious stones that have been cut or polished before their sale or transfer during the Relevant Period

B: Market value of any inventories of minerals and processed minerals produced from the mine, as at the end of the Relevant Period

C: Market value of any inventories of minerals and processed minerals from the mine, as at the beginning of the Relevant Period

D: The lesser of (i) payments received during the Relevant Period related to a cost that has been claimed as a deduction or allowance and (ii) the cost related to payment above

E: Any excess amount for the Relevant Period referred to in paragraph 65.1(5)(b) of the Regulations

F: Amounts withdrawn during the Relevant Period from a mining reclamation trust established in respect of lands referred to in Section 3 of the Regulations, up to a maximum of the total of the amounts contributed to the trust

G: Any proceeds received during the Relevant Period from insurance on minerals or processed minerals produced from the mine

H: Amounts of any grants or loans in respect of the mine that were made to the operator, in respect of the mine that are forgiven, by the federal government during the Relevant Period

I: Total of deductions and allowances claimed under subsection 65.1(1) of the Regulations, including

  The costs, incurred during the Relevant Period, of sorting, valuing, marketing and selling the minerals or processed minerals produced from the mine

  The costs, incurred during the Relevant Period, of insurance, storage, handling, and transportation to the processing plant or market, in respect of minerals or processed minerals produced from the mine

  The costs, incurred during the Relevant Period, of mining and processing minerals or processed minerals from the mine

  The costs, incurred during the Relevant Period, of repair, maintenance or reclamation at the mine

  The consideration paid by a member of a joint venture for minerals or processed minerals diverted from another member of the joint venture, when each member is delivering a separate mining royalty return in accordance with section 67.1 of the Regulations

  General and indirect costs incurred during the Relevant Period for property, employees or operations at the mine that are not otherwise allocated to operating costs

  Exploration Costs during the Relevant Period described in paragraph 65.1(1)(f) of the Regulations

  Depreciation allowance described in paragraph 65.1(1)(g) of the Regulations

  Development allowance described in paragraph 65.1(1)(h) of the Regulations

  Mining reclamation trust contribution allowance described in paragraph 65.1(1)(i) of the Regulations

  Processing allowance for the Relevant Period described in paragraph 65.1(1)(j) of the Regulations

  Costs during the Relevant Period with respect to minerals or processed minerals from the mine processed at another mine or at any facilities located outside the Territories as per 65.1(1)(k) of the Regulations

J: The amount by which the sum of the amounts referred to in paragraph 65.1(8)(d) and (8.1)(e) of the Regulations at the end of the Relevant Period exceed the undeducted balance of the depreciable assets eligible for a depreciation allowance at the end of the Relevant Period, and, the amount by which the sum of the amounts referred to in paragraph 65.1(8.1)(c) and (d) of the Regulations at the end of the Relevant Period exceeds the undeducted balance of the development allowance at the end of the Relevant Period.

THE VALUE OF OUTPUT OF MINE = A1 + A2 + A3 + B – C + D + E + F + G + H – I + J

(b)	All the discretionary deductions shall be calculated at the maximum allowable amount. For clarity, the Value of Output of Mine cannot be a negative number.

(c)

The calculation of the EKATI Joint Ventures’ net income (loss) per financial statements and the Value of Output of Mine for the Relevant Period shall be provided by representatives of BHP Billiton Canada and approved by the Purchaser.

(d)

The calculation of the Value of Output of Mine shall be provided in two forms: as a Mining Royalty Return and as a reconciliation to the EKATI Joint Ventures’ financial statements for the Relevant Period. For clarity, Section 3.5 (Disputes) in the agreement to which this document is Schedule A applies to the determination of amounts in this Schedule A.

(e)	For clarity, the NWT Royalty Payment is intended to be equal to the lesser of:

	i.	13% of BHP Billiton Canada’s 51% share of the Value of Output (as calculated above) during the Relevant Period; and

	ii.	the total amount calculated in accordance with the following table in respect of BHP Billiton Canada’s 51% share of the Value of Output (as calculated above) during the Relevant Period.

TABLE
	Column I	Column II

Item	Value of output ($)	Royalty payable on that portion of the value
1.	10,000 or less	0
2.	in excess of 10,000 but not exceeding 5 million	5%
3.	in excess of 5 million but not exceeding 10 million	6%
4.	in excess of 10 million but not exceeding 15 million	7%
5.	in excess of 15 million but not exceeding 20 million	8%
6.	in excess of 20 million but not exceeding 25 million	9%
7.	in excess of 25 million but not exceeding 30 million	10%
8.	in excess of 30 million but not exceeding 35 million	11%
9.	in excess of 35 million but not exceeding 40 million	12%
10.	in excess of 40 million but not exceeding 45 million	13%
11.	in excess of 45 million	14%

Schedule B – BUFFER ZONE LEASES

(See attached.)

Buffer Zone Mining Leases - April 2012 Page 1 of 3

	Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares
1	4287	ED9	2001 Nov 16	2022 Nov 16	2,561.5	1,036.6
2	4288	ED10	2001 Nov 16	2022 Nov 16	2,532.5	1,024.8
3	4281	ED11	2001 Nov 16	2022 Nov 16	2,634.2	1,066.0
4	4282	ED12	2001 Nov 16	2022 Nov 16	2,494.3	1,009.4
5	4533	ED39	2001 Nov 16	2022 Nov 16	1,518.9	614.7
6	4289	ED40	2001 Nov 16	2022 Nov 16	1,591.9	644.2
7	4290	ED41	2001 Nov 16	2022 Nov 16	1,682.1	680.7
8	4273	ED42	2001 Nov 16	2022 Nov 16	1,657.2	670.6
9	4366	ED13	2001 Nov 16	2022 Nov 16	2,510.8	1,016.1
10	3991	GO10	2001 Nov 01	2022 Nov 01	2,525.3	1,021.9
11	3992	GO11	2001 Nov 01	2022 Nov 01	2,560.1	1,036.0
12	3993	GO12	2001 Nov 01	2022 Nov 01	2,571.8	1,040.8
13	4041	GO7	2001 Nov 01	2022 Nov 01	2,518.9	1,019.3
14	4042	GO8	2001 Nov 01	2022 Nov 01	2,484.0	1,005.2
15	4043	GO9	2001 Nov 01	2022 Nov 01	2,659.8	1,076.4
16	3983	GO4	2001 Jul 27	2022 Jul 27	2,604.5	1,054.0
17	3984	GO5	2001 Jul 27	2022 Jul 27	2,501.0	1,012.1
18	3985	GO6	2001 Nov 01	2022 Nov 01	2,574.4	1,041.8
19	4034	GO30	2001 Nov 01	2022 Nov 01	2,418.0	978.5
20	4033	GO24	2001 Nov 01	2022 Nov 01	2,359.3	954.8
21	4031	GO23	2001 Jul 27	2022 Jul 27	2,464.2	997.2
22	4032	GO22	2001 Nov 01	2022 Nov 01	2,500.0	1,011.7
23	4360	GO21	2001 Nov 16	2022 Nov 16	2,586.0	1,046.5
24	4359	GO20	2001 Nov 16	2022 Nov 16	2,484.8	1,005.6
25	4358	GO19	2001 Nov 16	2022 Nov 16	2,380.7	963.4
26	4356	GO1	2001 Nov 16	2022 Nov 16	2,659.9	1,076.4
27	4357	GO2	2001 Nov 16	2022 Nov 16	2,502.6	1,012.7
28	4380	GO3	2001 Nov 16	2022 Nov 16	2,464.6	997.4
29	4020	AM77	2001 Nov 01	2022 Nov 01	905.1	366.3
30	4021	AM65	2001 Nov 01	2022 Nov 01	2,561.8	1,036.7
31	4015	AM64	2001 Nov 01	2022 Nov 01	1,788.2	723.7
32	4024	GO29	2001 Nov 01	2022 Nov 01	1,589.5	643.3
33	4023	GO28	2001 Nov 01	2022 Nov 01	1,556.1	629.7
34	4022	GO27	2001 Nov 01	2022 Nov 01	1,643.9	665.3
35	4355	GO26	2001 Nov 16	2022 Nov 16	1,657.2	670.6
36	4354	GO25	2001 Nov 16	2022 Nov 16	1,630.9	660.0
37	4351	GO16	2001 Nov 16	2022 Nov 16	1,662.8	672.9
38	4352	GO17	2001 Nov 16	2022 Nov 16	1,711.9	692.8
39	4353	GO18	2001 Nov 16	2022 Nov 16	1,601.4	648.1
40	4003	AM59	2001 Nov 01	2022 Nov 01	2,521.7	1,020.5
41	4011	AM60	2001 Nov 01	2022 Nov 01	2,617.7	1,059.4
42	4012	AM61	2001 Nov 01	2022 Nov 01	2,475.4	1,001.7
43	4013	AM62	2001 Nov 01	2022 Nov 01	2,489.8	1,007.6
44	4014	AM63	2001 Nov 01	2022 Nov 01	2,540.0	1,027.9
45	4035	GO31	2001 Nov 01	2022 Nov 01	2,439.7	987.3

Buffer Zone Mining Leases - April 2012 Page 2 of 3

	Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares
46	4010	AM72	2001 Nov 01	2022 Nov 01	1,218.7	493.2
47	4016	AM73	2001 Nov 01	2022 Nov 01	1,334.2	539.9
48	4017	AM74	2001 Nov 01	2022 Nov 01	1,260.2	510.0
49	4018	AM75	2001 Nov 01	2022 Nov 01	1,222.6	494.7
50	4019	AM76	2001 Nov 01	2022 Nov 01	1,331.8	539.0
51	4367	ED14	2001 Nov 16	2022 Nov 16	2,378.9	962.7
52	4368	ED15	2001 Nov 16	2022 Nov 16	2,609.3	1,056.0
53	4369	ED16	2001 Nov 16	2022 Nov 16	2,310.0	934.8
54	4370	ED17	2001 Nov 16	2022 Nov 16	2,773.7	1,122.5
55	4274	ED43	2001 Nov 16	2022 Nov 16	1,809.3	732.2
56	4275	ED44	2001 Nov 16	2022 Nov 16	1,512.4	612.0
57	4276	ED45	2001 Nov 16	2022 Nov 16	1,647.8	666.8
58	4277	ED46	2001 Nov 16	2022 Nov 16	1,457.7	589.9
59	4371	ED18	2001 Nov 16	2022 Nov 16	2,785.8	1,127.4
60	4372	ED19	2001 Nov 16	2022 Nov 16	2,330.3	943.0
61	3510	ED 20	1996 Apr 10	2017 Apr 10	2,653.1	1,073.7
62	3511	ED 21	1996 Apr 10	2017 Apr 10	2,402.6	972.3
63	3512	ED 22	1996 Apr 10	2017 Apr 10	2,698.7	1,092.1
64	4361	ED47	2001 Nov 16	2022 Nov 16	1,939.3	784.8
65	4362	ED48	2001 Nov 16	2022 Nov 16	1,450.5	587.0
66	4363	ED49	2001 Nov 16	2022 Nov 16	1,642.8	664.8
67	4364	ED50	2001 Nov 16	2022 Nov 16	1,543.6	624.7
68	4365	ED51	2001 Nov 16	2022 Nov 16	1,554.0	628.9
69	3515	ED 23	1996 Apr 10	2017 Apr 10	1,560.2	631.4
70	3516	ED 24	1996 Apr 10	2017 Apr 10	1,566.1	633.8
71	3517	ED 25	1996 Apr 10	2017 Apr 10	1,100.3	445.3
72	3505	ED 26	1996 Apr 10	2017 Apr 10	2,497.3	1,010.6
73	3485	ED 52	1996 Apr 10	2017 Apr 10	2,485.5	1,005.9
74	3486	ED 53	1996 Apr 10	2017 Apr 10	2,524.5	1,021.6
75	3487	ED 54	1996 Apr 10	2017 Apr 10	1,459.4	590.6
76	4036	ED55	2001 Jul 27	2022 Jul 27	1,731.5	700.7
77	4029	ED56	2001 Jul 27	2022 Jul 27	2,365.2	957.2
78	4030	ED57	2001 Jul 27	2022 Jul 27	2,617.0	1,059.0
79	4028	ED58	2001 Jul 27	2022 Jul 27	2,064.8	835.6
80	4037	ED59	2001 Jul 27	2022 Jul 27	2,597.8	1,051.3
81	3977	ED27	2001 Nov 01	2022 Nov 01	2,558.2	1,035.3
82	3979	ED28	2001 Jul 27	2022 Jul 27	2,414.3	977.0
83	3978	ED29	2001 Nov 01	2022 Nov 01	1,749.9	708.2
84	4038	ED60	2001 Jul 27	2022 Jul 27	2,841.2	1,149.8
85	4039	ED61	2001 Jul 27	2022 Jul 27	2,634.0	1,066.0
86	4040	ED65	2001 Nov 01	2022 Nov 01	450.3	182.2
87	3506	ED 66	1996 Apr 10	2017 Apr 10	1,262.9	511.1
88	3975	ED67	2001 Jul 27	2022 Jul 27	2,200.8	890.6
89	3941	ED68	2001 Jul 27	2022 Jul 27	1,947.4	788.1
90	3990	ED63	2001 Jul 27	2022 Jul 27	1,607.5	650.5

Buffer Zone Mining Leases - April 2012 Page 3 of 3

	Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares
91	3989	ED62	2001 Jul 27	2022 Jul 27	1,497.2	605.9
92	3943	ED64	2001 Jul 27	2022 Jul 27	1,639.4	663.4
93	3503	ED 69	1996 Apr 10	2017 Apr 10	1,045.2	423.0
94	3504	ED 70	1996 Apr 10	2017 Apr 10	1,677.8	679.0
95	3976	ED71	2001 Jul 27	2022 Jul 27	2,238.6	905.9
96	3942	ED72	2001 Jul 27	2022 Jul 27	981.5	397.2
97	3980	ED73	2001 Nov 01	2022 Nov 01	2,442.3	988.4
98	3981	ED74	2001 Jul 27	2022 Jul 27	2,646.0	1,070.8
99	3982	ED75	2001 Jul 27	2022 Jul 27	2,372.7	960.2
100	3986	ED76	2001 Jul 27	2022 Jul 27	1,995.9	807.7
101	3987	ED77	2001 Jul 27	2022 Jul 27	2,031.7	822.2
102	3988	ED78	2001 Jul 27	2022 Jul 27	2,045.2	827.7
103	4025	GO13	2001 Nov 01	2022 Nov 01	2,350.0	951.0
104	4026	GO14	2001 Nov 01	2022 Nov 01	2,611.9	1,057.0
105	4027	GO15	2001 Nov 01	2022 Nov 01	2,611.2	1,056.7
106	4532	ED38	2001 Nov 16	2022 Nov 16	1,612.5	652.5

TOTAL	106 Mining Leases in Buffer Zone	220,298.4 acres	89,151.6 hectares

Schedule C – CORE ZONE LEASES

(See attached.)

Core Zone Mining Leases - April 2012

Page 1 of 4

	Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares
1	3913	M8	2000 Jun 02	2021 Jun 02	2,328.2	942.2
2	3914	M9	2000 Jun 02	2021 Jun 02	2,508.6	1,015.2
3	3935	D8	2000 Jun 02	2021 Jun 02	2,651.6	1,073.1
4	3936	D9	2000 Jun 02	2021 Jun 02	2,431.3	983.9
5	3915	M10	2000 Jun 02	2021 Jun 02	2,384.5	965.0
6	3916	M11	2000 Jun 02	2021 Jun 02	2,481.1	1,004.1
7	3937	D10	2000 Jun 02	2021 Jun 02	2,305.9	933.2
8	3938	D11	2000 Jun 02	2021 Jun 02	2,552.0	1,032.8
9	3939	D12	2000 Jun 02	2021 Jun 02	2,499.7	1,011.6
10	3920	F12	2000 Jun 02	2021 Jun 02	2,464.4	997.3
11	3917	M12	2000 Jun 02	2021 Jun 02	2,486.9	1,006.4
12	3921	F13	2000 Jun 02	2021 Jun 02	2,427.8	982.5
13	3918	M13	2000 Jun 02	2021 Jun 02	2,298.1	930.0
14	3922	F14	2000 Jun 02	2021 Jun 02	2,360.2	955.1
15	3857	M14	1999 Nov 17	2020 Nov 17	2,528.3	1,023.2
16	3876	D14	1999 Nov 17	2020 Nov 17	2,396.6	969.9
17	3940	D13	2000 Jun 02	2021 Jun 02	2,312.9	936.0
18	3962	W101	2000 Jun 02	2021 Jun 02	2,536.8	1,026.6
19	3961	W1	2000 Jun 02	2021 Jun 02	2,665.2	1,078.6
20	3831	W 2	1999 Nov 17	2020 Nov 17	2,559.2	1,035.7
21	3908	D3	2000 Jun 02	2021 Jun 02	2,620.0	1,060.3
22	3956	D1	2000 Jun 02	2021 Jun 02	2,596.3	1,050.7
23	3957	D2	2000 Jun 02	2021 Jun 02	2,577.6	1,043.1
24	3966	M101	2000 Jun 02	2021 Jun 02	2,732.0	1,105.6
25	3967	M2	2000 Jun 02	2021 Jun 02	2,658.1	1,075.7
26	3968	M3	2000 Jun 02	2021 Jun 02	2,456.1	993.9
27	3909	D4	2000 Jun 02	2021 Jun 02	2,496.7	1,010.4
28	3910	D5	2000 Jun 02	2021 Jun 02	2,494.2	1,009.4
29	3970	M6	2000 Jun 02	2021 Jun 02	2,487.3	1,006.6
30	3971	M7	2000 Jun 02	2021 Jun 02	2,473.9	1,001.2
31	3911	D6	2000 Jun 02	2021 Jun 02	2,484.3	1,005.4
32	3912	D7	2000 Jun 02	2021 Jun 02	2,288.1	926.0
33	3822	T 2	1999 Nov 17	2020 Nov 17	2,584.3	1,045.8
34	3960	T3	2000 Jun 02	2021 Jun 02	2,384.3	964.9
35	3952	C101	2000 Jun 02	2021 Jun 02	2,569.6	1,039.9
36	3951	C1	2000 Jun 02	2021 Jun 02	2,654.9	1,074.4
37	3932	C2	2000 Jun 02	2021 Jun 02	2,646.0	1,070.8
38	3905	T4	2000 Jun 02	2021 Jun 02	2,530.7	1,024.1
39	3823	T 5	1999 Nov 17	2020 Nov 17	2,362.7	956.2
40	3945	T6	2000 Jun 02	2021 Jun 02	2,579.4	1,043.8
41	3946	T7	2000 Jun 02	2021 Jun 02	2,485.7	1,005.9
42	3820	A 3	1999 Nov 17	2020 Nov 17	2,391.9	968.0
43	3821	A 4	1999 Nov 17	2020 Nov 17	2,609.2	1,055.9
44	3898	A5	2000 Jun 02	2021 Jun 02	2,340.0	947.0
45	3899	A6	2000 Jun 02	2021 Jun 02	2,508.1	1,015.0

Core Zone Mining Leases - April 2012 Page 2 of 4

	Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares
46	3900	A7	2000 Jun 02	2021 Jun 02	2,464.1	997.2
47	3806	C 3	1999 Nov 05	2020 Nov 05	2,495.3	1,009.8
48	3901	C4	2000 Jun 02	2021 Jun 02	2,554.2	1,033.7
49	3902	C5	2000 Jun 02	2021 Jun 02	2,496.0	1,010.1
50	3903	C6	2000 Jun 02	2021 Jun 02	2,390.7	967.5
51	3904	C7	2000 Jun 02	2021 Jun 02	2,498.9	1,011.3
52	3473	B 13	1996 Apr 10	2017 Apr 10	2,597.4	1,051.1
53	3474	B 14	1996 Apr 10	2017 Apr 10	2,369.7	959.0
54	3814	A 8	1999 Nov 17	2020 Nov 17	2,305.9	933.2
55	3815	A 9	1999 Nov 17	2020 Nov 17	2,510.5	1,015.9
56	3816	A 10	1999 Nov 17	2020 Nov 17	2,264.3	916.3
57	3817	A 11	1999 Nov 17	2020 Nov 17	2,557.1	1,034.8
58	3818	A 12	1999 Nov 17	2020 Nov 17	2,453.3	992.8
59	3479	A 13	1996 Apr 10	2017 Apr 10	2,377.1	962.0
60	3480	A 14	1996 Apr 10	2017 Apr 10	2,517.8	1,018.9
61	3488	T 13	1996 Apr 10	2017 Apr 10	2,544.8	1,029.8
62	3807	T 12	1999 Nov 17	2020 Nov 17	2,517.2	1,018.7
63	3489	T 14	1996 Apr 10	2017 Apr 10	2,523.2	1,021.1
64	3950	T11	2000 Jun 02	2021 Jun 02	2,376.4	961.7
65	3949	T10	2000 Jun 02	2021 Jun 02	2,494.3	1,009.4
66	3948	T9	2000 Jun 02	2021 Jun 02	2,406.6	973.9
67	3947	T8	2000 Jun 02	2021 Jun 02	2,633.0	1,065.5
68	3591	M 19	1997 Jun 26	2018 Jun 26	2,499.7	1,011.6
69	3848	D19	1999 Aug 16	2020 Aug 16	2,577.9	1,043.3
70	3965	M24	2000 Jun 02	2021 Jun 02	2,526.8	1,022.6
71	3969	M25	2000 Jun 02	2021 Jun 02	2,629.5	1,064.1
72	3954	D25	2000 Jun 02	2021 Jun 02	2,139.6	865.9
73	3955	W25	2000 Jun 02	2021 Jun 02	2,652.7	1,073.5
74	3849	D20	1999 Nov 05	2020 Nov 05	1,841.8	745.3
75	3850	D21	1999 Nov 05	2020 Nov 05	1,915.3	775.1
76	3851	D22	1999 Nov 05	2020 Nov 05	2,025.5	819.7
77	3852	D23	1999 Nov 05	2020 Nov 05	2,019.4	817.2
78	3853	D24	1999 Nov 05	2020 Nov 05	1,969.1	796.9
79	3825	W 19	1999 Nov 17	2020 Nov 17	2,457.7	994.6
80	3826	W 20	1999 Nov 17	2020 Nov 17	2,503.5	1,013.1
81	3827	W 21	1999 Nov 17	2020 Nov 17	2,369.7	959.0
82	3828	W 22	1999 Nov 17	2020 Nov 17	2,441.9	988.2
83	3829	W 23	1999 Nov 17	2020 Nov 17	2,450.0	991.5
84	3830	W 24	1999 Nov 17	2020 Nov 17	2,459.6	995.4
85	3854	F15	1999 Nov 05	2020 Nov 05	2,442.1	988.3
86	3855	F16	1999 Nov 05	2020 Nov 05	2,457.8	994.6
87	3856	F17	1999 Nov 05	2020 Nov 05	2,598.2	1,051.4
88	3877	D15	1999 Nov 17	2020 Nov 17	2,528.7	1,023.3
89	3592	D 16	1997 Jun 26	2018 Jun 26	2,379.6	963.0
90	3858	M15	1999 Nov 17	2020 Nov 17	2,482.6	1,004.7

Core Zone Mining Leases - April 2012 Page 3 of 4

	Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares
91	3859	M16	1999 Nov 17	2020 Nov 17	2,457.1	994.4
92	3589	M 17	1997 Jun 26	2018 Jun 26	2,424.3	981.1
93	3590	M 18	1997 Jun 26	2018 Jun 26	2,405.4	973.4
94	3490	T 15	1996 Apr 10	2017 Apr 10	2,419.2	979.0
95	3475	B 15	1996 Apr 10	2017 Apr 10	2,420.8	979.7
96	3476	B 16	1996 Apr 10	2017 Apr 10	2,473.6	1,001.0
97	3477	B 17	1996 Apr 10	2017 Apr 10	2,600.6	1,052.4
98	3481	A 15	1996 Apr 10	2017 Apr 10	2,417.7	978.4
99	3482	A 16	1996 Apr 10	2017 Apr 10	2,462.0	996.3
100	3483	A 17	1996 Apr 10	2017 Apr 10	2,417.9	978.5
101	3484	A 18	1996 Apr 10	2017 Apr 10	2,474.0	1,001.2
102	3493	T 18	1996 Apr 10	2017 Apr 10	2,607.2	1,055.1
103	3478	B 18	1996 Apr 10	2017 Apr 10	2,342.5	948.0
104	3491	T 16	1996 Apr 10	2017 Apr 10	2,544.4	1,029.7
105	3492	T 17	1996 Apr 10	2017 Apr 10	2,420.7	979.6
106	3864	A19	1999 Nov 17	2020 Nov 17	2,371.1	959.5
107	3865	A20	1999 Nov 17	2020 Nov 17	2,646.0	1,070.8
108	3866	A21	1999 Nov 17	2020 Nov 17	2,422.3	980.3
109	3867	A22	1999 Nov 17	2020 Nov 17	2,458.7	995.0
110	3868	A23	1999 Nov 17	2020 Nov 17	2,535.1	1,025.9
111	3869	A24	1999 Nov 17	2020 Nov 17	2,353.5	952.4
112	3499	B 22	1996 Apr 10	2017 Apr 10	2,303.5	932.2
113	3496	B 19	1996 Apr 10	2017 Apr 10	2,494.0	1,009.3
114	3497	B 20	1996 Apr 10	2017 Apr 10	2,510.9	1,016.1
115	3498	B 21	1996 Apr 10	2017 Apr 10	2,593.4	1,049.5
116	3500	B 23	1996 Apr 10	2017 Apr 10	2,359.4	954.8
117	3501	B 24	1996 Apr 10	2017 Apr 10	2,509.7	1,015.6
118	3502	B 25	1996 Apr 10	2017 Apr 10	2,504.1	1,013.4
119	3906	A25	2000 Jun 02	2021 Jun 02	2,542.8	1,029.0
120	3907	T25	2000 Jun 02	2021 Jun 02	2,435.8	985.7
121	3513	E 24	1996 Apr 10	2017 Apr 10	2,411.7	976.0
122	3514	E 25	1996 Apr 10	2017 Apr 10	2,537.7	1,027.0
123	3509	E 28	1996 Apr 10	2017 Apr 10	2,360.7	955.3
124	3959	E29	2000 Jun 02	2021 Jun 02	2,476.0	1,002.0
125	3508	E 27	1996 Apr 10	2017 Apr 10	803.1	325.0
126	3507	E 26	1996 Apr 10	2017 Apr 10	1,102.1	446.0
127	3953	C25	2000 Jun 02	2021 Jun 02	2,587.0	1,046.9
128	3963	M20	2000 Jun 02	2021 Jun 02	2,497.7	1,010.8
129	3964	M22	2000 Jun 02	2021 Jun 02	2,658.4	1,075.8
130	3934	M23	2000 Jun 02	2021 Jun 02	2,611.4	1,056.8
131	3933	M21	2000 Jun 02	2021 Jun 02	2,422.7	980.4
132	3863	T24	1999 Nov 17	2020 Nov 17	2,490.4	1,007.8
133	3862	T23	1999 Nov 17	2020 Nov 17	2,510.6	1,016.0
134	3861	T22	1999 Nov 17	2020 Nov 17	2,338.8	946.5
135	3860	T21	1999 Nov 17	2020 Nov 17	2,570.1	1,040.1

Core Zone Mining Leases - April 2012 Page 4 of 4

	Mining Lease	Original Claim ID	Anniversary Date	Expiry Date	Area Acres	Area Hectares
136	3495	T 20	1996 Apr 10	2017 Apr 10	2464.4	997.3
137	3494	T 19	1996 Apr 10	2017 Apr 10	2458.6	994.9
138	3832	W 3	1999 Nov 17	2020 Nov 17	2452.0	992.3
139	3833	W 4	1999 Nov 17	2020 Nov 17	2266.0	917.0
140	3834	W 5	1999 Nov 17	2020 Nov 17	2542.7	1029.0
141	3835	W 6	1999 Nov 17	2020 Nov 17	2417.9	978.5
142	3836	W 7	1999 Nov 17	2020 Nov 17	2446.3	990.0
143	3837	W 8	1999 Nov 17	2020 Nov 17	2525.1	1021.9
144	3808	C 8	1999 Nov 17	2020 Nov 17	2488.3	1007.0
145	3809	C 9	1999 Nov 17	2020 Nov 17	2408.8	974.8
146	3895	W9	2000 Jun 02	2021 Jun 02	2475.6	1001.8
147	3958	D101	2000 Jun 02	2021 Jun 02	2371.5	959.7
148	3896	W10	2000 Jul 17	2021 Jul 17	2565.9	1038.4
149	3897	W11	2000 Jun 02	2021 Jun 02	2535.3	1026.0
150	3803	W 12	1999 Nov 05	2020 Nov 05	2334.3	944.7
151	3804	W 13	1999 Nov 05	2020 Nov 05	2665.0	1078.5
152	3805	W 14	1999 Nov 05	2020 Nov 05	2395.6	969.5
153	3518	C 14	1996 Apr 10	2017 Apr 10	2512.0	1016.6
154	3813	C 13	1999 Nov 17	2020 Nov 17	2558.2	1035.3
155	3812	C 12	1999 Nov 17	2020 Nov 17	2395.7	969.5
156	3811	C 11	1999 Nov 17	2020 Nov 17	2427.6	982.4
157	3810	C 10	1999 Nov 17	2020 Nov 17	2396.5	969.8
158	3819	A 2	1999 Nov 17	2020 Nov 17	2531.0	1024.2
159	3875	C24	1999 Nov 17	2020 Nov 17	2427.1	982.2
160	3874	C23	1999 Nov 17	2020 Nov 17	2503.9	1013.3
161	3873	C22	1999 Nov 17	2020 Nov 17	2390.4	967.3
162	3872	C21	1999 Nov 17	2020 Nov 17	2347.6	950.1
163	3871	C20	1999 Nov 17	2020 Nov 17	2467.9	998.7
164	3870	C19	1999 Nov 17	2020 Nov 17	2501.8	1012.5
165	3522	C 18	1996 Apr 10	2017 Apr 10	2377.5	962.2
166	3521	C 17	1996 Apr 10	2017 Apr 10	2503.9	1013.3
167	3824	W 18	1999 Nov 17	2020 Nov 17	2337.3	945.9
168	3597	W 17	1997 Jun 26	2018 Jun 26	2446.3	990.0
169	3593	D 17	1997 Jun 26	2018 Jun 26	2591.6	1048.8
170	3594	D 18	1997 Jun 26	2018 Jun 26	2452.6	992.5
171	3596	W 16	1997 Jun 26	2018 Jun 26	2524.7	1021.7
172	3595	W 15	1997 Jun 26	2018 Jun 26	2404.8	973.2
173	3519	C 15	1996 Apr 10	2017 Apr 10	2383.5	964.6
174	3520	C 16	1996 Apr 10	2017 Apr 10	2463.1	996.8
175	3516	ED 24	1996 Apr 10	2017 Apr 10	79.6	32.2
176	3919	F11	2000 Jun 02	2021 Jun 02	2500.9	1012.1

TOTAL	176 Mining Leases in Core Zone	427,551.9 acres	173,024.1 hectares

Schedule 1.1(a) – ESCROW AGREEMENT

See attached.

__________________________________________

SECTION 116
ESCROW AGREEMENT

Dated:  •, 20•

Between

HARRY WINSTON DIAMOND MINES LTD.

and

BHP PERU HOLDINGS INC.

and

[ESCROW AGENT]

__________________________________________

TABLE OF CONTENTS

RECITALS		1
SECTION 1 – INTERPRETATION		1
1.1	Definitions.	1
1.2	Headings and Table of Contents.	3
1.3	References.	3
1.4	Number and Gender.	3
1.5	Business Day.	3
1.6	Severability	3
1.7	Schedules	3
SECTION 2 – APPOINTMENT		4
2.1	Appointment	4
SECTION 3 – PAYMENT INTO ESCROW AND ACKNOWLEDGEMENT		4
3.1	Tax Escrow Amount.	4
SECTION 4 – HOLDING OF ESCROW FUNDS		4
4.1	Escrow.	4
4.2	Investment of Tax Escrow Amount.	4
4.3	Indemnity	4
SECTION 5 – DISTRIBUTION OF ESCROW FUNDS		5
5.1	Distributions.	5
5.2	Directions.	6
SECTION 6 – SECTION 116 ESCROW AGENT		6
6.1	General.	6
6.2	Duties and Liabilities of Escrow Agent.	6
6.3	Disputes.	7
6.4	Resignation of Escrow Agent.	7
6.5	Removal of Escrow Agent.	7
6.6	Appointment of New Escrow Agent.	7
6.7	Failure to Appoint Replacement Agent.	8
6.8	New Escrow Agent.	8
6.9	No Agency.	8
6.10	Indemnity	8
6.11	Discharge from Duties.	9
6.12	Expenses.	9
6.13	Waiver of Claims.	9
6.14	Consolidation of Escrow Agent.	9
SECTION 7 – MISCELLANEOUS		10
7.1	Further Assurances.	10
7.2	Confidentiality	10
7.3	Notices	10
7.4	Time	11
7.5	Governing Law.	11

7.6	Entire Agreement.	11
7.7	Severability	11
7.8	Execution in Counterparts.	11
Schedule “A“ – Investment Direction
Schedule “B“ – PART I Payment Direction Form of Direction with respect to Disbursement of Escrow Funds
Schedule “B” – PART II Payment Direction Form of Direction with respect to Disbursement of Escrow Funds
Schedule “B“ – PART III Payment Direction Form of Direction with respect to Disbursement of Escrow Funds
Schedule “B“ – PART IV(A) Payment Direction Form of Direction with respect to Disbursement of Escrow Funds
Schedule “B“ – PART IV(B) Payment Direction Form of Direction with respect to Disbursement of Escrow Funds
Schedule “C“ – Fees

SECTION 116

ESCROW AGREEMENT

This Agreement is dated • 20• among

HARRY WINSTON DIAMOND MINES LTD.,
a corporation existing under the laws of the Northwest Territories, (“Purchaser”)

and

BHP PERU HOLDINGS INC.,
a corporation existing under the laws of Delaware, (“Vendor”)

and

[ESCROW AGENT], located in •
(the “Escrow Agent”)

RECITALS

A. Vendor and Purchaser are parties to a share purchase agreement dated as of •, 2012 (the “Purchase Agreement”) under which Purchaser acquired from Vendor 399,871,464 common shares in the capital of BHP Canadian Diamonds Company (the “Property”), being all the outstanding common shares of BHP Canadian Diamonds Company;

B. Purchaser has agreed pursuant to the Purchase Agreement to deliver the Tax Escrow Amount (defined below) to the Escrow Agent to be held and distributed by the Escrow Agent in accordance with this Agreement.

FOR VALUE RECEIVED, the parties agree as follows:

SECTION 1 – INTERPRETATION

1.1	Definitions.

In this Agreement, unless the context otherwise requires, the following terms shall have the meanings set out below and grammatical variations of such terms shall have the corresponding meaning:

“Agreement” means this escrow agreement, all attached schedules and any agreement or schedule supplementing or amending this agreement.

“Business Day” means any day, other than a Saturday, Sunday or a day on which commercial banks located in Vancouver, British Columbia, Yellowknife, Northwest Territories, London, England or Toronto, Ontario are authorized or obligated by applicable law to be closed.

“Certificate of Compliance” means a certificate issued to the Vendor and Purchaser pursuant to subsections 116(2) or 116(4) of the Tax Act dealing with the sale of the Property pursuant to the Purchase Agreement.

“Certificate Limit” means the certificate limit fixed by the Certificate of Compliance as contemplated in subsection 116(5)(d) of the Tax Act or such other amount as clearly set out in the Certificate of Compliance that may be released to the Vendor free of withholding under section 116 of the Tax Act.

“Closing Date” has the meaning ascribed thereto in the Purchase Agreement.

“Comfort Letter” means a letter issued by the Canada Revenue Agency in respect of the Vendor confirming that the Canada Revenue Agency does not require Purchaser to remit amounts withheld by it in accordance with subsection 116(5) of the Tax Act to the Receiver General of Canada within the time required under such subsection and advising Purchaser to retain withheld funds pending further instructions.

“Common Share Purchase Price” means $•

“Deadline” means the later of (i) the Outside Date or (ii) where the Purchaser has received a Comfort Letter in respect of the disposition of the Property prior to the Outside Date, the date on which the Purchaser is notified by the Canada Revenue Agency that the Comfort Letter is no longer in effect.

“Outside Date” means the 26th day of the calendar month following the calendar month in which the Closing Date occurs.

“Property” has the meaning ascribed thereto in the recitals. “Purchase Agreement” has the meaning ascribed thereto in the recitals. “Tax Act” means the Income Tax Act (Canada), as amended.

“Tax Escrow Amount” means an amount equal to the Common Share Purchase Price multiplied by twenty-five (25) percent.

“Transmission” means any electronic means of sending messages, including telex or facsimile transmission, which produces a paper record.

1.2	Headings and Table of Contents.

The division of this Agreement into sections, the insertion of headings and the provision of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.3	References.

Unless otherwise specified, all references in this Agreement to Recitals, Sections and Schedules are to the recitals to, sections of, and schedules to, this Agreement, respectively.

1.4	Number and Gender.

Unless otherwise specified, words importing the singular include the plural and vice versa and words importing gender include all genders. The term “including” shall be interpreted to mean “including without limitation”.

1.5	Business Day.

If, under this Agreement, any payment is to be made or any other action taken, on a day which is not a Business Day, that payment is to be made, and that other action is to be taken, as applicable, on the next day that is a Business Day.

1.6	Severability.

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

(a)	the legality, validity or enforceability of the remaining provisions of this Agreement; or

(b)	the legality, validity or enforceability of that provision in any other jurisdiction.

1.7	Schedules.

The following Schedules are attached to and form part of this Agreement:

 Schedule “A” – Investment Direction

Schedule “B” – Payment Directions

Schedule “C” – Fees

SECTION 2 – APPOINTMENT

2.1	Appointment.

Vendor and Purchaser hereby appoint the Escrow Agent to act, and the Escrow Agent agrees to act, as Escrow Agent in accordance with the terms and conditions of this Agreement.

SECTION 3 – PAYMENT INTO ESCROW AND ACKNOWLEDGEMENT

3.1	Tax Escrow Amount.

Purchaser herewith delivers to the Escrow Agent, and the Escrow Agent hereby acknowledges receipt of $• payable to [NTD: Insert name of Escrow Agent], in trust. Vendor and Purchaser confirm that such amount represents the Tax Escrow Amount, and is to be dealt with by the Escrow Agent pursuant to this Agreement.

SECTION 4 – HOLDING OF ESCROW FUNDS

4.1	Escrow.

The Tax Escrow Amount, together with any interest earned thereon or other proceeds therefrom, shall be held in trust by the Escrow Agent in accordance with this Agreement. The Tax Escrow Amount, together with the interest earned thereon or other proceeds therefrom during the term of this Agreement, is hereinafter referred to as the "Escrow Funds". The Escrow Agent acknowledges and agrees that it is not the beneficial owner of the Escrow Funds but holds them as agent for Purchaser and Vendor on the terms and conditions set out in this Agreement.

4.2	Investment of Tax Escrow Amount.

The Escrow Agent shall deposit the Tax Escrow Amount in an interest bearing trust account or other account, agreed to by Vendor and Purchaser in writing. The Escrow Agent shall invest the Tax Escrow Amount as directed by Vendor and Purchaser, such directions to be substantially in the form of Schedule “A”. The Escrow Agent: (i) makes no representation as to the income, profit, yield or return available or to be earned upon the Tax Escrow Amount, or as to the certainty of return of principal of amounts invested in accordance with the terms hereof; and (ii) shall bear no liability for any failure to achieve the maximum possible or desired yield or return from the Tax Escrow Amount or for loss of principal of amounts invested in accordance with the terms hereof. Vendor shall pay all income and other taxes applicable or exigible on any interest or other income it receives on the Tax Escrow Amount.

4.3	Indemnity

Vendor agrees to indemnify and hold harmless Purchaser from and against any and all Losses (as hereinafter defined) which may at any time be imposed on, incurred by or asserted against Purchaser arising from or in relation to any action or claim by the Canada Revenue Agency in respect of compliance with subsection 116(5) of the Tax Act (including for greater certainty any interest or penalties relating thereto) as regards the purchase and sale of the Property under the Purchase Agreement. This provision shall survive the termination of this Agreement.

SECTION 5 – DISTRIBUTION OF ESCROW FUNDS

5.1	Distributions.

(1) Vendor and Purchaser may, at any time after the date hereof, deliver to the Escrow Agent a joint direction executed by Vendor and Purchaser directing the Escrow Agent to release the Escrow Funds, whereupon the Escrow Agent shall immediately release the Escrow Funds as so directed.

(2) If, on or before the Deadline, Vendor delivers to Purchaser a Certificate of Compliance in respect of the disposition of the Property to Purchaser having a Certificate Limit at least equal to the Common Share Purchase Price, Vendor and Purchaser shall immediately upon receipt by Purchaser of the Certificate of Compliance execute and deliver to the Escrow Agent a joint direction substantially in the form attached hereto as Schedule "B" – PART I.

(3) If, on or before the Deadline, Vendor delivers to Purchaser a Certificate of Compliance in respect of the disposition of the Property to Purchaser having a Certificate Limit less than the Common Share Purchase Price, Vendor and Purchaser shall immediately upon receipt by Purchaser of the Certificate of Compliance execute and deliver to the Escrow Agent a joint direction substantially in the form attached hereto as Schedule "B" – PART II.

(4) If, on the Deadline, Vendor has not delivered to Purchaser a Certificate of Compliance in respect of the disposition of the Property to the Purchaser, Vendor and Purchaser shall on the Deadline execute and deliver to the Escrow Agent a joint direction substantially in the form attached hereto as Schedule "B" – PART III.

(5) If, following the Closing Date, the Canada Revenue Agency indicates that a Certificate of Compliance with a Certificate Limit in an amount which is not less than the Common Share Purchase Price will be issued in respect of the disposition of the Property by the Vendor to the Purchaser upon the payment of an amount (the “Tax Amount”) that does not exceed the Tax Escrow Amount, then immediately following receipt of such indication from Canada Revenue Agency, Vendor and Purchaser shall execute and deliver to the Escrow Agent a joint direction substantially in the form attached hereto as Schedule "B" – PART IV(A). If, on or before the Deadline, Vendor delivers to Purchaser such Certificate of Compliance, Vendor and Purchaser shall immediately upon receipt of the Certificate of Compliance execute and deliver to the Escrow Agent a joint direction substantially in the form attached hereto as Schedule "B" – Part IV(B).

(6) For greater certainty, the joint directions of Vendor and Purchaser to the Escrow Agent referred to in subsections (2), (3), (4) and (5) of this Section shall be executed and delivered by Vendor and Purchaser in the time frames contemplated by this Section.

5.2	Directions.

The Escrow Agent shall have no obligation to make any determination as to the validity of any direction.

SECTION 6 – SECTION 116 ESCROW AGENT

6.1	General.

The Escrow Agent agrees to hold and deal with the Tax Escrow Amount in accordance with this Agreement.

6.2	Duties and Liabilities of Escrow Agent.

(1) Liability. The Escrow Agent shall not be liable or answerable for anything whatsoever in connection with this Agreement or any instrument or agreement required hereunder, including enforcement of this Agreement or any such instrument or agreement, except for its own wilful misconduct or negligence or the wilful misconduct or negligence of any agent or employee of the Escrow Agent in carrying out its obligations hereunder, and the Escrow Agent shall not have any duty or obligation other than those expressly provided herein. For greater certainty, except for its own wilful misconduct or negligence or the wilful misconduct or negligence of any agent or employee of the Escrow Agent in carrying out its obligations hereunder, the Escrow Agent shall not have any liability to Vendor or Purchaser in respect of the deposit or investment of the Tax Escrow Amount in accordance with this Agreement, including without limitation, the nature of the deposit or investment, the income or interest received in connection therewith and the term to maturity thereof.

(2) Other Agreements. The Escrow Agent shall only be bound to act as set forth in this Agreement and the Escrow Agent shall not be bound in any way by any agreement or contract between Vendor and Purchaser (whether or not such Escrow Agent has any knowledge thereof), including the Purchase Agreement.

(3) Directions and Court Orders. The Escrow Agent shall comply with such notices, directions and instructions as are provided for in this Agreement and any order, judgement or decree of any court of competent jurisdiction. If any part or all of the Tax Escrow Amount held in escrow by the Escrow Agent is at any time attached or seized under any court order or in case any judicial order, judgement or decree shall be made affecting this Agreement or any part hereof then, in any such event, the Escrow Agent is authorized, upon notifying and providing copies thereof to Vendor and Purchaser, to rely upon and comply with such order, judgement or decree, and in the case of such compliance, the Escrow Agent shall not be liable by reason thereof to Vendor or Purchaser or to any other person even if thereafter any such order, judgement or decree is reversed, modified, annulled, set aside or vacated. The Escrow Agent is not bound to enquire into the authority of any person signing any certificates, instructions, directions or orders hereunder.

(4) Reliance on Experts. The Escrow Agent may employ such counsel of its choosing as it may reasonably deem necessary for the proper discharge of its duties hereunder. The Escrow Agent may, in relation to its obligations hereunder, act on the opinion, advice or information obtained from such counsel, but shall not be bound to act upon such opinion, advice or information and shall not be held responsible for any loss occasioned for so acting or not so acting, as the case may be, except if such loss results from the wilful misconduct or negligence of the Escrow Agent. The Escrow Agent may employ such assistance as may be reasonably necessary to properly discharge its duties.

(5) Other Reliance. The Escrow Agent shall be entitled to rely upon any instrument or agreement required hereunder and upon statements and communications received jointly from Vendor and Purchaser (or from any other person) believed by it to be authentic, and shall not be liable for any action taken or omitted in good faith on such reliance.

6.3	Disputes.

Should any controversy arise with respect to the Escrow Agent’s duties hereunder or under any other matter related to this Agreement, the Escrow Agent may, at the expense of the other parties, apply to a judge of a court of competent jurisdiction to determine the rights of the parties. The Escrow Agent shall be entitled to refrain from taking any action contemplated by this Agreement in the event that it becomes aware of any disagreement between the parties hereto as to any facts or as to the happening of any contemplated event precedent to such action. Purchaser and Vendor further agree to pursue any redress or recourse in connection with such a dispute, without making the Escrow Agent a party to same.

6.4	Resignation of Escrow Agent.

The Escrow Agent may resign at any time by giving fifteen (15) Business Days prior notice in writing to Vendor and Purchaser.

6.5	Removal of Escrow Agent.

Vendor and Purchaser, acting jointly, may at any time and for any reason remove such Escrow Agent from its role as Escrow Agent hereunder on seven Business Days prior notice in writing to that Escrow Agent. The Escrow Agent shall be entitled to fees earned but outstanding under this Agreement to date of removal but shall not be entitled to any other remedy or recourse against Vendor or Purchaser for, or in respect of, such removal.

6.6	Appointment of New Escrow Agent.

If the Escrow Agent gives notice of resignation under Section 6.4 or is removed under Section 6.5, Purchaser shall appoint a new Escrow Agent (providing written notice thereof to Vendor).

6.7	Failure to Appoint Replacement Agent.

Upon the effective date of resignation or removal of an Escrow Agent pursuant to Section 6.4 or 6.5, as the case may be, if a successor Escrow Agent has not been appointed, then on notice to Vendor and Purchaser, the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor Escrow Agent; failing such application to such court within 30 days from the effective date of such resignation or removal, the Escrow Agent, on notice to Vendor and Purchaser, may deposit the Tax Escrow Amount (or provide control thereof if invested) and all related records and documents with a court of competent jurisdiction pending the appointment of a successor Escrow Agent, and the duties and obligation of such Escrow Agent hereunder shall thereupon cease.

6.8	New Escrow Agent.

Any new Escrow Agent shall agree in writing to be bound by this Agreement and thereupon shall be vested with the same powers and rights and shall be subject to the same duties and obligations as if it had executed this Agreement as the Escrow Agent and, unless otherwise directed in writing jointly by Vendor and Purchaser, and upon satisfaction of all of its fees and expenses, the former Escrow Agent shall cause to be delivered the Tax Escrow Amount (or control thereof if invested) and all related records and documents to the new Escrow Agent, execute all such transfers and other documents and do all such other acts and things as the new Escrow Agent may reasonably request for the purpose of giving effect thereto.

6.9	No Agency.

Vendor and Purchaser acknowledge that the Escrow Agent is acting solely as depositary at their request and for their convenience and, notwithstanding anything to the contrary herein contained, the Escrow Agent shall not be deemed to be the agent of Vendor or Purchaser except as otherwise expressly provided herein.

6.10	Indemnity.

Vendor agree to indemnify and hold harmless the Escrow Agent from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursement, including reasonable legal or adviser fees and disbursements of whatever kind and nature (collectively, “Losses”) which may at any time be imposed on, incurred by or asserted against the Escrow Agent, arising from or out of any act, omission or error of the Escrow Agent made in the conduct of its duties hereunder; provided that Vendor shall not be required to indemnify the Escrow Agent against Losses arising out of and from the negligence or wilful misconduct of the Escrow Agent or any agent employed by the Escrow Agent in carrying out its obligations hereunder. IN NO EVENT SHALL THE ESCROW AGENT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. This provision shall survive the resignation or removal of the Escrow Agent or the termination of this Agreement.

6.11	Discharge from Duties.

(1) Disposal of Funds. Upon disposing of all of the Tax Escrow Amount in accordance with the provisions of this Agreement, the Escrow Agent shall be relieved and discharged from all claims and liabilities relating to the Tax Escrow Amount and the Escrow Agent shall not be subject to any claims made by or on behalf of any party hereto except claims relating to the negligence or wilful misconduct of the Escrow Agent or any agent employed by the Escrow Agent in carrying out its obligations hereunder.

(2) Removal on Resignation. Upon resigning or being removed pursuant to Section 6.4 or 6.5, the Escrow Agent shall distribute the Tax Escrow Amount and any interest or other income earned thereon to the new Escrow Agent appointed pursuant to Section 6.6 and the Escrow Agent shall, upon such distribution, be discharged from all further duties and obligations hereunder and shall not be subject to any claims made by or on behalf of any party hereto except claims relating to the negligence or wilful misconduct of the Escrow Agent or any agent employed by the Escrow Agent in carrying out its obligations hereunder.

6.12	Expenses.

 The reasonable fees (in accordance with Schedule "C", attached) and expenses of the Escrow Agent shall be borne by Vendor, subject to right of set off. The Escrow Agent shall have, and is hereby granted, a prior lien upon any property, cash, or assets of the Tax Escrow Amount, with respect to its unpaid fees earned and non-reimbursed expenses reasonably incurred, superior to the interests of any other persons or entities. The Escrow Agent shall be entitled and is hereby granted the right to set off and deduct any such amounts from funds on deposit pursuant to this Agreement.

6.13	Waiver of Claims.

Each party hereto waives any claims or demands against the Escrow Agent and its principals with respect to all acts taken by such Escrow Agent in conformance with this Agreement. The Escrow Agent shall not have any duty to take any action other than as specifically provided for in this Agreement. The Escrow Agent shall not have any liability for any non-action if the required action has been restrained by any order of any court or administrative agency or if, in its sole discretion, the Escrow Agent determines that any such action would violate any law or governmental regulation.

6.14	Consolidation of Escrow Agent.

Any corporation, partnership or other entity into which the Escrow Agent may be merged or converted shall succeed to all the Escrow Agent’s rights, obligations and immunities hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

SECTION 7 – MISCELLANEOUS

7.1	Further Assurances.

Vendor and Purchaser shall from time to time take or cause to be taken such action and execute and deliver (or cause to be executed and delivered) such documents and further assurances as may, in the reasonable opinion of counsel for the other parties, be necessary or advisable to give effect to this Agreement.

7.2	Confidentiality

The parties to this Agreement covenant and agree to keep confidential its existence and terms unless otherwise provided herein or agreed in writing by each party hereto. This provision shall survive the resignation or removal of the Escrow Agent or the termination of this Agreement.

7.3	Notices.

Any notice, demand or other communication (in this Section, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

(1) delivered in person during normal business hours of the recipient on a Business Day and left with the recipient, for notices delivered to individuals, or a receptionist or other responsible employee of the recipient at the relevant address set forth below;

(2) except during any period of actual or imminent interruption of postal services due to strike, lockout or other cause, sent by registered mail; or

(3) sent by Transmission, charges prepaid and confirmed by registered mail as provided in Subsection (2), as follows:

if to Vendor:

if to Purchaser:

if to the Escrow Agent:

Any notice so given shall be deemed to have been given and to have been received on the day of delivery, if so delivered; on the third Business Day (excluding each day during which there exists any interruption of postal services due to strike, lockout or other cause) following the mailing thereof, if so mailed; and on the day that notice was sent by Transmission, provided such day is a Business Day and the message is delivered during business hours on the same Business Day and if not, during business hours on the first Business Day thereafter. Addresses for notice may be changed by giving notice in accordance with this Section.

7.4	Time.

Time shall be of the essence of this Agreement.

7.5	Governing Law.

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.6	Entire Agreement.

This Agreement, and in respect of Purchaser and Vendor, the Purchase Agreement, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations and understandings. No provision may be amended or waived except in writing.

7.7	Severability.

Any provision of this Agreement which is invalid or unenforceable shall not affect any other provision and shall, so long as the general intentions of the parties hereto are preserved, be deemed to be severable.

7.8	Execution in Counterparts.

This Agreement may be executed and delivered in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument. A party’s transmission by facsimile of a copy of this Agreement duly executed by that party shall constitute effective delivery by that party of an executed copy of this Agreement to the party receiving the transmission. A party that has delivered this Agreement by facsimile shall forthwith deliver an originally executed copy to the other party or parties.

The parties have executed this Agreement.

HARRY WINSTON DIAMOND MINES
LTD.

By: ______________________________
       Name:
       Title:

BHP PERU HOLDINGS INC.

By: ______________________________
       Name:
       Title:

[ESCROW AGENT]

By: ______________________________
       Name:
       Title:

Schedule “A“ – Investment Direction

Form of Direction with respect to
Investment of Tax Escrow Amount

TO:	Escrow Agent
DATE:	•

RE: Investment of Tax Escrow Amount held by the Escrow Agent pursuant to an Escrow Agreement made between Purchaser, Vendor and Escrow Agent and dated as of •, 20• (the “Escrow Agreement”)

This direction is given pursuant to Section 4.2 of the Escrow Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Escrow Agreement.

The undersigned hereby jointly authorize and direct the Escrow Agent to invest the following Tax Escrow Amount as follows as soon as is practicable:

INVESTMENT:	•
TERM:	•
TOTAL AMOUNT:	$•

and this shall be your good, sufficient and irrevocable authority to do so.

HARRY WINSTON DIAMOND MINES LTD.

By: ______________________________
       Name:
       Title:

BHP PERU HOLDINGS INC.

By: ______________________________
       Name:
       Title:

Schedule “B“ – PART I
Payment Direction

Form of Direction with respect to
Disbursement of Escrow Funds

TO:	Escrow Agent
RE:	Escrow Agreement made between Purchaser, Vendor and Escrow Agent and dated as of •, 20• (the “Escrow Agreement”)

This direction is given pursuant to Section 5.1(2) of the Escrow Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Escrow Agreement.

You are hereby irrevocably authorized and directed to pay out of the Escrow Funds the sum of $•_______1 to BHP Peru Holdings Inc. on •_________2, all in accordance with the detailed instructions attached hereto as Appendix I3 in respect of the •_________4 account, and this shall be your good, sufficient and irrevocable authority to do so.

HARRY WINSTON DIAMOND MINES LTD.

By: _______________________________
       Name:
       Title:

BHP PERU HOLDINGS INC.

By: _______________________________
       Name:
       Title:

_______________________________
1 Insert full amount of Escrow Funds (less any applicable withholding taxes, if any).
2 Insert date of distribution.
3 Appendix to contain account, wire transfer, method of payment instructions etc., as appropriate.
4 Insert name of account.

Schedule “B” – PART II
Payment Direction

Form of Direction with respect to
Disbursement of Escrow Funds
TO:	Escrow Agent
RE:	Escrow Agreement made between Purchaser, Vendor and Escrow Agent and dated as of • 20• (the “Escrow Agreement”)

This direction is given pursuant to Section 5.1(3) of the Escrow Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Escrow Agreement.

You are hereby irrevocably authorized and directed to pay out of the Escrow Funds the following:

(A)	the sum of $•_______[1] to the Receiver General for Canada on •________[2] , and

(B)	the sum of $•_______[3] to BHP Peru Holdings Inc. on •________[4] ,

all in accordance with the detailed instructions attached hereto as Appendix I5 in respect of the •_________6 account, and this shall be your good, sufficient and irrevocable authority to do so.

_______________________________________
1 Insert amount equal to twenty-five percent (25%) of the difference between the Common Share Purchase Price and the amount of the Certificate Limit on the Certificate of Compliance.
2 Insert date of distribution.
3 Insert the balance of the Escrow Funds not required to be remitted to the Receiver General for Canada, if any (less any applicable withholding taxes, if any).
4 Insert date of distribution.
5 Appendix to contain account, wire transfer, method of payment instructions etc., as appropriate.
6 Insert name of account.

HARRY WINSTON DIAMOND MINES LTD.

By: _______________________________
       Name:
       Title:

BHP PERU HOLDINGS INC.

By: _______________________________
       Name:
       Title:

Schedule “B“ – PART III
Payment Direction

Form of Direction with respect to
Disbursement of Escrow Funds

TO:	Escrow Agent
RE:	Escrow Agreement made between Purchaser, Vendor and Escrow Agent and dated as of •, 20 • (the “Escrow Agreement”)

This direction is given pursuant to Section 5.1(4) of the Escrow Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Escrow Agreement.

You are hereby irrevocably authorized and directed to pay out of the Escrow Funds the following:

(A)	the sum of $ •_______[1] to the Receiver General for Canada on •_________[2] , and

(B)	the sum of $ •_______[3] to BHP Peru Holdings Inc. on •_________[4] ,

all in accordance with the detailed instructions attached hereto as Appendix I5 in respect of the  •_________6 account, and this shall be your good, sufficient and irrevocable authority to do so.

.

________________________________________
1 Insert Tax Escrow Amount.
2 Insert date of distribution.
3 Insert the balance of the Escrow Funds not required to be remitted to the Receiver General for Canada, if any (less any applicable withholding taxes, if any).
4 Insert date of distribution.
5 Appendix to contain account, wire transfer, method of payment instructions etc., as appropriate.
6 Insert name of account.

HARRY WINSTON DIAMOND MINES LTD.

By: _______________________________
       Name:
       Title:

BHP PERU HOLDINGS INC.

By: _______________________________
       Name:
       Title:

Schedule “B“ – PART IV(A)
Payment Direction

Form of Direction with respect to
Disbursement of Escrow Funds

TO:	Escrow Agent
RE:	Escrow Agreement made between Purchaser, Vendor and Escrow Agent and dated as of •, 20 • (the “Escrow Agreement”)

This direction is given pursuant to Section 5.1(5) of the Escrow Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Escrow Agreement.

You are hereby irrevocably authorized and directed to pay out of the Escrow Funds the sum of $ •_______1 to the Receiver General for Canada on  •_________2, in accordance with the detailed instructions attached hereto as Appendix I3 in respect of the  •_________4 account, and this shall be your good, sufficient and irrevocable authority to do so.

HARRY WINSTON DIAMOND MINES LTD.

By: _______________________________
       Name:
       Title:

BHP PERU HOLDINGS INC.

By: _______________________________
       Name:
       Title:

___________________________________
1 Insert the Tax Amount.
2 Insert date of distribution.
3 Appendix to contain account, wire transfer, method of payment instructions etc., as appropriate.
4 Insert name of account.

Schedule “B“ – PART IV(B)
Payment Direction

Form of Direction with respect to
Disbursement of Escrow Funds

TO:	Escrow Agent
RE:	Escrow Agreement made between Purchaser, Vendor and Escrow Agent and dated as of •, 20• (the “Escrow Agreement”)

This direction is given pursuant to Section 5.1(5) of the Escrow Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Escrow Agreement.

You are hereby irrevocably authorized and directed to pay out of the Escrow Funds the sum of $•_______1 to BHP Peru Holdings Inc. on •_________2, in accordance with the detailed instructions attached hereto as Appendix I3 in respect of the •_________4 account, and this shall be your good, sufficient and irrevocable authority to do so.

HARRY WINSTON DIAMOND MINES LTD.

By: _______________________________
       Name:
       Title:

BHP PERU HOLDINGS INC.

By: _______________________________
       Name:
       Title:

_______________________________________
1 Insert an amount equal to the Escrow Funds balance less the Tax Amount, if any (less any applicable withholding taxes, if any).
2 Insert date of distribution.
3 Appendix to contain account, wire transfer, method of payment instructions etc., as appropriate.
4 Insert name of account.

Appendix I – Account Particulars

In Respect of $• of the Tax Escrow Amount:

Bank name:	•
Bank address:	•
Credit Account Number:	•
Name on account receiving credit:	Instantel Escrow
Account number to receive credit:	•

Schedule “C“ – Fees

Schedule 3.3(a) – STATEMENT OF EFFECTIVE PERIOD PAYMENT

Statement of Effective Period Payment (USD)
(Closing Date)

	(Closing Date)

Effective Period Distributions(1)	$1.00	A
Less: Effective Period Contributions(1)	$(2.00)	B
Less: Effective Period Notional Taxes(2)	$(1.00)	C
Effective Period Net Cash $	$(2.00)	D

Effective Date Purchase Price	$10.00	E
Less: Effective Period Net Cash	$(2.00)	D
Effective Period Payment	$12.00	F = E - D

Annual Interest Rate on Payment	3%	G
Effective Period Length (days) if Closing Occurred on Reporting Date	180	H
Interest (Payable by Purchaser to BHP Billiton Parties) (3)	$0.18	I = F x G x H
Total Effective Period Payment	$12.18	J = F + I

(1) Effective Period Distributions and Effective Period Contributions will be converted from CAD to USD based on the day of distribution using Bank of Canada end of day rate.
(2) Effective Period Notional Taxes shall be calculated in accordance with Schedule A.
(3) This is a rough estimate of the interest payment for illustrative purposes only. The Interest Amounts will actually be calculated on a daily basis per Section 2.2(c) .

Schedule 8.2 – REORGANIZATION STEPS

For purposes of this Schedule 8.2, the following terms shall have the respective meanings set out below:

"BHP Billiton Canada Core Zone Assets" has the meaning set out in Section 2 of this Schedule 8.2;

"BHP Billiton Canada DB Plan Assets" has the meaning set out in Section 4 of this Schedule 8.2;

"BHP Billiton Canada DC Plan" means the BHP Billiton Canada Salaried Employee Defined Contribution Plan (PBSA registration no. 57401);

"BHP Billiton Canada Group RRSP Plan" means the group registered retirement savings plan established by BHP Billiton Canada, in its capacity as the operator of the Core Zone Joint Venture, for the EKATI Mine Employees;

"BHP Billiton Canada Supplementary DC Plan" means the BHP Billiton Canada Salaried Employee Defined Contribution Supplementary Plan effective July 1, 2004 and amended January 1, 2007;

"Excluded Assets" has the meaning set out in Section 5 of this Schedule 8.2;

"Finning Agreement" means the dealer agreement dated January 1, 2010 between BHP Billiton Canada and Finning (Canada), a division of Finning International Inc., other than any purchase orders issued pursuant to such dealer agreement;

"GST" means all Taxes payable under the Excise Tax Act (Canada) (including, for greater certainty, the Harmonized Sales Tax) or under any provincial legislation similar to the Excise Tax Act (Canada), and any reference to a specific provision of the Excise Tax Act (Canada) or any such provincial legislation shall refer to any successor provision thereto of like or similar effect;

"Information Management Agreements" means all Contracts entered into by BHP Billiton Canada in connection with the provision of information management or information technology services to the Core Zone Joint Venture;

"Investment Services Agreement" means the investment services agreement dated December 5, 2011 between Mercer Global Investments Canada Limited and BHP Billiton Canada;

"Leases" means (a) the office space lease agreement dated December 1, 2006 between Dundeal Canada West (GP) Inc., as landlord, and BHP Billiton Canada, as tenant, as amended by lease amending agreements dated July 24, 2008 and January 28, 2011 in respect of the premises municipally known as Suites 400, 900, 901 & 1102 Precambrian Building, 4920 – 52nd Street, Yellowknife, (b) land lease no. 102029 dated June 4, 1999 between The Commissioner of the Northwest Territories, as represented by The Department of Transportation, as landlord, and BHP Billiton Canada, as lessee, as amended by amending agreements dated March 1, 2005, March 10, 2007 and October 5, 2011 and (c) all leases entered into by BHP Billiton Canada in respect of residential properties located in Yellowknife, Northwest Territories;

"Non-Union Employees" has the meaning set out in Section 9 of this Schedule 8.2;

"Operatorship Assets" has the meaning set out in Section 3 of this Schedule 8.2;

"Operatorship Transfer Closing Time" means the time at which the transfer and assignment of the Operatorship Assets to BCDC is completed;

"Reorganization Assets" means the BHP Billiton Canada Core Zone Assets, the Operatorship Assets and the BHP Billiton Canada DB Plan Assets;

"Replacement Plans" has the meaning set out in Section 10 of this Schedule 8.2;

"Sales Representation Agreements" means (a) the sales representation agreement dated January 1, 2003 between BHP Billiton Canada and C. Fipke Holdings Ltd., as amended by an amending agreement dated June 20, 2006 and (b) the sales representation agreement dated December 21, 2002 between BHP Billiton Canada and Dr. Stewart Blusson, as amended by an amending agreement dated June 20, 2006;

"Transferred Employees" has the meaning set out in Section 9 of this Schedule 8.2; and

"Union Employees" has the meaning set out in Section 9 of this Schedule 8.2.

The following matters will be completed as part of the Reorganization; however, BHP Billiton Canada and BCDC may undertake alternate transactions that in the reasonable view of BHP Billiton Canada and BHP Peru are, or may be, more effective to complete the Reorganization, provided that such alternative transactions do not prejudice Purchaser. BHP Billiton Canada and BHP Peru will promptly advise Purchaser of such alternate transactions. It is acknowledged and agreed that the Reorganization will be completed as close to, but in advance of, the Time of Closing as is reasonably practicable.

1.	Elimination of Intercompany Indebtedness and Transfer of Subsidiaries

Prior to the Time of Closing, all capital indebtedness (and interest accrued thereon) owing by BHP Billiton Canada to BCDC shall be paid and discharged in full. BCDC shall use part of such funds received from BHP Billiton Canada to pay and discharge in full a capital debt (and interest accrued thereon) owed by BCDC to an Affiliate of BCDC incorporated in the United States, and BCDC shall use the remainder of such funds to reduce its share capital (without any buy-back) in respect of the BCDC Common Shares held by BHP Peru.

Prior to the Time of Closing, BCDC shall transfer the shares of Dia Met Minerals (Africa) Limited and Oy Alwima Limited owned by BCDC to BHP Billiton Canada for nominal cash consideration.

2.	Transfer of Assets

Prior to the Time of Closing, BHP Billiton Canada shall transfer to BCDC and BCDC shall acquire from BHP Billiton Canada:

(a)	BHP Billiton Canada's legal and beneficial right, title and interest in the Core Zone JVA and its 51% Core Zone Participating Interest;

(b)

BHP Billiton Canada's legal and beneficial right, title and interest in all Contracts to which BHP Billiton Canada is a party, in its own capacity and not in its capacity as operator of the Core Zone Joint Venture, that relate exclusively to the Core Zone Joint Venture and/or the Core Zone Property and/or the BBDNV Business, excluding the Confidentiality Agreement; and

(c)	all of BHP Billiton Canada's, in its own capacity and not in its capacity as operator of the Core Zone Joint Venture, legal and beneficial right, title and interest in the Intellectual Property;

(collectively, the "BHP Billiton Canada Core Zone Assets").

3.	Transfer of Operatorship

Following the sale, assignment and transfer of the BHP Billiton Canada Core Zone Assets to BCDC and prior to the Time of Closing, BHP Billiton Canada and BCDC shall take all necessary steps to transfer the operatorship of the Core Zone Joint Venture from BHP Billiton Canada to BCDC.

In connection with the resignation of BHP Billiton Canada and appointment of BCDC as the operator of the Core Zone Joint Venture, and prior to the Time of Closing, BHP Billiton Canada shall transfer and assign to BCDC and BCDC shall assume legal title to all of the property and assets of BHP Billiton Canada used or held for use by BHP Billiton Canada in its capacity as operator of the Core Zone Joint Venture in connection with or otherwise relating to the Core Zone Joint Venture and/or the Core Zone Property (other than the Excluded Assets), whether real or personal, tangible or intangible, of every kind and description and wheresoever situate (collectively, the "Operatorship Assets"), including:

(a)

all Contracts to which BHP Billiton Canada is a party, in its capacity as operator of the Core Zone Joint Venture, that relate primarily to the Core Zone Joint Venture and/or the Core Zone Property and/or the BBDNV Business other than the Finning Agreement;

(b)	the EKATI Permits;

(c)	the Core Zone Leases;

(d)	all Financial Sureties delivered by BHP Billiton Canada;

(e)

all real property of which BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, is the registered or beneficial fee simple owner and that is used in connection with the Core Zone Joint Venture and/or the Core Zone Property;

(f)

all rights as lessee of real property in which BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, has a leasehold interest and that is used in connection with the Core Zone Joint Venture and/or the Core Zone Property, together with all leasehold improvements relating thereto;

(g)

all machinery, equipment, parts, furnishings, furniture and accessories owned by BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, relating to the Core Zone Joint Venture and/or the Core Zone Property;

(h)

all accounts receivable, trade accounts, notes receivable, book debts and other debts due or accruing due to BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, in connection with the Core Zone Joint Venture and/or the Core Zone Property, and the benefit of all security for such accounts receivable, trade accounts, notes receivable, book debts and other debts;

(i)	all deposits and prepaid expenses paid by BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, in connection with the Core Zone Joint Venture and/or the Core Zone Property;

(j)

all books and records relating to the Core Zone Joint Venture and/or the Core Zone Property that are in the possession of BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, including all technical records, records, files, papers, reports, surveys, plans or specifications, contracts and documents; and

(k)	all of BHP Billiton Canada's, in its capacity as operator of the Core Zone Joint Venture, right, title and interest in the Intellectual Property.

4.	Transfer of BHP Billiton Canada DB Plan

In connection with the transfer of the Operatorship Assets, and prior to the Time of Closing, BHP Billiton Canada shall transfer and assign to BCDC and BCDC shall assume BHP Billiton Canada's legal and beneficial right, title and interest in the BHP Billiton Canada DB Plan, its related trust or other funding medium and all Contracts related to the BHP Billiton Canada DB Plan to which BHP Billiton Canada is a party (collectively, the "BHP Billiton Canada DB Plan Assets"). Prior to the assignment and assumption of the BHP Billiton Canada DB Plan contemplated by this Section 4, BHP Billiton Canada shall cause all persons, other than EKATI Former Employees and the Transferred Employees who are active members of the BHP Billiton Canada DB Plan at the Operatorship Transfer Closing Time, to cease to be active members of the BHP Billiton Canada DB Plan.

5.	Excluded Assets

The Reorganization Assets shall not include any assets that are not specifically included in Sections 2, 3 or 4, and for greater certainty the Reorganization Assets shall not include any of the following property and assets (collectively, the "Excluded Assets"):

(a)	all cash, cash equivalents and bank deposits owned or held by BHP Billiton Canada in its own capacity and not in its capacity as operator of the Core Zone Joint Venture;

(b)	all minute books, stock ledgers and Tax records of BHP Billiton Canada in connection with the Core Zone Joint Venture and/or the Core Zone Property;

(c)

all personnel records that BHP Billiton Canada is required by law to retain in its possession provided that complete copies thereof are provided to BCDC to the extent that they pertain to the Transferred Employees (as defined below), in accordance with applicable Law;

(d)

all rights under the BHP Billiton Canada Employee Plans, including, for greater certainty, all Contracts related to the BHP Billiton Canada Supplementary DB Plan, the BHP Billiton Canada DC Plan and the BHP Billiton Canada Supplementary DC Plan, other than the BHP Billiton Canada DB Plan, its related trust or other funding medium and all Contracts related to the BHP Billiton Canada DB Plan to which BHP Billiton Canada is a party;

(e)

all Tax instalments paid by BHP Billiton Canada in connection with the Core Zone Joint Venture and/or the Core Zone Property, and the right to receive any refund of Taxes, levies or governmental charges paid by or on behalf of BHP Billiton Canada in respect of a period or part of a period prior to the Closing Date regardless of whether such rights have arisen or arise in the future;

(f)	all rights of BHP Billiton Canada under the Confidentiality Agreement;

(g)	BHP Billiton Canada's office equipment located in Vancouver, British Columbia, Saskatoon, Saskatchewan or Toronto, Ontario;

(h)	any property or assets utilized by BHP Billiton Canada in connection with the development, exploration and mining of mineral resources other than diamonds; and

(i)	any property or assets of BHP Billiton Canada that are not used exclusively in connection with the Core Zone Joint Venture and/or the Core Zone Property.

6.	Further Assurances Regarding Non-Assignable Rights

BHP Billiton Canada shall not assign any right, Contract or Intellectual Property to BCDC in accordance with Sections 2, 3 and 4 that are not assignable in whole or in part without the consent or approval of any applicable Governmental Authority or, in the case of any Contract, the consent of the other party or parties to it, as applicable, unless such approval or consent has been given on terms satisfactory to BHP Billiton Canada and BCDC. In order, however, that the full value of any right, Contract (other than the Credit Facility, the Sales Representation Agreements, the Leases, the Investment Services Agreement and the Information Management Agreements) or Intellectual Property intended to be assigned by BHP Billiton Canada to BCDC for which a required consent or approval has not been obtained may be realized for the benefit of BCDC, BHP Billiton Canada shall hold the benefit of such rights, Contracts (other than the Credit Facility, the Sales Representation Agreements, the Leases, the Investment Services Agreement and the Information Management Agreements) and Intellectual Property in trust for BCDC for a period of twelve (12) months from the Closing Date and during such period shall co-operate with BCDC in any arrangements designed to provide to BCDC the benefits thereunder or in respect thereof, including the enforcement for the benefit of BCDC of any and all rights of BHP Billiton Canada thereunder or in respect thereof. To the extent any such consent or approval has not been obtained at the end of such twelve (12) month period, BHP Billiton Canada shall be entitled to terminate such right or Contract (other than Intellectual Property).

During the twelve (12) month period referred to above, BHP Billiton Canada and BCDC shall each use their commercially reasonable efforts to obtain the consent or approval of any applicable Governmental Authority or, in the case of any Contract (other than the Credit Facility, the Sales Representation Agreements, the Leases, the Investment Services Agreement and the Information Management Agreements), the consent of the other party or parties to it in all cases in which such consent or approval is required to complete an assignment described in Sections 2, 3 and 4 and which has not been obtained at the time the assignment is to be completed.

7.	Consideration for BHP Billiton Canada Core Zone Assets

BCDC shall issue preferred shares to BHP Billiton Canada as consideration for the transfer of the BHP Billiton Canada Core Zone Assets. The value of the preferred shares to be issued by BCDC shall be the fair market value of the BHP Billiton Canada Core Zone Assets less the amount of the Assumed Liabilities related to the BHP Billiton Canada Core Zone Assets.

BCDC and BHP Billiton Canada shall jointly elect under s. 85(1) of the Tax Act to effect the transfer of the BHP Billiton Canada Core Zone Assets at the lowest amount permitted under that provision, with the intention that BHP Billiton Canada shall realize no taxable income or capital gains on the transfer. BCDC and BHP Billiton Canada shall jointly elect under s. 22 of the Tax Act in respect of any accounts receivable included in the BHP Billiton Canada Core Zone Assets. BCDC and BHP Billiton Canada shall further jointly elect under s. 167(1) of the Excise Tax Act (Canada), with the intention that no GST be applicable on the transfer of the BHP Billiton Canada Core Zone Assets. In this respect and before the transfer, BCDC shall open a GST/HST account with the Canada Revenue Agency under its existing federal Business Number.

8.	Assumption of Liabilities

BCDC shall assume, pay, satisfy, discharge, perform and fulfil: (i) the Assumed Liabilities related to the BHP Billiton Canada Core Zone Assets from and after the time of the sale, transfer and assignment of the BHP Billiton Canada Core Zone Assets, (ii) the Assumed Liabilities related to the Operatorship Assets from and after the time of the sale, transfer and assignment of the Operatorship Assets and (iii) the Assumed Liabilities related to the BHP Billiton Canada DB Plan Assets from and after the time of the sale, transfer and assignment of the BHP Billiton Canada DB Plan Assets. For greater certainty, prior to the Time of Closing, BCDC will have assumed all of the Assumed Liabilities.

The parties shall assign zero value in respect of BCDC becoming liable for any and all closure and reclamation obligations, or other future contingent obligations included in the Assumed Liabilities. In this respect, BCDC and BHP Billiton Canada see no separate consideration flowing from BCDC to BHP Billiton Canada in respect of these closure and reclamation obligations and other future contingent obligations because all of these obligations are inextricably linked to and form an integral part of the BHP Billiton Canada Core Zone Assets to be transferred to BCDC (and therefore already reduce the value of the BHP Billiton Canada Core Zone Assets).

9.	Employees

Prior to the Operatorship Transfer Closing Time, BCDC shall offer employment to all employees employed by BHP Billiton Canada, in its capacity as operator of the Core Zone Joint Venture, at the Core Zone Property that are not members of a bargaining unit other than the Excluded Employees (unless, in the case of an EKATI Secondee, such Excluded Employee has not been made, or has rejected, an offer by a BHP Billiton Employer pursuant to Section 9.3 of the Agreement) ("Non-Union Employees"). Such employment offers shall be effective as at the Operatorship Transfer Closing Time and shall be on the terms and conditions, including a recognition of prior service with BHP Billiton Canada or any Affiliate of BHP Billiton Canada for all purposes, that are substantially the same as and no less favourable to the Non-Union Employees as are then applicable to the Non-Union Employees, provided that, in respect of the benefits provided pursuant to the equity plans made available to the Non-Union Employees, such offers of employment shall only be required to provide for benefits that are comparable in the aggregate to the benefits provided under such equity plans.

As a result of the Reorganization, BCDC shall become a successor employer of all employees employed at the Core Zone Property that are members of a bargaining unit (the "Union Employees"). BCDC shall assume all of the obligations and liabilities of BHP Billiton Canada in respect of the Union Employees under the EKATI CBA and the collective bargaining relationship with respect to such employees and assume full responsibility for all Union Employees, and be bound by and comply with the terms of the EKATI CBA, effective from the Operatorship Transfer Closing Time.

All Non-Union Employees who accept an offer of employment from BCDC and all Union Employees shall be referred to in this Schedule as the "Transferred Employees".

10.	Employee Plans

BCDC shall establish, effective from and after the Operatorship Transfer Closing Time, replacement employee benefit plans (the "Replacement Plans") for the Transferred Employees and the EKATI Former Employees to replace the BHP Billiton Canada Employee Plans, other than a replacement employee benefit plan for the BHP Billiton Canada DB Plan which will be assigned and transferred by BHP Billiton Canada to BCDC in accordance with Section 4. The Replacement Plans shall provide benefits substantially similar to and no less favourable than, and be on substantially the same terms and conditions as, the BHP Billiton Canada Employee Plans set out in Section 4.20(b) of the Disclosure Letter previously made available to Non-Union Employees, the Union Employees (in accordance with the EKATI CBA) and the EKATI Former Employees by BHP Billiton Canada, provided that with respect to the equity plans made available to the Non-Union Employees, the Union Employees and the EKATI Former Employees the Replacement Plans shall only be required to provide benefits to the Non-Union Employees, the Union Employees and the EKATI Former Employees that are comparable in the aggregate to such equity plans. For the purpose of determining the eligibility of a Transferred Employee or an EKATI Former Employee for membership, entitlement to or calculation of benefits under the Replacement Plans: (a) their period of employment shall include employment with both BHP Billiton Canada, an Affiliate of BHP Billiton Canada and BCDC and shall be deemed not to have been interrupted at the Operatorship Transfer Closing Time; (b) their period of membership shall include membership in both the existing BHP Billiton Canada Employee Plans and the Replacement Plans and shall be deemed not to have been interrupted at the Operatorship Transfer Closing Time; and (c) their period of service shall include their service in both the existing BHP Billiton Canada Employee Plans and the Replacement Plans and shall be deemed not to have been interrupted at the Operatorship Transfer Closing Time, in each case without duplication of benefits. Transferred Employees and EKATI Former Employees shall begin to accrue benefits and incur claims under the Replacement Plans as of the Operatorship Transfer Closing Time.

At the Reorganization Closing Time, BCDC shall have all necessary information to administer the Replacement Plans in accordance with their terms and applicable Laws. Each of the Replacement Plans shall be registered and, prior to the Closing Time, administered in compliance with all applicable Laws and the EKATI CBA, as applicable. At the Reorganization Closing Time, the terms of each Replacement Plan will be valid under all applicable Laws. Any Replacement Plan that purports to be a deferred or special income arrangement under the Tax Act that requires contributions from, or participation by, the employer or which purports to have Tax-favoured treatment shall, in the opinion of BHP Billiton Canada relying on the advice of its legal counsel and benefits advisers, meet all requirements in effect under the Tax Act for such qualification or treatment and shall comply with the provisions of the Tax Act and the administrative practices of CRA applicable to that type of plan or treatment.

11.	Pension Plans

In accordance with Sections 4 and 8, BHP Billiton Canada shall assign and transfer to BCDC and BCDC shall assume the BHP Billiton Canada DB Plan and the rights, duties, obligations and liabilities of BHP Billiton Canada with respect to the BHP Billiton Canada DB Plan and its related trust or other funding medium and all Contracts related to the BHP Billiton Canada DB Plan to which BHP Billiton Canada is a party. At the Reorganization Closing Time, BCDC shall have all necessary information to administer the BHP Billiton Canada DB Plan in accordance with its terms and applicable Laws.

BCDC shall, effective as of the Operatorship Transfer Closing Time, establish Replacement Plans which are a registered defined contribution pension plan, a supplementary defined contribution pension plan, a supplementary defined benefit pension plan and a Group RRSP to provide for accrued benefits (without duplication of benefits) and continuing benefits accrual for the benefit of the Transferred Employees and the EKATI Former Employees who, as of the Operatorship Transfer Closing Time, have accrued benefits under and are members of any of the BHP Billiton Canada Supplementary DB Plan, the BHP Billiton Canada DC Plan, the BHP Billiton Canada Supplementary DC Plan or the BHP Billiton Canada Group RRSP. As soon as practicable after the Operatorship Transfer Closing Time, BHP Billiton Canada shall seek all required regulatory approvals from any Governmental Authorities for and take all commercially reasonable steps to transfer the assets and liabilities relating to the Transferred Employees and EKATI Former Employees from the BHP Billiton Canada Group RRSP and the BHP Billiton Canada DC Plan to the applicable Replacement Plan.

12.	Required Reorganization Approvals

The obligations of BHP Billiton Canada and BCDC to complete the transactions described in this Schedule shall be subject to receipt of all of the Required Reorganization Approvals.

13.	Documentation

BHP Billiton Canada and BCDC shall enter into:

(a)

an asset purchase agreement in order to effect the sale, assignment and transfer of the BHP Billiton Canada Core Zone Assets to BCDC and the assumption of the Assumed Liabilities related to the BHP Billiton Canada Core Zone Assets by BCDC in accordance with Sections 2, 7 and 8;

(b)

an agreement in order to effect the assignment and transfer of the Operatorship Assets to BCDC and the assumption of the Assumed Liabilities related to the Operatorship Assets by BCDC in accordance with Sections 3 and 8; and

(c)

all other agreements, deeds, assignments, bills of sale, resolutions and other conveyancing documents necessary or reasonably required to transfer the BHP Billiton Canada DB Plan and all Reorganization Assets to BCDC.

14.	As is, where is

The Reorganization Assets shall be transferred from BHP Billiton Canada to BCDC on an "as is, where is" basis, without the provision of any representations and warranties in respect thereof.

15.	Section 721 of the Internal Revenue Code of 1986

BHP Billiton Canada and BCDC intend for the transfer of the BHP Billiton Canada Core Zone Assets to qualify as a tax-free contribution under Section 721 of the Internal Revenue Code of 1986, as amended.